Exhibit 99.1

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 1

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico

Effective Date: October 31, 2017

Report Date: August 21, 2018

Report Prepared for:

Sierra Metals, Inc. 79 Wellington Street West, Suite 2100 P.O. Box 157 Toronto, Ontario, M5K 1H1 Canada

Qualified Persons:

Giovanny Ortiz, BSc Geology, FAusIMM CP

Enrique Rubio, Ph.D.

Augusto Chung, FAusIMM CP

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 2

Date and signature Page

This Technical Report is dated as of August 21, 2018, with an effective date of October 31, 2017.

Name	Professional Designation	Signature	Date Signed (dd/mm/yy)
Giovanny Ortiz	BSc Geology, FAusIMM CP	“Giovanny Ortiz”	21/08/2018
Enrique Rubio	Ph. D.	“Enrique Rubio”	21/08/2018
Augusto Chung	FAusIMM CP	“Augusto Chung”	21/08/2018

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 3

1	Executive summary

Introduction

Sierra Metals Inc. own and operate the Bolivar Mine and Piedras Verdes processing plant (combined to form the Property) located in the Piedras Verdes District of Chihuahua State, Mexico, approximately 250 kilometres southwest of the city of Chihuahua. The Property consists of 14 mineral concessions totalling 6,800 hectares.

Sierra Metals Inc., formerly known as Día Bras Exploration Inc., engaged various specialist groups to evaluate how, on a conceptual level; mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput. This Technical Report is a Preliminary Economic Assessment (PEA) prepared and filed in accordance with National Instrument 43-101 and Form 43-101F1.

Geology

The Bolivar Mine exploits Cu-Zn skarn mineralization and is one of many precious and base metal deposits of the north-northwest trending Sierra Madre belt in the states of Chihuahua, Durango and Sonora in north western Mexico. Stratigraphy exerts a strong control on mineralization, calcic beds host predominantly host zinc mineralization and underlying dolomitic beds host copper dominant mineralization. Highest grades develop in areas of structurally controlled brecciation around the margins of intrusions.

Resource

This PEA considers indicated and inferred resources reported by SRK on June 28th, 2018 with an effective date as of October 31, 2017. By definition resources have not had modifying economic factors applied to them and they are not demonstrated to be economically viable.

Class	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774

Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold and silver assays were capped where appropriate.

Mineral resources are reported at cut-off values based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.59/t), processing costs (US$ 8.33/t), and general and administrative costs (US$2.41/t).

The metal value COG for the Bolivar Mine is US$ 29.00 /t. No mineral resources are reported for the remaining pillars.

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

**Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

The resources were estimated by David Keller of SRK consulting (Canada) using Ordinary Kriging (OK), and reviewed and validated by Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person.

Note: Mining has continued since the publication of this resource and resources have not been subsequently depleted.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 4

Mining

A sustainable mine production of 3000 tpd is achieved at the Bolivar Mine using a combination of room and pillar and longhole stoping mining. Redco Mining Consultants (Redco) were commissioned by Sierra Metals to determine how mine production could be increased sustainably and also to define the optimal economic rate of mine production. Redco determined that the optimal rate of production is 5000 tpd and that a three-year period of advanced development would be required to achieve this production increase. Redco deemed that a capital investment of $62 M was needed to fund mine development and the acquisition of mine fleet.

Proposed production increases are based on the phasing out of room and pillar mining and the deployment of longhole stoping throughout the mine. Compared to room and pillar mining, longhole stoping offers the advantages of increased productivity and increased mine recoveries.

Longhole stoping in areas of shallower dipping mineralised bodies will increase total dilution compared to room and pillar mining, shallower dipping bodes are diluted up to 53% compared to more vertical bodies where total anticipated dilution can be much less at 17%.

Mineral Processing

The Piedras Verdes processing plant, located 8.2 kilometres from the Bolivar Mine, uses a conventional crushing-milling-flotation circuit to recover mineral and to produce commercial quality copper concentrates with silver and gold by-product credits.

The Piedras Verdes processing plant currently processes 3000 tpd and achieves recoveries of Cu 83%, Au 64% and Ag 78% all deported to a copper concentrate. Piedras Verdes previously recovered zinc, equipment related to the zinc recovery circuit is idle at the plant. Sierra metals determined that throughput at the plant could be increased to 5000 tpd, this increase requires a capital expenditure of $9.7 M over a three-year period. Throughput increases are dependent on:

•	Overhauling and repurposing of idle equipment installed at the plant
•	Overhauling and or replacement of active equipment, which will require a temporary shutdown of processing operations
•	Purchase of mobile jaw and cone crushers for the crushing circuit; Sierra Metals determined that compared to fixed equipment, mobile equipment has a similar cost but offers more flexibility and does not require civil works and engineering ahead of installation
•	Increase in tailings storage capacity.

Transmin have identified various areas for potential efficiency gains and processing improvements at the Piedras Verdes Plant, these areas of improvement are not considered in the mine plan are being investigated by Sierra Metals:

•	Magnetic separation
•	Removal of fines ahead of primary crushing
•	Conversion of an idle conditioning tank to a flash flotation tank
•	Introduction of a secondary milling circuit
•	Union of milling outflow distribution to a single cluster of 10 hydro cyclones

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 5

Tailings Management

The current conventional tailings storage facility has capacity to store tailings until year end 2019 at a production rate of 3000 tpd. Anddes were commissioned by Sierra Metals to develop preliminary designs for a tailings storage facility with capacity to store 14Mt of tailings, is estimated to cost $4M and will be constructed in stages. Construction of a starter dam for a new filtered/dry-stack tailings storage facility has begun.

The 14 Mt storage capacity of the new facility is 4.6 Mt less than that required to store all the tailings associated with the proposed mine plan; additional tailings storage is required if the proposed mine plan is to be realised.

Economic Analysis

Redco undertook an Economic Analysis of their proposed mine plan combined with other factors including modifications to the Piedras Verdes processing plant and tailings storage facilities.

The PEA estimates a base case after – tax Net Present Value (NPV) of US$214 million, with an after-tax return on investment of 550% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$ 96 M. The payback period for the Life of Mine (LoM) capital is estimated at 3.4 years. Operating costs of the life of mine total US$ 359 M, equating to an operating cost of US$ 21.18 per tonne milled.

Copper ores from Gallo Inferior, El Salto, Bolivar West and Bolivar North West in flotation laboratory tests float readily in the first 2 to 4 minutes with finer grinding (55 to 60% minus 200 mesh) achieving rougher recovery between 85% to 90%. It is recommended to use 85% Cu recovery since the installation of the third ball mill is currently in progress and planned to be on line Q1-2019. Therefore, the metallurgical recoveries used in the evaluation are 85% Cu, 78% Ag and 64% Au.

PEA Highlights Base case of $1,291/oz Gold, $18.25/oz Silver, $3.00/lb. Copper	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	214
Return on Investment	%	550
Mill Feed	Tonnes (Mt)	16.9
Peak Mining Production Rate	t/yr	1,800,000
LOM Project Operating Period	yr	11
Total Life of Mine (LoM) Capital Costs	US$ M	96
Net After – Tax Cashflow	US$ M	303
Total Operating Unit Costs	US$/t	21.18
LOM Gold Production (Payable)	oz	86,472
LOM Silver Production (Payable)	oz	7,013,157
LOM Copper Production (Payable)	t	114,537

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 6

Critical Risks

•	Heavy reliance on inferred resources as the basis of the mine plan
•	Mid to long term availability of tailings storage capacity

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 7

Recommendations

PEA’s are based on resources that are not demonstrated to be economically viable. Based on the Economic Analysis of the proposed mine plan presented in this PEA, more definitive, studies are recommended.

Advancement of the proposed mine plan should consider the following:

•	Geotechnical investigation should be extended to areas of the mine that are not currently in production but are considered in the mine plan
•	Ventilation in the Bolivar mine is currently based on natural air flow which is influenced by atmospheric conditions on surface. Proposed production increases and associated machinery movement are likely to have a negative impact on air quality, to ensure safety in the mine, ventilation modelling is recommended based on which a ventilation plan should be defined
•	The resources considered in the proposed mine plan are classed as either inferred or indicated. Further exploration drilling and exploration mine development should be undertaken to increase confidence in the resources used in the mine plan. The proposed mine plan should be refined when additional information is available
•	The classification of mining blocks based on NSR value and proximity to other blocks could exclude potential mine feed from the proposed mine plan, subsequent revisions of the mine plan should consider blocks above the NSR marginal cut-off that are not necessarily immediately adjacent to other mine blocks above the economic NSR cut off. A ratio of development meters required for access compared to potential tonnages could be used to determine potential economics
•	Longhole stoping is considered in areas where bodies dip up to 70 degrees, this introduces significant dilution, other mining methods should be considered in such areas as they could reduce dilution.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 8

table of contents

1	Executive summary			3

List of Tables				14

List of Figures				16

2	Introduction			18

3	reliance on other experts			19

4	Property, description and location			20

	4.1	Property Location		20

	4.2	Mineral Titles		21

		4.2.1	Nature and Extent of Issuer’s Interest	22

	4.3	Royalties, Agreements and Encumbrances		23

		4.3.1	Purchase Agreements	23

		4.3.2	Legal Contingencies	23

	4.4	Environmental Liabilities and Permitting		24

		4.4.1	Environmental Liabilities	24

		4.4.2	Required Permits and Status	25

	4.5	Other Significant Factors and Risks		25

5	accessibility, climate, local resources, infrastructure and physiography			26

	5.1	Topography, Elevation and Vegetation		26

	5.2	Accessibility and Transportation to the Property		26

	5.3	Climate and Length of Operating Season		26

	5.4	Infrastructure Availability and Sources		26

		5.4.1	Power	26

		5.4.2	Water	26

		5.4.3	Mining Personnel	26

		5.4.4	Potential Tailings Storage Areas	27

		5.4.5	Potential Waste Rock Disposal Areas	27

		5.4.6	Potential Processing Plant Sites	27

6	history			28

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 9

	6.1	Prior Ownership and Ownership Changes		28

	6.2	Exploration and Development Results of Previous Owners		28

	6.3	Historic Mineral Resource and Reserve Estimates		28

	6.4	Historic Production		28

7	geological setting and Mineralization			30

	7.1	Regional Geology		30

	7.2	Local Geology		30

	7.3	Property Geology		32

		7.3.1	Skarn-hosting Sedimentary Rocks	32

		7.3.2	Intrusive Rocks	32

	7.4	Significant Mineralized Zones		34

8	Deposit types			36

	8.1	Mineral Deposit		36

	8.2	Geological Model		36

9	Exploration			37

	9.1	Relevant Exploration Work		37

	9.2	Sampling Methods and Sample Quality		38

	9.3	Significant Results and Interpretation		38

10	drilling			39

	10.1	Type and Extent		39

	10.2	Procedures		40

	10.3	Interpretation and Relevant Results		41

11	sample preparation, analyses and security			42

	11.1	Security Measures		42

	11.2	Sample Preparation for Analysis		42

	11.3	Sample Analysis		42

	11.4	Quality Assurance/Quality Control (QA/QC) Procedures		43

		11.4.1	Certified Reference Materials	43

		11.4.2	Blanks	45

		11.4.3	Duplicates	46

		11.4.4	Results	47

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 10

		11.4.5	Actions	47

	11.5	Opinion on Adequacy		48

12	data verification			49

	12.1	Procedures		49

	12.2	Limitations		49

	12.3	Opinion on Data Adequacy		49

13	mineral processing and metallurgical testing			50

	13.1	Testing and Procedures		50

	13.2	Recovery Estimate Assumptions		50

14	mineral resource estimates			53

	14.1	Introduction		53

	14.2	Drill hole and Channel Sample Database		53

		14.2.1	Drilling Database	53

		14.2.2	Downhole Deviation	54

		14.2.3	Channel Sample Database	55

		14.2.4	Missing and Unsampled Intervals	56

	14.3	Geologic Model		57

		14.3.1	Project Area Regional Geology	57

		14.3.2	Bolivar Area Mineralization	59

	14.4	Assay Capping and Compositing		62

		14.4.1	Outliers	62

		14.4.2	Compositing	63

	14.5	Density		65

	14.6	Variogram Analysis and Modeling		66

	14.7	Block Model		68

	14.8	Estimation Methodology		69

	14.9	Model Validation		70

		14.9.1	Visual Comparison	70

		14.9.2	Comparative Statistics	71

		14.9.3	Swath Plots	73

	14.10	Resource Classification		74

	14.11	Depletion for Mining		75

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 11

	14.12	Mineral Resource Statement		77

	14.13	Mineral Resource Sensitivity		77

	14.14	Previous Resource Estimates		79

	14.15	Relevant Factors		79

15	Mineral reserve estimates			80

16	Mining Methods			81

	16.1	Introduction		81

	16.2	Current Mining Methods and Mine Operation		81

		16.2.1	Room & Pillar	81

		16.2.2	Ventilation	82

		16.2.3	Mining Equipment	83

		16.2.4	Mine Access and Materials Handling	83

		16.2.5	Parameters relevant to mine development and planning	84

		16.2.6	Geomechanics	84

	16.3	Proposed Mine Plan		88

		16.3.1	Sublevel Stoping	88

		16.3.2	Dilution and Recovery Factor	90

		16.3.3	Net Smelter Return (NSR)	91

		16.3.4	Cut-off	92

		16.3.5	MSO Evaluation	92

		16.3.6	Mineral Inventory	101

	16.4	Mine Design		102

	16.5	Mine Schedule		103

		16.5.1	Development and Production Schedule	103

	16.6	Mining Equipment		106

	16.7	Ventilation		109

17	Recovery Methods			111

	17.1	Current Operation		112

	17.2	Plant Expansion to 5000 tpd.		115

18	Project Infrastructure			118

	18.1	Access and Local Communities		120

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 12

	18.2	Service Roads		120

	18.3	Mine Operations and Support Facilities		120

	18.4	Process Support Facilities		121

	18.5	Energy		122

		18.5.1	Propane	122

		18.5.2	Electrical Power Supply and Distribution	123

		18.5.3	Fuel Storage	124

	18.6	Water Supply		124

		18.6.1	Potable Water	124

		18.6.2	Process Water	125

	18.7	Site Communications		126

	18.8	Site Security		126

	18.9	Logistics		127

	18.10	Waste Handling and Management		127

		18.10.1	Waste Management	127

		18.10.2	Waste Rock Storage	128

	18.11	Tailings Management		128

		18.11.1	Existing Tailings Facility	128

		18.11.2	Tailings Facility Expansion	132

19	market studies and contracts			136

20	enviromental studies, permitting and social or community impact			137

	20.1	Environmental Studies and Background Information		137

	20.2	Environmental Studies and Liabilities		137

	20.3	Environmental Management		137

		20.3.1	Tailings Disposal	137

		20.3.2	Geochemistry	137

		20.3.3	Emission and Waste Management	138

	20.4	Mexican Environmental Regulatory Framework		139

		20.4.1	Mining Law and Regulations	139

		20.4.2	General Environmental Laws and Regulations	139

		20.4.3	Other Laws and Regulations	142

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 13

	20.4.4	Expropriations		143

	20.4.5	NAFTA		143

	20.4.6	International Policy and Guidelines		143

	20.4.7	The Permitting Process		144

	20.4.8	Required Permits and Status		146

	20.4.9	MIA and CUS Authorizations		148

	20.4.10	PROFEPA Inspection		149

	20.5	Social Management Planning and Community Relations		149

	20.6	Closure and Reclamation Plan		149

		20.6.1	Closure and reclamation costs to be used in this study	150

21	capital and operating costs			151

22	economic analysis			154

23	adjacent properties			157

24	Other relevant data and information			158

25	Interpretation and Conclusions			159

26	Recommendations			160

27	References			161

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 14

List of Tables

Table 1-1: Resource Summary	3
Table 1-2: Economic Analysis Summary	5
Table 3-1: Sources of Information Used to Compile this Report	19
Table 4-1: Concessions of the Bolivar Mine	22
Table 6-1: Ownership History and Acquisition Dates for Claims at the Bolivar Property	28
Table 10-1: Summary of drilling by Dia Bras Exploration, Inc. on the Bolivar property, 2003 to 2017	39
Table 11-1: CRM Expected Means and Tolerances	44
Table 14-1: Bolivar Drilling History	54
Table 14-2: Drilling Types	54
Table 14-3: Descriptive Statistics - All Drilling	54
Table 14-4: Example of drilling deviations	55
Table 14-5: Descriptive Statistics – EGS Channel Samples	56
Table 14-6: Bolivar Resource Domains and Codes	61
Table 14-7: El Gallo Inferior – 1830 Area Capping Analysis – Cu	62
Table 14-8: El Gallo Inferior – 1830 Area Capping Analysis – Cu	63
Table 14-9: Summary Statistics for Copper by Domain Groups Flagged Assays	64
Table 14-10: Summary Statistics for Copper by Domain Groups Flagged Assays	64
Table 14-11: Correlogram Parameters Chimenea 1 and 2	66
Table 14-12: Correlogram Parameters El Gallo Inferior	66
Table 14-13: Correlogram Parameters La Increíble	67
Table 14-14: Domain Mineralization Trends	68
Table 14-15: Domain Mineralization Trends	70
Table 14-16: Consolidated Bolivar Mineral Resource Estimate as of 31 October 2017 – SRK Consulting (U.S.), Inc.	77
Table 14-17: Tonnage and Grade Sensitivity Indicated Resources	78
Table 14-18: Tonnage and Grade Sensitivity Inferred	78
Table 14-19: Consolidated Bolivar Mineral Resource Estimate as of September 30, 2016–SRK Consulting (U.S.), Inc.	79
Table 16-1 Current Mining Methods by mine areas	81
Table 16-2 Room & Pillars Parameters	82
Table 16-3 Current Mining Fleet	83
Table 16-4 Percentage distribution of the quality of the rock mass in veins Chimenea 1 and 2	87
Table 16-5 Percentage distribution of the quality of the rock mass in El Gallo Inferior	87
Table 16-6 Bolivar Mine Geotechnical Parameters	87
Table 16-7 Sublevel Stoping Parameters	88
Table 16-8 NSR parameters	91
Table 16-9: NSR Estimation	92
Table 16-10 Cut-off grade Calculation – Sublevel stoping	92
Table 16-11: Stope Optimization Parameters for Sublevel Stoping Method	93
Table 16-12 Bolivar West A - Economic envelope	93
Table 16-13 Bolivar West B - Economic envelope	94
Table 16-14 Bolivar NW1 - Economic envelope	94
Table 16-15 Bolivar NW2 - Economic envelope	95
Table 16-16 Bolivar NW3 - Economic envelope	95
Table 16-17 Bolivar NW4 - Economic envelope	96
Table 16-18 Bolivar NW6 - Economic envelope	97
Table 16-19 Bolivar NW7 - Economic envelope	97

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 15

Table 16-20 Bolivar NW7 - Economic envelope	98
Table 16-21 1830 - Economic envelope	98
Table 16-22 El Gallo Inferior - Economic envelope	99
Table 16-23 Chimenea 1 - Economic envelope	99
Table 16-24 Chimenea 2 - Economic envelope	100
Table 16-25 La Increíble - Economic envelope	100
Table 16-26 Step Out - Economic envelope	101
Table 16-27 Economic Envelope – Indicated Resources	101
Table 16-28 Economic Envelope – Inferred Resources	102
Table 16-29 Mineral Inventory Distribution by Category	102
Table 16-30 Bolivar Mine – Development Meters Considered in the proposed mine plan	103
Table 16-31 Development schedule	103
Table 16-32 Production Schedule	105
Table 16-33 Jumbo (development) performance calculation	106
Table 16-34 Jumbo (production) performance calculation	107
Table 16-35 LHD (Scoop) performance calculation	108
Table 16-36 Truck performance calculation	108
Table 16-37 Equipment fleet profile	108
Table 16-38: Projected air requirements	109
Table 16-39 Air requirement per year [cfm]	109
Table 17-1: Reagent Use in Flotation Circuit	114
Table 17-2: Proposed Upgrades to Grinding and Classification Circuit	116
Table 17-3: Capital Requirements to Extend Processing Capacity to 5000 tpd	117
Table 18-1: Propane Tank Location and Capacities	122
Table 18-2: Propane Consumption at the Piedras Verde Plant by Year	123
Table 18-3: Fuel Tank Storage and Capacity Summary	124
Table 18-4: Title Site Water Use (2017)	126
Table 18-5: Tailings Cost Estimate	132
Table 19-1 Metal Prices	136
Table 20-1 Exploration and mining permits	147
Table 20-2 Exploration and mining permits holding companies	148
Table 20-3: Closure Activities	149
Table 21-1: OPEX Estimation	151
Table 21-2: CAPEX Estimation	152
Table 21-3: Capital Requirements to Extend Processing Capacity to 5000 tpd	153
Table 22-1: Economic Analysis Key Values	155
Table 22-2: Sensitivity Analysis - Values	155

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 16

List of Figures

Figure 4-1: Location Map showing the Location of the Bolivar Property in Chihuahua, Mexico.	20
Figure 4-2: Land Tenure Map showing Bolivar Concessions	21
Figure 4-3: Map of the Bolivar Property	22
Figure 7-1: Regional Geology Map showing the Locations of Various Mines in the Sierra Madre Occidental Precious Metals Belt	30
Figure 7-2: Local Geology Map showing the Location of the Bolivar Property	31
Figure 7-3: Stratigraphic Column of the Bolivar Property	33
Figure 7-4: Geologic Map of the Bolivar Property	34
Figure 7-5: Mineralized Andradite Garnet Skarn – El Gallo Area Core Sample	35
Figure 10-1: Location Map of Drill hole Collars	40
Figure 11-1: CRM Performance for MCL-01-Cu	45
Figure 11-2: Fine Blank Performance – Cu	46
Figure 11-3: Duplicate Scatter Plot – Cu	47
Figure 13-1: Piedras Verdes Monthly Average Performance - 2016	51
Figure 13-2: Recovery Relationship of Cu vs. Ag and Au	52
Figure 14-1: Plan View of Bolivar Area Geology Map	58
Figure 14-2: Perspective View of Mapped vs. Modelled Geology	59
Figure 14-3: Re-interpreted Mineralization Domains, Looking Northwest	60
Figure 14-4: Perspective View of Re-Interpreted Models, Looking Southwest	61
Figure 14-5: Cu Log Probability Plot - El Gallo Inferior-1830 Areas	62
Figure 14-6: Sample Length Histogram – Bolivar	63
Figure 14-7: Box Plots for Cu Flagged Assay Intervals by Domain Group	64
Figure 14-8: Box Plots for Cu Composited Assay Intervals by Domain Group	64
Figure 14-9: Scatter Plot Cu% vs Density (g/cm3)	65
Figure 14-10: Correlograms for La Increíble Gold	67
Figure 14-11: Correlograms for El Gallo Inferior Silver	67
Figure 14-12: Correlograms for Chimenea Domains	68
Figure 14-13: Bolivar Visual Comparison	71
Figure 14-14: Copper Mean Plot of Domain Estimate, Composites and Nearest Neighbor Estimate	72
Figure 14-15: Swath Plot for Silver, Bolivar West A	73
Figure 14-16: Swath Plot for Copper, Bolivar West B	74
Figure 14-17: El Gallo Domains and Depletion Model, Looking South-Southeast	75
Figure 14-18: Chimenea Domains and Depletion Model, Looking Southwest	76
Figure 14-19: Sensitivity Analysis Copper Grades and Tonnage Indicated and Inferred Resources	78
Figure 16-1 Room and Pillar Illustration – Source SRK	82
Figure 16-2: Perspective view of the El Gallo Superior and Inferior bodies and main mine access	83
Figure 16-3 Stress Relationships (Karzulovic)	85
Figure 16-4 Classification System for Rock Quality	86
Figure 16-5 Longhole Stoping Illustration - Source: SRK	89
Figure 16-6: Conceptually mineable stopes Bolivar West A	93
Figure 16-7: Conceptually mineable stopes – Bolivar West B	94
Figure 16-8: Conceptually mineable stopes Bolivar NW1 area.	94
Figure 16-9: Conceptually mineable stopes Bolivar NW2 area	95
Figure 16-10: Conceptually mineable stopes Bolivar NW3 area	95
Figure 16-11: Conceptually mineable stopes Bolivar NW4	96
Figure 16-12: Conceptually mineable stopes Bolivar NW6	96
Figure 16-13: Conceptually mineable stopes Bolivar NW7 area	97

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 17

Figure 16-14: Conceptually mineable stopes Bolivar NW7 area	98
Figure 16-15: Conceptually minable stopes 1830 area	98
Figure 16-16: Conceptually mineable stopes El Gallo Inferior	99
Figure 16-17: Conceptually mineable stopes Chimenea 1	99
Figure 16-18: Conceptually mineable stopes Chimenea 2	100
Figure 16-19: Conceptually mineable stope La Increíble.	100
Figure 16-20: Conceptually mineable stopes Step Out	101
Figure 16-21 Mine design distribution mine workings and mineralized areas	103
Figure 16-22 Proposed Production Plan by Year	104
Figure 16-23 General airflow schematic - Fresh air and exhaust air routing.	110
Figure 17-1: Piedras Verdes - Process Flow Diagram	111
Figure 18-1: Bolivar - Location of General Facilities	119
Figure 18-2: Bolivar General Facilities Location	121
Figure 18-3: Bolivar Aerial View of the Processing Plant	121
Figure 18-4: Piedras Verdes Processing Plant (looking south)	122
Figure 18-5: Monthly Power Consumption	124
Figure 18-6: Piedras Verdes Reservoir	125
Figure 18-7: Copper Concentrate Trucking Routes	127
Figure 18-8: Active Tailing Area Location	129
Figure 18-9: Active Tailing Operation	130
Figure 18-10: Photograph of the Active Tailings Area	131
Figure 18-11: Existing Tailings Grade and Survey	131
Figure 18-12: View of Burō Hidrōlogico Consultoría Study Area	133
Figure 18-13: Overview of TSF Expansion Locations and Infrastructure	134
Figure 20-1 – Authorization Process – Part 1	144
Figure 20-2 - Authorization Process – Part 2	145
Figure 20-3 - Authorization Process – Part 3	146
Figure 22-1: Sensitivity Analysis - Spider Graph	156

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 18

2	Introduction

Sierra Metals engaged various specialist groups to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Bolivar mine and Piedras Verdes processing plant (combined to form the Property) to achieve a sustainable and staged increase in mine production and mill throughput.

This report is a Preliminary Economic Assessment (PEA) designed to give an indication of the economic viability of operating the Property at increased rates, from 3000 tpd currently to 5000 tpd.

This report is based on indicated and inferred resources reported on June 28th, 2018 by SRK and effective as of October 31, 2017. The mine plan presented in this PEA considers the resource depleted to October 31, 2017.

The reader is reminded that PEA’s are indicative and not definitive and that the resources used in the proposed mine plan include Inferred Resources that are too speculative to be used in an economic analysis, except as allowed for by Canadian Securities Administrator’s National 43-101 (43-101) in PEA studies. Mineral Resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that Inferred Resources can be converted to Indicated or Measured Resources or Mineral Reserves, and as such, there is no certainty that the results of this PEA will be realised.

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3	reliance on other experts

This report is a compilation of information prepared by various specialist groups as detailed in Table 3-1:

Table 3-1: Sources of Information Used to Compile this Report

Group	Concept	Report
SRK Consulting (U.S), Inc.	Resource Estimation	SRK, 2018
Redco Mining Consultants	Increase mine output to 2700 tpd	Redco, 2018
Sierra Metals (SM)	Increase Piedras Verdes Capacity to 5000 tpd	Sierra, 2018
Transmin	Improvement to the Piedras Verdes Plant	Transmin, 2018
Anddes Consulting (AC)	Expansion of tailings storage capacity	Anddes, 2018
Flopac	Tailings Capacity 2018-2019	Flopac 2018

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 20

4	Property, description and location

Sections 4.1, 4.2, 4.3, 4.4 and 4.5 of this Report have been excerpted from a previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

4.1	Property Location

The Bolivar property is located in Chihuahua, Mexico (Figure 4-1), in the municipality of Urique. The property is situated in the rugged, mountainous terrain of the Sierra Madre Occidental, approximately 250 km southwest of the city of Chihuahua and approximately 1,250 km northwest of Mexico City. The geographic centre of the property is 27°05’N Latitude and 107°59’W Longitude. It is roughly bounded to the northeast by the Copper Canyon mine (50 km from the Bolivar mine), to the south by the El Fuerte river (18 km), to the north by the village of Piedras Verdes (5 km), and to the northwest by the town of Cieneguita (12.5 km).

Figure 4-1: Location Map showing the Location of the Bolivar Property in Chihuahua, Mexico.

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4.2	Mineral Titles

Día Bras wholly holds mineral concession titles allowing exploration and mining within 14 concessions (6,800 ha) that make up the project area. Locations of the concessions are shown in cyan in Figure 4-2. Other area concessions are shown in gray. A list of the concessions is provided in Table 4-1. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

Source: SNL FINANCIAL LC, 2017

Figure 4-2: Land Tenure Map showing Bolivar Concessions

Figure 4-3 shows the concessions in the immediate Bolivar mine area with the Bolivar West, Bolivar Northwest and La Sidra zones identified.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 22

Source: SNL FINANCIAL LC, 2017

Figure 4-3: Map of the Bolivar Property

Table 4-1: Concessions of the Bolivar Mine

Claim Name	Surface Area (Ha)	File Number	Title Number	Expiration Date
La Cascada	1,944.33	016/32259	222720	2054-08-26
Bolivar III	48.00	321.1/1-64	180659	2037-07-13
Bolivar IV	50.00	321.1/1-118	195920	2042-09-22
Piedras Verdes	92.47	016/31958	220925	2053-10-27
Mezquital	2,475.41	016/32157	223019	2054-10-04
Mezquital Fracc. 1	4.73	016/32157	223020	2054-10-04
Mezquital Fracc. 2	2.43	016/32157	223021	2054-10-04
Mezquital Fracc. 3	974.57	016/32157	223022	2054-10-04
El Gallo	251.80	016/32514	224112	2055-04-07
Bolivar	63.56	321.1/1-100	192324	2041-12-18
La Chaparrita	10.00	1/1.3/00882	217751	2052-08-12
La Mesa	718.95	016/32556	223506	2055-01-11
Moctezuma	67.43	1/1/01432	226218	2055-01-12
San Guillermo	96.00	099/02161	196862	In Process
Total	6,800

Source: Gustavson, 2013

4.2.1	Nature and Extent of Issuer’s Interest

Día Bras holds an agreement for surface rights (exploration and mining) with the Piedras Verdes Ejido, the village roughly 12 km from the property. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

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4.3	Royalties, Agreements and Encumbrances

4.3.1	Purchase Agreements

The concessions listed in Table 4-1 are described in more detail as follows:

•	La Cascada: In August 2004, Día Bras entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. to acquire the La Cascada claim for US$10,000.
•	Bolivar III and Bolivar IV: In 2004, Día Bras purchased 50% of all the rights of Bolívar III and IV from Minera Senda de Plata, SA de CV. On October 2, 2007 the remaining 50% was purchased from Mr. Javier Octavio Bencomo Munoz and his wife Carmen Beatriz Chavez Marquez.
•	Piedras Verdes: In December 2007, Día Bras entered into an Option to Purchase Agreement with Mr. Raul Tarín Melendez and Mrs. María Francisca Carrasco Valdez to purchase the Piedras Verdes concession for US$10,000.
•	Mezquital, Mezquital Fracción 1 through 3, and El Gallo: On November 2005, Día Bras entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. to acquire the Mezquital, Mezquital Fracción 1, Mezquital Fracción 2, Mezquital Fracción 3, and El Gallo concessions for US$5,000.
•	Bolivar: In January 2008, Día Bras entered into a purchase agreement with Marina Fernandez regarding the Bolívar property for US$85,000 paid between 2008 and 2009.
•	La Chaparrita: In January 29, 2008, Día Bras entered into an Option to Purchase Agreement with Mr. Jesús Fernández Loya on behalf of Minera Senda de Plata S.A. de C.V. to purchase the La Chaparrita concession for US$85,000.
•	La Mesa: In January 2005, Dia Bras staked the La Mesa claim, at Dirección General de Minas, México.
•	Moctezuma: In November 2010, Día Bras entered into an Option to Purchase Agreement with Mr. Juan Orduño García, Mr. Jesús Manuel Chávez González, and Mr. Armando Solano Montes purchase the Moctezuma concession. The terms of the agreement included a total cash payment of MX$3,500,000 (Approximately USD184,035).
•	San Guillermo: In October 2011, Día Bras entered into a purchase agreement with Minera Potosi Silver, a sister company of Minera Piedras Verdes del Norte, S.A. de C.V., for the San Guillermo concession for MX$464,000 (Approximately USD 24,397).

4.3.2	Legal Contingencies

In October 2009, Polo y Ron Minerals, S.A. de C.V. (P&R) sued Sierra Metals and Día Bras Mexicana S.A. de C.V. P&R and claimed damages for the cancelation of an option agreement regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where Día Bras currently operates, nor are these properties included in any resource estimates of Sierra Metals. Sierra Metals believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved Sierra Metals from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to:

•	Transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and
•	Pay US$ 423 to P&R.

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Sierra Metals was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted Sierra Metals a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that Sierra Metals was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows Sierra Metals to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and not appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, the Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Sierra Metals shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

In 2009, a personal action was filed in Mexico against Día Bras by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. On November 3rd, 2014, the Sixth Civil Court of Chihuahua ruled against the plaintiff, noting that the legal route by which the plaintiff presented his claim was not admissible. On February 17, 2017 the State Court issued a ruling dismissing the arguments of the plaintiff and stating that, at the time that the suit was filed, the plaintiff’s right to file was already expired. Sierra Metals will continue to vigorously defend this action and is confident that the claim is of no merit.

4.4	Environmental Liabilities and Permitting

4.4.1	Environmental Liabilities

Based on communications with representatives from Día Bras, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves. From previous assessments (Gustavson, 2013), lesser known environmental liabilities include unreclaimed exploration disturbances (i.e., roads, drill pads, etc.) and small residual waste rock piles from historical mining operations. As observed by SRK personnel during the site visit, dust emissions generated as a result of ore haulage traffic from the mine to mill could become an issue in the future, but has not yet become an issue for SEMARNAT.

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4.4.2	Required Permits and Status

Required permits and the status of those permits are discussed in Section 20.4.

4.5	Other Significant Factors and Risks

There are no other factors or risks that affect access, title or right or ability to perform work on the property other than those stated in the above sections which SRK would expect to have a material impact on the mineral resource and mineable resource statements.

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5	accessibility, climate, local resources, infrastructure and physiography

Sections 5.1, 5.2, 5.3 and 5.4 of this Report have been excerpted from the previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations and modifications have been made to suit the format of this report and to reflect any changes implement subsequent to the completion of the Report.

5.1	Topography, Elevation and Vegetation

The Bolivar property is located in the rugged topography of the Sierra Madre Occidental mountain range. Elevation varies from 600 to 2,100 m above sea level.

Vegetative cover in the region consists of oak and eucalyptus trees at low elevations and pine trees at higher elevations. The land surrounding the mine is used to raise cattle. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

5.2	Accessibility and Transportation to the Property

From the city of Chihuahua, the Bolivar property can be accessed along paved (325 km) and unpaved roads (70 to 80 km) to the Piedras Verdes or Cieneguita villages, located 2 km and 7 km north of the Bolivar mine, respectively. Transportation from the villages to the mineral concessions is via private and company vehicles.

5.3	Climate and Length of Operating Season

Climate in the project area is semi-arid, with a mean annual temperature of 25°C and 758 mm of annual precipitation on average. The region experiences a rainy season from June to October, when monthly precipitation ranges from 83 to 188 mm; the rest of the year is relatively dry (approximately 26 mm of monthly precipitation). In the past, the Bolivar mine has operated year-round and operations were not limited by climatic variations.

5.4	Infrastructure Availability and Sources

5.4.1	Power

Electricity is currently sourced from Mexico’s main grid system. Backup generators are also located at the Bolivar mine site.

5.4.2	Water

Industrial water is sourced from the Piedras Verdes dam, a reservoir that is owned and operated by Día Bras. The reservoir drains to the El Fuerte River, 2 km south of the Bolivar mine. Water from the dam is sufficient to meet mine and mill operations and exploration needs. Potable water is available from local sources.

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5.4.3	Mining Personnel

Two villages, Piedras Verdes and Cieneguita, are located within 10 km of the mineral concessions. The combined population of these two villages is approximately 1,500 people, many of the mine employees live in these villages.

5.4.4	Potential Tailings Storage Areas

The site has an existing tailings storage facility. The tailings management plan at the Bolivar mine includes placement of tailings in a number of locations. The site is also installing infrastructure to recover additional process water and reduce the water content of the final tailings. A thickener, with a diameter of 36.6 m, is in operations. Three filter presses have been purchased by Día Bras. Two of the three filters will operate at any given time with the third filter on standby or under maintenance.

Thickened tails (60% solids) will be placed until February 2018. Dry-stack tails will be placed after February 2018. Expansion around the main TSF will be utilized until the end of 2019 when dry stack tailings will be placed in a New TSF to be located just to the west of the existing facility.

5.4.5	Potential Waste Rock Disposal Areas

The site has existing permitted waste rock disposal areas.

5.4.6	Potential Processing Plant Sites

The site has an existing mineral processing site that has been in use since its commissioning in 2011.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 28

6	history

Sections 6.1, 6.2, 6.3 and 6.4 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

6.1	Prior Ownership and Ownership Changes

Ownership history of the mineral concessions at Bolivar are shown in Table 6-1, modified from a 2013 technical report completed by Gustavson Associates in Lakewood, Colorado USA. No earlier records of ownership are known to exist.

Table 6-1: Ownership History and Acquisition Dates for Claims at the Bolivar Property

Claim Name	Previous Owner	Date Acquired
La Cascada	Polo y Ron Minerales, S.A. de C.V.	August 10, 2004
Bolivar III	Javier Bencomo Munoz	September 14, 2004
Bolivar IV	Javier Bencomo Munoz	September 14, 2004
Piedras Verdes	Raul Tarin Melendez	December 11, 2007
Mezquital	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 1	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 2	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 3	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
El Gallo	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Bolivar	Minera Senda de Plata, S.A. de C.V.	January 29, 2008
La Chaparrita	Minera Senda de Plata, S.A. de C.V.	January 29, 2008
La Mesa	Direccion General de Minas	January 12, 2005
Moctezuma	Juan Orduno Garcia/Jesus Chavez Gonzalez / Armando Solano Montes	November 5, 2010
San Guillermo	Minera Piedras Verdes del Norte, S.A. de C.V.	October 4, 2011

Source: Gustavson, 2013

6.2	Exploration and Development Results of Previous Owners

Minera Frisco conducted a mapping and exploratory drilling program from 1968 to 1970 targeting porphyry copper mineralization in the Piedras Verdes district. In 1992, the Consejo de Recursos Minerales (Mexican Geological Service) completed a single visit for Minera Senda de Plata. No documentation for these historical exploration activities has been identified.

6.3	Historic Mineral Resource and Reserve Estimates

A qualified person has not done sufficient work to classify the historical estimate as a current resource estimate or mineral reserve estimate and the issuer is not treating the historical estimate as a current resource estimate.

6.4	Historic Production

Historic mining and exploration for polymetallic deposits in the Sierra Madres has been carried out sporadically since the Spanish colonial period. In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910.

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The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper (Cu), 7,990 kg of lead (Pb), 1,061 kg of silver (Ag) and 44 kg of gold (Au), indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 million ounces of silver, are reported to have been produced from the Batopilas District. Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral License. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are visible from the Bolivar property.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

•	195,000 tonnes from the Fernandez trend;
•	90,000 tonnes from the Rosario Trend; and
•	15,000 tonnes from the Pozo del Agua Area.

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material is reported to be in the range from 5% to 6% Cu and 25% to 30% Zn. Production records from 2000 to 2007 were not available to SRK. According to Sierra Metals, then known as Día Bras Exploration Inc., production from 2008 to 2010 was as follows

•	2008: 126,500 tonnes processed at 1.65% copper grade and 8.00% zinc grade
•	2009: 89,600 tonnes processed at 1.81% copper grade, 10.06% zinc grade, and 49.5 g/t silver
•	2010: 104,800 tonnes processed at 1.45% copper grade, 8.59% zinc, and 31.6 g/t silver

Commercial production was declared in November 2011. Table 6-2 lists the 2011 to 2016 production as reported by Sierra Metals.

Table 6-2: 2011 to 2016 Bolivar Production

Year	Plant	Tonnes Processed (dry)	Au (g/t)	Ag (g/t)	Cu (%)
2011	Mal Paso*	88,247		46.62	1.32
2012	Piedras Verdes	312,952		24.58	1.17
2013	Piedras Verdes	507,865	0.05	21.16	1.25
2014	Piedras Verdes	666,414	0.29	22.23	1.20
2015	Piedras Verdes	830,447	0.25	20.57	1.15
2016	Piedras Verdes	950,398	0.19	16.72	1.00

* Bolivar material was processed at the Mal Paso mill in 2011 until the Piedras Verdes mill was commissioned in November 2011.

Source: Día Bras, 2017

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7	geological setting and Mineralization

Sections 7.1, 7.2, 7.3 and 7.4 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

7.1	Regional Geology

The Bolivar property is located within the Guerrero composite terrane, which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The terrane is proposed to have accreted to the margin of Mexico in the Late Cretaceous, and consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

The Bolivar deposit is one of many precious and base metal occurrences in the Sierra Madre precious metals belt, which trends north-northwest across the states of Chihuahua, Durango, and Sonora (Figure 7-1).

source: Día Bras, 2012

Figure 7-1: Regional Geology Map showing the Locations of Various Mines in the Sierra Madre Occidental Precious Metals Belt

7.2	Local Geology

The Piedras Verdes district shown in Figure 7-2 consists of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds commonly referred to as the Lower Volcanic Series (LVS). This volcanic-sedimentary package has been intruded by a number of Upper Cretaceous to Lower Cenozoic age intermediate to felsic composition plutonic bodies that range from 85 to 28.3 Ma. The LVS and intermediate to felsic intrusive bodies have in turn been overlain by a widespread cap of rhyolitic and dacitic ignimbrites and tuffs referred to as the Upper Volcanic Series (UVS), that were deposited between 30 to 26 Ma; the UVS is one of the largest continuous ignimbrite provinces in the world. All known mineralization in this region formed during the time interval between the deposition of the LVS and the deposition of the UVS (Meinert, 2007).

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At the Bolivar property, the volcanic rocks strike northwest and dip gently to moderately to the northeast. Assuming these volcanics are younger than the granodiorite, the stock must also be tilted to the northeast (Meinert, 2007). A number of outcrops exhibit tight, northeast trending folds. Three major sets of faults have been recognized at the local scale, these include: a north-northwest trending set which dip steeply northeast or southwest, an east-southeast trending set, and a north trending set. None of the faults on the property are described as having offsets greater than 200 m (Meinert, 2007).

The structural setting and the stratigraphy control of mineralization at Bolivar.

source: Meinert, 2007

Figure 7-2: Local Geology Map showing the Location of the Bolivar Property

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7.3	Property Geology

7.3.1	Skarn-hosting Sedimentary Rocks

Skarn alteration and mineralization at the Bolivar property is hosted primarily in a package of sedimentary rocks that occur as a layer or lens within the LVS (Reynolds, 2008). All sedimentary units have undergone low grade metamorphism. The lowermost sedimentary horizon observed is a dolostone which ranges from 24 m to 40m in thickness. The lower part of the dolostone horizon is interlayered with siltstone. To the south, progressively less of the sedimentary sequence is cut out by granodioritic intrusive rocks and the dolostone is observed to be underlain by a siltstone horizon. The lower siltstone unconformably overlies the LVS. The dolostone is overlain by a discrete layer of siltstone. The average thickness of this siltstone unit is 12 to 30 m. Above the siltstone marker layer are horizons of argillaceous dolostone (50 m thick) and argillaceous limestone (9 m thick). The uppermost sedimentary horizon is a limestone with local chert and argillaceous laminations. The vertical thickness of this horizon varies considerably in cross-section (108 to 173m) and this variation is attributed to paleo-topographic relief. The upper contact of the limestone is an unconformity with the LVS. Figure 7-3 presents the stratigraphy of the property and Figure 7-4 is the geologic map.

7.3.2	Intrusive Rocks

The most important igneous rocks on the property are the Piedras Verdes granodiorite and related dikes and sills. All are slightly porphyritic, but none are a true porphyry. The Piedras Verdes granodiorite exhibits a range of textural variations and compositions. The average composition is very similar to plutons related to Cu skarns (Meinert, 2007). There is no indication of an Au association.

The dikes locally cut the granodiorite, have planar, chilled contacts, and are generally finely crystalline. Both their texture and crosscutting relations suggest that the dikes are younger and shallower than the granodiorite. Both granodiorite and andesite dikes have alteration and locally skarn, along their contacts. In addition, endoskarn affects both the granodiorite and in rare cases, the andesite dikes. Thus, these rocks are older than or at best coeval with alteration/mineralization. The presence of skarn veins cutting an andesite dike is clear evidence that at least some skarn is later than at least some of the andesite dikes. A closer association of granodiorite with skarn alteration and mineralization is suggested by local K-silicate veining of the granodiorite and the zonation of skarn relative to this contact.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 33

source: Día Bras

Figure 7-3: Stratigraphic Column of the Bolivar Property

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Figure 7-4: Geologic Map of the Bolivar Property

7.4	Significant Mineralized Zones

Mineralization at the Bolivar property is hosted by skarn alteration in carbonate rocks adjacent to the Piedras Verdes granodiorite (Meinert, 2007). Orientations of the skarn vary dramatically, although the majority are gently-dipping. Thicknesses vary from 2 m to over 20 m. Skarn mineralization is strongly zoned, with proximal Cu-rich garnet skarn in the South Bolivar area, close to igneous contacts, and more distal Zn-rich garnet+pyroxene skarn in the northern Bolivar and southern skarn zones near El Val. The presence of chalcopyrite+bornite dominant skarn (lacking sphalerite) in the South Bolivar area, along with K-silicate veins in the adjacent granodiorite suggests that this zone is close to a centre of hydrothermal fluid activity. In contrast, the main Bolivar mine is characterized by Zn>Cu and more distal skarn mineralogy such as pyroxene>garnet and pale green and brown garnets.

Alteration is zoned relative to fluid flow channels. From proximal to distal, the observed sequence is: red-brown garnet to brown garnet with chalcopyrite ± bornite ± magnetite to green garnet ± pyroxene with chalcopyrite + sphalerite to massive sulfide (sphalerite ± chalcopyrite ± galena) to marble with stylolites and other fluid escape structures.

Mineralization exhibits strong stratigraphic control (Figure 7-5) and two stratigraphic horizons host the majority: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization.

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Source: Día Bras, 2018

Figure 7-5: Mineralized Andradite Garnet Skarn – El Gallo Area Core Sample

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8	Deposit types

Sections 8.1 and 8.2 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

8.1	Mineral Deposit

The Bolivar deposit is classified as a high-grade Cu-Zn skarn and exhibits many characteristics common to this deposit type (Meinert, 2007). The term skarn refers to coarse-grained calcium or magnesian silicate alteration formed at relatively high temperatures by the replacement of the original rock, which is often carbonate-rich. The majority of the world’s economic skarn deposits formed by infiltration of magmatic-hydrothermal fluids, resulting in alteration that overprints the genetically related intrusion as well as the adjacent sedimentary country rocks (Ray and Webster, 1991). While alteration commonly develops close to the related intrusion, fluids may also migrate considerable distances along structures, lithologic contacts, or bedding planes. Based on the alteration assemblages present, skarn deposits are generally described as either calcic (garnet, clinopyroxene, and wollastonite) or magnesian (olivine, phlogopite, serpentine, spinel, magnesium rich clinopyroxene). Both the alteration and the mineralization in skarn deposits are considered to be magmatic-hydrothermal in origin.

8.2	Geological Model

The geological model descried above, for the Bolivar deposit is well-understood and has been verified through multiple expert opinions as well as a history of mining. SRK is of the opinion that the model is appropriate and will serve Día Bras going forward.

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9	Exploration

Sections 9.1, 9.2 and 9.3 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

9.1	Relevant Exploration Work

The following information has been modified and updated from a 2009 technical report prepared by SGS Geostat.

Exploration Conducted by Día Bras Exploration, 2003-2012:

•	2003 to 2005. During this period, Día Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey, 1:250 and 1:500 scale, including detailed 2 m x 2 m panel sampling perpendicular to the mineralized structures. Día Bras completed semi-regional prospecting, reconnaissance and representative sampling in to the Bolivar District at the La Montura and Narizona prospects. Pilot mining started at the Bolivar Mine. Development drifting conducted led to the Brecha Linda ore body discovery.

•	2006. Día Bras Exploration performed detailed 1:500 scale geologic mapping in the Bolivar and Bolivar South areas, including 2 m x 2m panel sampling. Día Bras Exploration did some prospecting in other mineralized area to the south, including El Gallo. This work was accompanied by a rock panel geochemical survey. The results of the El Gallo prospecting supported the drilling program.

•	2007. Detailed underground, 1:250 scale geological mapping was complete on the El Gallo and La Narizona areas, including detailed 2 m x 2m panel sampling. This exploration identified two mineralized stratiform horizons in the El Gallo area, Gallo Superior and Gallo Inferior, similar to the stratiform ore body at La Narizona. Preliminary geologic mapping to support the drilling was completed on three other mineralized areas to the south, La Montura, La Pequeña and El Val.

•	2008. Detailed 1:500 scale surface geology mapping was done at the Bolivar North zone, including representative chips sampling, yielding a geochemical anomaly consistent with the NW structural trend. Mining was mainly concentrated in the Titanic, Selena and San Francisco areas on and under level 6 (Rosario), Guadalupe, Rebeca and San Angel, which were high grade, individual orebodies, geologically related to the calcareous upper stratigraphic favorable horizon.

•	2009. Detailed 1:250 scale geologic mapping was done at San Francisco and Los Americanos North, including detailed 2 m x 2 m panel sampling. Regional 1:25,000 scale geology and detailed stream sediment sampling was done over the entire Bolivar Property, yielding the new targets of Los Americanos – Lilly Skarn (Cu-Zn), La Cascada - Sidra (Au) and El Mezquite (Au). Underground 1:250 scale detailed mapping was done at San Francisco and La Increíble Mines, including detailed 2 m x 2 m panel sampling. Mining was mainly concentrated at the Bolivar Mine in the high-grade ore bodies (Rosario, La Foto, Fernandez, Rosario Magnetita, and San Angel areas). Día Bras Exploration announced the construction of the new Piedras Verdes Mill with capacity of 1,000 t/d.

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•	2010. 1:1000 geologic mapping was done at La Cascada – La Sidra areas, including chips channel sampling; and a TITAN IP Geophysical Survey (done by the contractor QUANTEC). A drilling program was completed, indicating low grade gold. Regional 1:25,000 scale geologic mapping was completed over the entire Bolivar Property, including lithology units, regional faulting and dikes, and alteration, confirming the previous geochemical anomalies on Los Americanos – Lilly Skarn (Cu-Zn), La Cascada - Sidra (Au) and El Mezquite (Au) targets. Underground 1:250 scale detailed mapping, including detailed 2 m x 2 m panel sampling was done at El Gallo, La Increíble and La Narizona Mines. Mining was mainly concentrated then at Narizona, El Gallo, and Rosario areas, while Día Bras continued with the construction of new Piedras Verdes Mill.

•	2011. New geological interpretations indicated the continuity of El Gallo trends to southeast toward La Montura, and northeast toward La Increíble, discovering the El Salto and El Gallo step out areas respectively. Underground development and production drifting allowed detailed, 1:250 scale mapping at Bolivar, El Gallo, and La Narizona Mines. Mining of 360 t/d was terminated during late October and the new Piedras Verdes Mill started with commercial production of 1,000 t/d operation, mainly from El Gallo mine.

•	2012. Underground development and production drifting and detailed 1:250 scale mapping was done at Bolivar, El Gallo, and La Narizona Mines. Production of 1,000 t/d processing at Piedras Verdes Mill began by receiving ore principally from the upper stratigraphic horizon from El Gallo Mine. Exploration on the El Gallo step out and El Salto areas continued using a drilling contractor. Preliminary drilling started at La Montura and La Pequeña areas, located in between El Gallo and Narizona mines.

•	2013 to 2016. New geological interpretations were completed at Bolivar for the Bolivar W and Bolivar NW areas. Ongoing underground production and development in El Gallo Superior (EGS) and El Gallo Inferior (EGI), with new development of the Chimeneas areas. Interpretation and drilling of the La Sidra vein to the west of the main Bolivar mine area. The La Sidra vein yielded results from exploration drilling of mineralized intervals ranging from 0.3 to 2.1 m, with grades ranging from 0.01 to 9.1 g/t Au and 0.01 to 1,850 g/t Ag.

•	2017. Additional drilling was focused in Bolivar W, Bolivar NW. Three drill holes were completed in the El Gallo area.

9.2	Sampling Methods and Sample Quality

Sampling supporting the mineral resources estimation consists of drill core and underground channel types. SRK reviewed in general the methods and the quality assurance protocol carried out by trained geologists or geologic technicians. SRK of the opinion that the methodology and QA/QC protocol used in the drilling campaigns of 2016 and 2017 follows the best practices although some improvements can be implemented.

9.3	Significant Results and Interpretation

The exploration results at Bolivar and in the nearby area are used to develop detailed exploration plans and to support mineral resource estimation.

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10	drilling

Sections 10.1, 10.2 and 10.3 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

10.1	Type and Extent

Between 1968 and 1970, Minera Frisco drilled short, diamond holes, but existing records do not provide a reliable register of the number of holes, meters drilled, or the results of drilling.

Between 2003 and 2017, Dia Bras drilled 949 HQ and NQ diameter core holes totalling to 205,548.1 m as listed in Table 10-1 and shown in Figure 10-1. The objective of drilling completed during this period was to explore for mapped and projected polymetallic sulfide mineralization in calc-silicate rocks with moderate east-northeast dips. These efforts identified Cu-rich skarn mineralization within the Bolivar III, Bolivar IV, Piedras Verdes, and El Gallo concessions.

Table 10-1: Summary of drilling by Dia Bras Exploration, Inc. on the Bolivar property, 2003 to 2017

Year	Drilling (m)	Number of Drill holes
2003 2004 2005 2006 2007	450.7 16,905.4 12,634.1 11,727.9 24,712.9	2 104 72 68 125
2008 2009 2010 2011 2012	22,945.6 8,926.0 9,404.0 8,977.6 14,332.6	111 72 66 49 45
2013 2014 2015 2016 2017	10,948.4 5,948.3 18,116.3 17,324.5 22,194.0	27 30 75 52 51
Total	205,548.1	949

Source: Sierra Metals, 2018

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Figure 10-1: Location Map of Drill hole Collars

10.2	Procedures

The Bolivar Mine uses a local coordinate grid which is based on meters from a central control point. Nearby exploration is registered in a standard UTM coordinate grid, and thus it is necessary to consider the exploration data completely separate from the mine data.

The primary drilling method at Bolivar has been diamond core. To date, 949 drill holes have been completed with an average length of approximately 217 m. The drill holes have been drilled predominantly from surface and to a lesser degree, underground in a wide variety of orientations. In the vicinity of the mining operations, the average drill hole spacing ranges between 25 and 50 m. In the deeper or less explored areas, the average drill hole spacing ranges between 75 and 150 m. Overall, the majority of the drilling completed by Día Bras has been relatively closely spaced and appears to have been directed at resource definition. Only a small percentage of the drill holes have downhole deviation surveys. A significant number of the drill holes are relatively long, and their precise location is considered uncertain due to the lack of downhole surveys. Since 2016 the appropriate deviation surveys have been implemented using the equipment Deviflex (Non-magnetic electronic multishot).

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Prior to 2016 the practice to survey exploration drilling was not carried out consistently, which poses a significant risk as to the confidence that can be had in the location of the results and interpretation of recent exploration efforts. The current drilling intersects the mineralization at a wide range of orientations and therefore drill intercept lengths do not necessarily reflect the true thickness of mineralization.

The drilling has been conducted with Día Bras-owned drills and outside contractors. All drill core has been logged by Día Bras staff geologists. Sample intervals are determined by the geologist and the core is then cut in half (hydraulic splitter) and bagged by Día Bras technicians. SRK is of the opinion that the core processing area and logging facilities are all appropriately organized and consistent with industry best practices.

10.3	Interpretation and Relevant Results

The drilling results are used to guide ongoing exploration efforts and to support the resource estimation. SRK notes that the majority of the individual deposits are drilling as perpendicular to the deposit as possible, but that some areas such as the Step Out and La Increíble deposits feature drilling that is very close to parallel the trend of mineralization. This has been accounted for in the mineral resource classification, and SRK strongly recommends drilling these areas from different positions to improve the angle of intersection between the drilling and true thickness of mineralization.

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11	sample preparation, analyses and security

Sections 11.1, 11.2, 11.3, 11.4 and 11.5 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

11.1	Security Measures

After logging and splitting, all exploration drilling samples are laid out in order and recorded into a digital database prior to shipping. Samples are placed into larger plastic bags, and these bags are marked with the hole ID and sample numbers, then sealed with a security seal. All samples are kept behind gated access-controlled areas on the Bolivar mine site, then transported by Día Bras personnel to a shipping facilitator. Hard copies and electronic forms are kept for all sample transactions, detailing shipping, receipt, and types of analyses to be conducted.

11.2	Sample Preparation for Analysis

Historically, samples have been crushed at Día Bras facilities in either the Malpaso Mill or the Piedras Verdes Mill. The labs of Día Brass carry out a chemical analysis to define the mineralized intercepts. Once the mineralized intercepts are defined, the remaining crushed material of the samples is send to ALS Chemex (ALS), an ISO-certified independent commercial laboratory. The rest of the sample preparation procedure is completed at the ALS Chemex Hermosillo, Mexico facility and final analysis is conducted at the primary laboratory in North Vancouver, BC, Canada. The crushing and splitting procedures in the Día Bras labs should be appropriately controlled to avoid contamination of samples.

11.3	Sample Analysis

The analytical history of Bolivar sampling is complex, and includes various sources of analyses from the nearby Malpaso Mill Lab or Piedras Verdes Mill Lab and ALS. Previous reports have noted inconsistencies between the internal and external laboratories in terms of analytical precision and accuracy, with the Malpaso Mill historically featuring relatively poor results from submitted QA/QC samples. SRK notes that a significant effort has been made over the past two years to improve the equipment and methodology for Día Bras’ internal laboratory. The results of the current QA/QC program indicate that performance has drastically improved and now meets industry standards. The QA/QC program includes check samples between the Piedras Verdes lab and ALS which show reasonable duplicate performance. In addition, certified reference materials (CRM) analyzed by Piedras Verdes over the previous year show excellent performance.

The current program is that all samples are analyzed internally initially at the PV Lab, and that selected intervals with identified mineralization are re-submitted to ALS. This ensures that intervals identified to have material mineralization by the PV lab are sent for analysis at ALS, and that sample intervals with little chance of being mineralized are not. This is done to reduce analytical costs. The duplicates are selected from coarse rejects from the initial preparation. The ALS results are incorporated into the database as the final analytical result for the duplicated intervals. SRK notes that this is a reasonable practice, but that a study should be conducted to formally document and establish the validity of the internal assays. Results from 2016 suggest that the Piedras Verdes mill may now be suitable as a primary lab, as long as monitoring of the performance continues.

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11.4	Quality Assurance/Quality Control (QA/QC) Procedures

Samples supporting the Mineral Resource estimation (MRE) were analyzed, almost exclusively, by the ALS Minerals laboratory (ALS) in Vancouver, BC. Canada. However, the preparation of samples has been completed at other facilities and historically conducted by the nearby Piedras Verdes mill, with pulps provided to ALS for analysis. SRK notes that inconsistencies in the preparation methodology and the size-fraction of the received pulp have been noted over the history of the Project, but that the results of recent duplicate comparisons show reasonable agreement between samples prepared entirely by ALS or by the Piedras Verdes lab.

One purpose of a QA/QC program is to submit samples with known or expected values, in the sequence of normal analyses, to “test” the internal or third-party laboratory’s accuracy. These samples with known values are blind to the laboratory, so analyses that are not within expected tolerances represent failure criteria which are flagged upon receipt and action is taken to rectify with the lab the potential source of the failure and take corrective action.

Prior to 2013, the drill sampling QA/QC program only featured duplicate sampling which evaluates analytical precision. This program was not consistent with industry best practices and was modified to current industry standards. From 2013 to late 2015, a very basic QA/QC program included continued submission of duplicate samples to ALS Chemex as well as insertion of Certified Reference Material (CRM). This program was not properly monitored, and the results were not tracked in detail. The current QA/QC procedures (established late 2015) include: insertion of CRMs, blanks, and duplicates, at rates consistent with industry best practices. The results are monitored and tracked by Día Bras personnel. The results of the QA/QC show reasonable performance for the laboratory and SRK is of the opinion that the current analytical methods and QA/QC are up to industry standards and will serve Bolivar well going forward.

In order to provide additional support to the data used for Mineral Resource estimation, Día Bras recently conducted a thorough review of the historic sample data in the unmined areas which were analysed without modern QA/QC. They selected 315 (~307 m) samples from several areas and submitted these intervals for reanalysis with appropriate QA/QC measures to ALS. This serves to validate some historic drilling (dating back to 2012), specifically in areas that are critical to the Mineral Resource statement, as well as test the historic performance of the Piedras Verdes Mill against the new ALS results.

11.4.1	Certified Reference Materials

Día Bras currently inserts CRM into the sample stream at a rate of about 1:20 samples, although the insertion rate is adjusted locally to account for particular observations in the core. Three CRM have been procured and certified via round robin analysis for the current exploration programs. These CRM have been homogenized and packaged by Target Rocks Peru (S.A.) and the round robin conducted by Smee & Associates Consulting Ltd., a consultancy specializing in provision of CRM to clients in the mining industry.

Each CRM undergoes a rigorous process of homogenization and analysis using aqua regia digestion and AA or ICP finish, from a random selection of 10 packets of blended pulverized material. None of the CRM are certified for Au, a minor contributor to the mineral resources at Bolivar. The six laboratories participating in the round robin for the Target Rocks CRM are:

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•	ALS Minerals, Lima;
•	Inspectorate, Lima;
•	Acme, Santiago;
•	Certimin, Lima;
•	SGS, Lima; and
•	LAS, Peru.

The means and between lab standard deviations (SD) are calculated from the received results of the round robin analysis, and the certified means and tolerances are provided in certificates from Smee and Associates. The certified means and expected tolerances are shown in Table 11-1.

Table 11-1: CRM Expected Means and Tolerances

CRM Element		Certified Mean			Two Standard Deviations (between lab)
	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)
MCL-01	26.4	0.326	0.896	0.988	1.90	0.03	0.05	0.07
MCL-02	40.8	0.653	1.581	2.49	3.4	0.05	0.084	0.09
Mat. PLSUL N° 03	192.00	3.094	1.033	3.15	4.00	0.084	0.036	0.13

QA/QC data provided to SRK includes 71 CRM (66 low-grade, 61 moderate-grade, and 61 high-grade) which were inserted into the sample stream for 99 drillholes drilled between 2012 and 2017. The performance of the CRM is evaluated over time using a simple plot of the expected mean vs. the reported analysis, and a +/-3 SD failure criteria. This is consistent with industry best practices, and SRK noted some failures for the medium grade CRM-PLSUL submitted for the 2016 and 2017 QA/QC program. The performance over time for MCL-01, MCL-02 and PLSUL: Cu is shown in Figure 11-1. Dia Bras tracks and generates plots such as this for each element from each standard.

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Source: Día Bras, 2018

Figure 11-1: CRM Performance for MCL-01-Cu

11.4.2	Blanks

Pulverized blank material used in the QA/QC program to control the contamination in the pulverizing process of ALS consists of barren limestone selected by Bolivar geologists prepared and certified by Target Rocks. Results submitted to SRK included 123 samples which were inserted into the sample stream for 75 drill holes drilled between 2012 and 2017. The failure criteria for blanks is 5 times the detection limit of the ALS lab. SRK reviewed the performance of the blank samples submitted and noted some failures for the blanks, occurring in 5 of the 123 samples, for Cu. An example of the blank performance chart is shown in Figure 11-2. The failures indicate contamination in the pulverizing and splitting process in the lab.

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Source: Día Bras, 2018

Figure 11-2: Fine Blank Performance – Cu

Coarse blanks are not being used and the contamination in the crushing and splitting process is not being controlled.

11.4.3	Duplicates

Prior to 2013, the drill sampling QA/QC featured duplicate sampling only. The 2005 report by Roscoe Postle Associates notes that Día Bras geologists collected field duplicate samples from split drill core after every tenth sample and submitted the samples to Chemex, in lieu of a standard QA/QC program.

Currently, all duplicate samples are initially analyzed by Día Bras’ internal Piedras Verdes lab, and selected mineralized intervals are then re-submitted to ALS; these duplicates are selected from coarse rejects from the internal laboratory preparation. For 2016, this represents 1,372 samples which have been analyzed at both laboratories for 2016.

The performance of duplicate splits submitted to both the PV lab and ALS show excellent agreement of the mean values of Cu between the two. As shown in Figure 11-3, the ALS values agree very well with the PV values across the range of analyses, with ALS actually exhibiting a very slight bias at the very high-grade ranges compared to PV. SRK noted the same for Zn and Ag.

It is recommended that Día Bras start the use of field duplicates, fine duplicates and coarse duplicates to evaluate the error in the core, crushing and pulverizing sampling processes. Although the second lab used is Piedras Verdes, it is recommended to start using a certified laboratory as a second lab control to evaluate the analytical error.

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Source: Día Bras, 2018

Figure 11-3: Duplicate Scatter Plot – Cu

On the basis of individual duplication, the coarse reject splits perform poorly, with approximately 30% of the Cu samples differing by a factor of more than 30% from the other. The split is essentially equal in terms of samples that are 30% high or 30% low, reflecting no consistent laboratory bias. The majority of these discrepancies occur at the lower grade ranges, which are unlikely to materially affect the mineral resource estimation. These discrepancies are fairly common for the type of sample split utilized and the highly variable nature of the skarn mineralization.

11.4.4	Results

The results of the 2016 QA/QC show excellent performance of CRM and blanks, with 5 failures of blanks due to contamination and two failures of the medium grade CRM.

SRK is of the opinion that the results from the duplicate analysis suggest that the results from the PV lab compared to the ALS lab show excellent overall comparisons, and despite a relatively high percent difference on a sample by sample basis, that any bias between the two labs is negligible in terms of resource estimation.

11.4.5	Actions

Although some failures of blanks and CRMs were found, no actions have been taken. The procedures and processes for definition of actions upon detection of failures have been improved but there is no well-documented information about the actions taken when failures in blanks and CMS are found. The general procedure is described as follows:

•	Upon receipt of laboratory analytical reports QA/QC samples are copied and merged into a master spreadsheet which displays them on a graph, as well as designating whether they are a failure per the above criteria.

•	In the event of a failure, the database technicians communicate internally with geologists to ensure that the correct sample was submitted.

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•	If this is the case, the laboratory is notified, and the batch is re-analyzed and re-reported. If no failures are noted, these analyses are transferred into the QA/QC sheets and the final drilling database is updated with the non-QA/QC samples.

11.5	Opinion on Adequacy

Día Bras has completed a very limited QA/QC program consisting of field duplicate sampling during the first few years of its exploration drilling programs. Previous technical reports deemed the level of QA/QC consistent with industry best practices, but SRK cautions, based on extensive experience, that this is not the case.

SRK is of the opinion that, given the recent QA/QC results and comparison to the PV mill, as well as the factthat Bolivar is a producing mine with a robust production history, that the quality of the analytical data is sufficient to report mineral resources in the Indicated and Inferred categories. SRK strongly advises Dia Bras to continue to support ongoing QA/QC monitoring and implement the use of additional controls including coarse blanks, twin samples, fine and coarse duplicates and a second lab control using a certified laboratory. It is necessary to clearly document the procedures and methods for actions taken in the event of failures.

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12	data verification

Sections 12.1, 12.2 and 12.3 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

12.1	Procedures

SRK was provided with 910 analytical certificates from ALS Minerals for the 25,979 analyses in the database. SRK reviewed and compared 120 (16.5%) of the certificates. There were no inconsistencies with the database.

In addition, SRK, Gustavson and RPA have conducted other means of data validation in previous reports and found the data to be sufficient in terms of accuracy for use at those times.

12.2	Limitations

SRK did not review 100% of the analyses from the analytical certificates as a part of this report. In addition, SRK reviewed analyses from certificates that are likely to have been reanalyzed either as a part of the recent resampling program or over the normal course of the previous 6 years of work.

12.3	Opinion on Data Adequacy

SRK is of the opinion that the data provided is adequate for estimation of Mineral Resources and classification in the Indicated and Inferred categories.

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13	mineral processing and metallurgical testing

Sections 13.1 and 13.2 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

13.1	Testing and Procedures

Bolivar processing plant has been in production and metallurgical requirements for processing ore is well understood. Bolivar facilities include a metallurgical laboratory at site. Sampling and testing of samples are executed on an as-needed basis. No test work results were available at this time for the areas being mined currently. Four future areas that are being explored include:

•	Gallo Inferior (zones 1-2 and 3);
•	El Salto (continuation of Gallo Inferior);
•	Bolivar West and North-West (new bodies that are in development); and
•	La Sidra (Lead-Zn).

Only test work on the La Sidra were performed. Results indicate that this material has polymetallic characteristics with low copper content. Head grades for La Sidra were Au 2.7 g/t, Ag 7 oz/t (217.0 g/t), Pb 1.1%, Zn 2.1% and Cu 0.3%. The recoveries obtained in rougher stage treated polymetallic mineral ore were:

•	Silver recoveries between 20% and 75% Ag grades up to 1470 g/t in the lead concentrate;
•	Gold recoveries between 27% and 65% in the lead concentrate. Lower recoveries in the Zn concentrate;
•	Lead recoveries between 50% and 70%; and
•	Zinc recoveries between 20% and 50%.

La Sidra samples come from composites of diamond drilling cores ID 39901, 39903, 39905, 39906, 39911 and 39912.

Gallo Inferior Saito as also called the zones 1-2-3, its metallurgical tests are still in progress and do not expected to be fed to the plant during 2018. At the time of writing this report, there have been no flotation tests with other future materials like Bolivar W, NW or mixtures at different ratios and skarn breccia. It is known that a mineral with a higher proportion of skarn fed to the plant, both the liberation and recovery of copper would be improved compared to mixtures with a predominance of breccia.

13.2	Recovery Estimate Assumptions

Various development and test mining has occurred at the Bolivar mine under Día Bras ownership since 2005. Prior to late 2011, no processing facilities were available on site, and the ore was trucked to the Cusi Mine’s Malpaso mill located 270 km by road. Bolivar’s Piedras Verdes processing facilities started operating in October 2011 at 1,000 tonnes per day of nominal throughput. The ore processing capacity was expanded to 2,000 tonnes per day in mid-2013. The mill has been upgraded since and the current nominal throughput capacity is 3,000 tonnes per day.

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Piedras Verdes’ monthly average metallurgical performance for the last twelve months is shown in Figure 13-1.

During 2017 Piedras Verdes consistently produced copper concentrate of commercial quality with copper grade ranging between 22% Cu to 27% Cu, silver content in concentrate ranging from 297 g/t to 453 g/t, and gold content in concentrate ranging from 2.6 g/t to 3.8 g/t. Metal recovery for copper, silver, and gold averaged monthly 79.6%, 76.3% and 59.5%, respectively. The increase in gold recovery that occurred in May was a result of the skarn material being fed to the plant. The skarn material has better gold recovery than the breccia.

Source: SRK

Figure 13-1: Piedras Verdes Monthly Average Performance - 2016

An analysis of the recovery relationship between copper and credit metals is shown in Figure 13-2. Silver and gold’s recovery shows a general positive correlation with copper; nevertheless, all metals show large variations in recovery. Copper recovery ranged from approximately 53% to 92% with a yearly average of 79%. Silver recovery ranged from 50% to 98% with a yearly average of 76.7%, and gold ranged from about 27% up to 99% with a yearly average of 61%. SRK recommends that Piedras Verdes analyze ways to stabilize the recovery operations with the purpose of achieving consistent metallurgical performance.

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Source: SRK

Figure 13-2: Recovery Relationship of Cu vs. Ag and Au

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14	mineral resource estimates

Sections 14.1 and 14.2 of this Report have been excerpted from previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28th, 2018 and are shown in italics. Standardizations have been made to suit the format of this report.

14.1	Introduction

David Keller, PGeo, of SRK (Canada) has conducted the MRE as described herein. Giovanny Ortiz, BSc Geology, FAusIMM, an associate of SRK, has reviewed the resource estimation process. SRK has relied on the commentary and expertise of Día Bras and Sierra Metals personnel over the course of the study.

14.2	Drill hole and Channel Sample Database

Information supporting the MRE is derived from databases of drilling information as well as underground channel sample information.

14.2.1	Drilling Database

The resource database is comprised of 949 (205,548 m) diamond holes. The drilling data consists of approximately 25,980 gold, silver, copper, zinc and lead assays. Decisions whether an interval is sampled is decided by site geological staff and logging. Drilling history for the project has been documented since 2003. Drilling information from some older holes has been lost or the type of drilling is not known. These holes have been removed from the database. The database is maintained in Microsoft® Access and was provided as Microsoft® Excel files with collar information, hole orientation, geology logging, analytical data and geotechnical data. A summary of drill hole information is provided in A summary of drillhole information is provided Table 14-1, Drilling types are provided in Table 14-2. Descriptive statistics for all drillholes are presented in Table 14-3.

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Table 14-1: Bolivar Drilling History

Year	Count	Meters	% of Total
2003	1	202	0
2004	100	16,026	9
2005	74	13,129	7
2006	67	10,720	6
2007	123	25,095	14
2008	117	24,006	14
2009	69	8,521	5
2010	67	9,155	5
2011	49	9,307	5
2012	45	14,161	8
2013	27	11,402	6
2014	29	5,646	3
2015	76	18,446	10
2016	34	10,789	6
2017	51	22,194	11

Source: Día Bras, 2018

Table 14-2: Drilling Types

Hole Type	Count	Meters
Unknown	45	7,639
NQ	143	28,327
BTW	23	1,818
HQ_NQ	349	102,193
HQ	6	2,298
BQ	313	34,472

Source: Día Bras, 2018

Table 14-3: Descriptive Statistics - All Drilling

Column	Count	Min	Max	Mean	Variance	St Dev	CV
Length	37,154	0.000	635.10	5.53	572.82	23.93	4.33
Au	37,155	0.0025	24.90	0.07	0.15	0.38	5.66
Ag	37,145	0.000	4,720.00	8.39	1,990.49	44.61	5.32
Cu	37,155	0.0001	42.07	0.31	1.31	1.14	3.68
Pb	37,155	0.0001	8.05	0.01	0.01	0.10	7.97
Zn	37,155	0.0001	52.09	0.71	13.13	3.62	5.12

Source: SRK, 2018

14.2.2	Downhole Deviation

For 780 drill holes in the database, 169 have downhole deviation measurements. Almost all drill holes drilled in 2017 have been surveyed with downhole instruments. Survey methods include Deviflex and Reflex tools. Drilling completed in 2016 averaged about 50 to 70 m between surveys. In 2017 most of the holes were surveyed at intervals as close as 1 to 2 m as checks on the deviation.

The surveys show that the initial angle of the drill setup is frequently five or more degrees off on the intended azimuth for holes drilled before 2016, and that subsequent surveys taken downhole vary significantly from the first, indicating substantial deviation. The survey deviations are not consistent within the measurement data and the results indicate that un-surveyed drill holes could be materially off of the planned azimuth which is recorded into the database.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 55

The purpose of drilling in 2016 and 2017 was to assess deviation and determine whether it is a factor for the accuracy of drilling information. In general, this has been done on 20 to 50 m intervals for the majority of holes, with much closer spacing on surveys for a selection of newer 2016 holes. In all cases, the surveys show that the initial angle of the drill setup is frequently five or more degrees off on the intended azimuth, and that subsequent surveys taken downhole vary significantly from the first indicating substantial deviation (Table 14-4). The survey deviations are not consistent within the measurement data and the results indicate that un-surveyed drill holes could be materially off of the planned azimuth, which is recorded into the database. This inconsistency is resolved in newer 2016 and 2017 drilling, with downhole surveys that closely approximate the planned azimuth taken at the drill collar.

As previously observed by SRK, the average azimuth downhole deviation for these surveyed holes is highly variable, with some holes exhibiting very little deviation and others more than 15° over the course of the hole. Thus, SRK is of the opinion that downhole surveys should continue to be collected with the Deviflex equipment on a regular basis and used as a matter of course during ongoing drilling, at intervals.

Table 14-4: Example of drilling deviations

Hole Name	Depth	Azimuth	Dip	Type
DB15B491	0	75	-55	Reflex
DB15B491	50	49.6	-55.3	Reflex
DB15B491	100	49.8	-55.5	Reflex
DB15B491	150	49.9	-55.9	Reflex
DB15B491	250	50.6	-55.8	Reflex
DB15B494	0	75	-80	Reflex
DB15B494	50	66.3	-80.5	Reflex
DB15B494	100	63.9	-80.2	Reflex
DB15B494	150	66.3	-80.4	Reflex
DB15B494	200	66.2	-80	Reflex
DB15B494	250	67.1	-80.5	Reflex
DB15B494	290	67.1	-80.4	Reflex
DB15B495	0	75	-60	Reflex
DB15B495	50	59.4	-59.4	Reflex
DB15B495	100	59.6	-59.3	Reflex
DB15B495	150	59.6	-59.3	Reflex
DB15B495	200	58.8	-59	Reflex
DB15B495	240	58.8	-59.1	Reflex

Source: Día Bras, 2016

14.2.3	Channel Sample Database

The channel sample database consists of 339 samples for a total sampled length of approximately 845 m. The data base contains approximately of about 450 assay intervals for silver, copper, lead and zinc. Compared to the 2016 report there is a significant increase in assaying consistently for all four metals.

The channel sample database is kept in a series of AutoCAD® files, either within embedded tables or as graphic information in the file itself. SRK was provided these AutoCAD® files and extracted the information from the files to create an Excel database of points and values for the elements analyzed. Coordinates for the points are taken from the approximate X, Y coordinate positions of the CAD files and the Z elevation is derived from the matching 3D as-built data provided for the levels. Due to uncertainty associated with translating this data from AutoCAD® spreadsheets in terms of precision of location in 3D, SRK is of the opinion that it is suitable only for support of Indicated and Inferred Mineral Resources. Summary statistics for channel samples are provided in Table 14-5.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 56

Channel samples for the resources estimate are in Chimenea 1, Chimenea 2 and El Gallo Inferior domains comprising 111, 88 and 140 intervals respectively.

Table 14-5: Descriptive Statistics – EGS Channel Samples

Column	Count	Min	Max	Mean	Variance	St Dev	CV
Ag	426	0.005	171.57	12.94	326.90	18.08	1.40
Cu	454	0.005	12.80	1.44	3.03	1.74	1.21
Pb	427	0.003	0.91	0.04	0.00	0.07	1.85
Zn	427	0.005	5.30	0.27	0.27	0.52	1.97

Note: Au not assayed for in channel sample data.

Source: Día Bras, 2018

14.2.4	Missing and Unsampled Intervals

The handling of missing and unsampled intervals for the Bolivar data is critical to the estimation. There are many cases where samples are not present in the database for significant thicknesses, or the entire drill hole. In most cases, this is because the geologist logging the drill hole did not note mineralization or material of interest and did not deem the interval worth sampling. However, SRK notes that there were other factors that may have contributed to intervals not having assay results. Some assays have been lost or deemed of too low confidence by Día Bras to include in the MRE. Others are partial analyses, meaning that Cu was analyzed, but not Au. For example, there are about 1,000 less Au analyses in total than Cu, which is a function of the analytical capability of the Piedras Verdes lab prior to installation of a fire assay circuit. All modern assays feature the complete elemental suite, and SRK is of the opinion that these incomplete, historic assays are not likely to materially affect the mineral resources in areas yet to be mined.

In a select few obvious cases, SRK advised Día Bras (prior to this work) that they should sample those intervals that clearly should cross the mineralized body based on other nearby drilling or sampling. Día Bras did this, and submitted modern QA/QC along with the selection of samples to effectively “infill” most of these areas.

In general, SRK handled the missing or unsampled intervals as follows:

•	Drill holes where the entire hole was missing assays were removed from the database used in estimation. They may have still been used to drive the geology interpretation. These are predominantly in the oldest areas of the Bolivar mine area, or areas which are not included in the current resource estimation.
•	If a drill hole had at least one sample interval, any remaining unsampled intervals are assigned a value of 0.001 (g/t or %).
•	If a sample has analyses for Cu, but missing other elements, these are also given a value of
•	0.001 (g/t or %).
•	SRK judges this to be conservative but notes that it accounts for the variations in data density, in which one cannot assign the same level of confidence to an area using 25 samples for Cu, for example, with only five samples for Au.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 57

•	SRK notes that this effect is minimal and only affects some of the older drilling that is in the upper and mined out areas of the deposits.

14.3	Geologic Model

Geology and mineralization models were constructed in 3D to serve as limits and guides for interpolation of grades during the mineral resource estimation.

14.3.1	Project Area Regional Geology

SRK utilized surface mapping, interpreted cross sections, underground exposure data, and drilling information to generate a model of the regional geology. This includes the major lithologies and structures in the area. This was used primarily to flag the block model with rock types that were used to assign bulk densities, estimate rock quality, or estimate geochemical qualities for waste/ore. The support and results of this work are presented in Figure 14-1 and Figure 14-2.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 58

Source: SRK, 2016

Figure 14-1: Plan View of Bolivar Area Geology Map

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 59

Figure 14-2: Perspective View of Mapped vs. Modelled Geology

14.3.2	Bolivar Area Mineralization

The model for the mineralized bodies in the Bolivar area was initially constructed by Día Bras geologists using Leapfrog Geo software to implicitly model skarn contacts and volumes from the drilling information SRK reviewed and revised the model as needed, collaborating with Día Bras to ensure that it is representative of the mineralization for the area. Three high-angle normal faults are known to locally offset the mineralized orebodies where they cross, which has been incorporated into the model. The geological interpretation of mineralized domains has changed significantly from the interpretation used in the 2016 report. SRK has the following comments after conducting a comparison with the previous estimate interpretations:

•	Changes in orientations and trends of mineralization;
•	Volumes of 14 domains have changed between 9% and 251%;
•	Drilling in 2017 has increased confidence levels for the deposit particularly in the Chimeneas and Bolivar West domains; and

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 60

•	Re-interpretation of Northwest domains has resulted in combining domain 8 and domain 4 with other domains.

Contacts between intersecting domains have been investigated to determine the geochronology mineralization events and used to re-interpreted the domains. An example of this is the Chimeneas 1 and 2 domains which intersect the El Gallo Inferior domain. Día Bras has found that Chimeneas mineralization postdates El Gallo mineralization and has reinterpreted the contacts, as shown in Figure 14-3. A view of the 17 mineralized domains for the project are provided in Figure 14-4.

There are other mineralized bodies defined by Día Bras geologists, but the level of drilling was insufficient to define the orientation or extents of the mineralization, and they were excluded from the grade estimation. The La Sidra area has been explored by Día Bras before 2016 but is considered not to be sufficiently defined as resources for the following reasons:

•	La Sidra is a different type of mineralization (epithermal veins) and is not considered to be well-understood nor sufficiently drilled to define Inferred resources.
•	The metallurgical characteristics of La Sidra requires more investigation to sufficiently confirm that mineralization is can be processed by the mine.

SRK considers the issues sufficient to consider the potential economics of this area as questionable with further work. Not additional drilling has been carried out in La Sidra after 2015.

Domain coding for the various mineralization domains used for Bolivar Mine is provided in Table 14-6.

Source: SRK, 2018

Figure 14-3: Re-interpreted Mineralization Domains, Looking Northwest

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 61

Source: SRK, 2018

Figure 14-4: Perspective View of Re-Interpreted Models, Looking Southwest

Table 14-6: Bolivar Resource Domains and Codes

Area	Domain	Code
1830	100	1830
Northwest 1	301	BNW1
Northwest 2	302	BNW2
Northwest 3	303	BNW3
Northwest 5	304	BNW5
Northwest 6	305	BNW6
Northwest 7	306	BNW7
West A	401	BOWA
West B	402	BOWB
Chimera 1	501	CHI1
Chimera 2	502	CHI2
El Gallo Inferior	600	EGI
El Gallo Superior	700	EGSU
Increíble	800	LINC
Northwest Zn 2	1000	NWZN2
Northwest Zn 3	2000	NWZN3
Step Out	3000	SOUT

Source: SRK, 2018

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14.4	Assay Capping and Compositing

SRK evaluated capping of outlier populations and compositing of variable-length data to minimize variance prior to the estimation as well as obtain a more reasonable approximation of grades during the resource estimation.

14.4.1	Outliers

To assess the potential impact of outlier samples, SRK reviewed grade distribution within mineralized areas consisting of grouped domains, to determine the impact of these samples on the estimates within the general resource areas.

Bolivar

For the Bolivar mineralized bodies, SRK evaluated areas of combined domains based on a particular type of mineralization, noting consistencies in form and source of mineralization for each. SRK reviewed the histograms and log probability plots of the data populations from each area to determine outlier samples as those exhibiting a grade that is not consistent with the greater population or would disproportionately influence the estimation. In some cases, the populations were so low grade or consistent that outlier capping was not deemed necessary, although this generally occurred only for Pb or Zn.

Examples of the capping analysis for the El Gallo area (for Cu only) are shown in Figure 14-5 and Table 14-7. The same analysis was conducted for the other areas and elements.

Source: SRK, 2018

Figure 14-5: Cu Log Probability Plot - El Gallo Inferior-1830 Areas

Table 14-7: El Gallo Inferior – 1830 Area Capping Analysis – Cu

Column	Cap	Capped Samples	Percentile	Capped (%)	Lost (%)	Lost CV (%)	Mean	Variance	CV
Cu (%)	-	-	-	-	-	-	0.964	1.21	1.14
	8.94	2	99.84%	0.20	0.27	2	0.962	1.17	1.12
	7.13	4	99.69%	0.30	0.82	4.4	0.956	1.09	1.09
	5	11	99.54%	0.80	2	9	0.944	0.97	1.04

Source: SRK, 20168

Table 14-8 presents the capping values used for the different areas of the project.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 63

Table 14-8: El Gallo Inferior – 1830 Area Capping Analysis – Cu

Area	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
Bolivar W	5.4	3.92	0.430	297	0.13
Chimneys	14.15	2.19	0.426	322	1.006
El Gallo Inferior/1830	5.00	4.32	0.167	130	4.04
El Gallo Superior	6.62	4.41	0.202	156	2.04
Bolivar_NW – Zn	0.786	6.60	0.080	81	2.34
Bolivar_NW_6900	3.65	5.79	0.096	209	5.00
Increíble/Step Out	5.07	5.06	0.245	153	0.16

Source: SRK, 2018

14.4.2	Compositing

Assay sample intervals are composited to provide common support for statistical and geostatistical analysis and for estimation of resources. At intervals of 1.5 m and 2.0 m represent 92% and 98% of all sample lengths. A sample length of 2.0 m was selected as an optimal compositing interval. Although larger compositing intervals may reduce the variability of the composite a smaller composite length may allow finer definition of the bedding parallel mineralization. A histogram of drill hole sample lengths is provided in Figure 14-6. Compositing was undertaken by compositing each domain independently. Composite intervals were slightly modified so that any remainders were incorporated in the composite intervals. Based on this review, a nominal 2 m composite length is an appropriate composite size.

As capping analysis indicated no extremely high assays that would have a disproportionate influence, capping was undertaken previous to compositing. This is supported by box plots of copper values for flagged and composite data (Figure 14-7, Figure 14-8, Table 14-9, Table 14-10).

Figure 14-6: Sample Length Histogram – Bolivar

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Figure 14-7: Box Plots for Cu Flagged Assay Intervals by Domain Group

Figure 14-8: Box Plots for Cu Composited Assay Intervals by Domain Group

Table 14-9: Summary Statistics for Copper by Domain Groups Flagged Assays

Domain	Count	Weight	Min	Max	Mean	Variance	StDev	CV
Total	5,050	6,095	0	27.5	0.88	2.5	1.582	1.8
BOLIVAR NW	1,374	1,895	0	12.15	0.48	0.65	0.808	1.68
BOLIVAR W	446	558.4	0	17.7	1.207	2.16	1.469	1.22
CHIMNEYS_ELGALLO	2,785	3,194	0	27.5	1.076	3.58	1.891	1.76
INCREÍBLE_STEP OUT_1830	445	447	0	11.75	0.775	2.04	1.43	1.84

Table 14-10: Summary Statistics for Copper by Domain Groups Flagged Assays

Domain	Count	Weight	Min	Max	Mean	Variance	StDev	CV
Total	3,084	6,095	0	22.936	0.88	1.88	1.373	1.56
BOLIVAR NW	957	1,895	0	8.472	0.48	0.49	0.7	1.46
BOLIVAR W	285	558.4	0	7.367	1.207	1.18	1.088	0.9
CHIMNEYS_ELGALLO	1,616	3,194	0	22.936	1.076	2.74	1.656	1.54
INCREÍBLE_STEP OUT_1830	226	447	0.001	11.425	0.775	1.47	1.212	1.56

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 65

14.5	Density

Density measurements have been taken at Bolivar from both drill core and hand samples from the underground workings.

In the case of both, density has been assessed via the standard immersion method, measuring the mass of the sample in air and then water, and taking the difference between the two. This method is reasonable. In addition, Bolivar has data from ongoing production supporting an average density of material through the plant that generally fluctuates around 3.7 g/cm3.

The samples from drill core do not feature corresponding lithologies or mineralized bodies that allow for correlation, but SRK has plotted them in the context of the geologic model. Unfortunately, the majority have been taken from areas in the older Bolivar Mine areas, which are not modelled for the purposes of this updated MRE. There are 336 samples from these areas, with an average density of 3.414 g/cm3. Considering only those samples where Cu >0.5%, the average density increases to 3.59 g/cm3. Given this general agreement with the average 3.7 g/cm3 density determined by the plant, SRK finds it reasonable to assume that the mineralized areas in Bolivar share this density. The actual density is likely variable, as densities measured from the drill core vary between 1.5 and 4.46 g/cm3. Figure 14-9 shows the scatter plot of Cu% versus Density.

It is recommended to carry out a systematic density measurement program of the different rock types in the different areas of the Bolivar project, and code the bulk density accordingly.

Based on the issues discussed above, bulk density value of 3.70 g/cm3 will be used for the estimation and reporting of resources. SRK considers this value reliable to the extent of supporting Indicated resources. Enough uncertainty exists in the usage of a single average density to characterize the variable nature of the mineralization that it would be inappropriate to consider classification of the resources as Measured.

Source: SRK, 2016

Figure 14-9: Scatter Plot Cu% vs Density (g/cm3)

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14.6	Variogram Analysis and Modeling

SRK used Isatis© software to model spatial continuity of copper, silver, gold, lead and zinc. Capped composites for each domain or combination of domains were used for this analysis. Channel samples were not used. Correlograms were used for this analysis. Reliable variograms were obtained from domains with larger data sets, El Gallo Inferior and La Increíble domains. A combination of the two Chimenea domains provide the most reliable correlograms. Differences in variogram orientations between metals was not evident. Correlograms were weakly sensitive to minor changes in variogram axis’ directions, most likely due to limited data points and undulating domain surfaces. A total of 18 variograms were modelled for the Project. A summary of variogram parameters are summarized in Table 14-12.

Selected example correlograms are shown in Figure 14-10, Figure 14-11 and Figure 14-12.

Table 14-11: Correlogram Parameters Chimenea 1 and 2

Datamine Rotation

Variable	Domain	C0	CC	Structure Model	Rx (m)	Ry (m)	Rz (m)	Z	X	Z
			0.148		15.0	15.0	9.0
Cu	501, 502	0.452	0.371	Spherical	30.0	30.0	25.0	20	69	-90
			0.029		103.0	103.0	35.0
			0.011		5.0	5.0	3.0
Ag	501, 502	0.189	0.146	Spherical	25.0	20.0	14.0	20	69	-90
			0.654		40.0	40.0	24.0
Au	501, 502	0.522	0.326	Spherical	15.0	15.0	7.7	20	69	-90
			0.152		23.0	23.0	21.0
Fe	501, 502	0.339	0.579	Spherical	27.0	27.0	25.0	20	69	-90
			0.082		115.0	115.0	55.0
Pb	501, 502	0.231	0.125	Spherical	20.0	20.0	10.0	20	69	-90
			0.644		39.0	39.0	15.0
Zn	501, 502	0.157	0.706	Spherical	25.0	25.0	18.5	20	69	-90
			0.137		55.0	55.0	22.0

Source: SRK, 2018

Table 14-12: Correlogram Parameters El Gallo Inferior

Datamine™ Rotation

Variable	Domain	C0	CC	Structure Model	Rx (m)	Ry (m)	Rz (m)	Z	X	Z
			0.492		30.0	30.0	3.8
Cu	600	0.095	0.366	Spherical	55.0	55.0	20.0	-152	27	-90
			0.050		113.0	113.0	50.0
Ag	600	0.379	0.398	Spherical	48.0	33.0	12.0	-152	27	-90
			0.223		57.0	93.0	19.0
Au	600	0.632	0.218	Spherical	25.0	25.0	4.0	-152	27	-90
			0.150		81.0	81.0	6.0
Fe	600	0.157	0.253	Spherical	18.0	18.0	12.0	-152	27	-90
			0.590		58.0	58.0	16.0
Pb	600	0.650	0.160	Spherical	20.0	20.0	7.0	-152	27	-90
			0.190		93.0	93.0	25.0
Zn	600	0.66	0.238	Spherical	25.0	25.0	10.5	-152	27	-90
			0.096		132.0	132.0	15.0

Source: SRK, 2018

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 67

Table 14-13: Correlogram Parameters La Increíble

Datamine™ Rotation

Variable	Domain	C0	CC	Structure Model	Rx (m)	Ry (m)	Rz (m)	Z	X	Z
Cu	800	0.434	0.355	Spherical	25.0	25.0	5.0	-26	70	-90
			0.211		29.0	29.0	10.0
Ag	800	0.574	0.146	Spherical	8.0	8.0	3.0	-26	70	-90
			0.280		25.0	25.0	7.5
Au	800	0.534	0.012	Spherical	5.0	5.0	2.0	-26	70	-90
			0.454		24.0	24.0	6.0
Fe	800	0.089	0.001	Spherical	10.0	15.7	6.0	-26	70	-90
			0.910		30.0	28.2	30.0
			0.140		4.0	4.0	5.0
Pb	800	0.250	0.780	Spherical	10.0	10.0	8.0	-26	70	-90
			0.542		29.0	29.0	21.0
Zn	800	0.509	0.059	Spherical	15.0	15.0	10.0	-26	70	-90
			0.432		27.0	27.0	25.0

Source: SRK, 2018

A = major-semi-major axis.

B = normal axis.

Source: SRK, 2018

Figure 14-10: Correlograms for La Increíble Gold

A = major axis.

B = semi normal axis.

C = normal axis

Source: SRK, 2018

Figure 14-11: Correlograms for El Gallo Inferior Silver

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 68

A = major-semi-major axis.

B = normal axis.

Source: SRK, 2018

Figure 14-12: Correlograms for Chimenea Domains

14.7	Block Model

Block models were generated for each of the 17 domains. The block models were orientated along the mineralization azimuth trend for each domain. Each model was defined by a unique model definition.

Domain blocks were aligned parallel to the horizontal trend of mineralization. The block size for each model was 6 m x 6 m x 3 m in the X, Y and Z local coordinate directions. The block size is a compromise between variable drill hole spacing and mining selectivity blocks. The orientation of mineralization trends of each domain is summarized in Table 14-14. Each domain model is sub-blocked to 1 m in X, Y and Z directions. Model definitions are based on azimuths converted into Datamine™ Studio RM Z X Z axis rotations. Each model was based on a 200 m margin in X, Y, and Z local directions.

Table 14-14: Domain Mineralization Trends

Domain	Azimuth (°)	Dip Direction (°)	Dip (°)
100	134	44	-20
301	307	37	-40
302	352	82	-17
303	302	32	-27
304	326	56	-32
305	37	307	-27
306	57	327	-16
401	70	160	-22
402	83	173	-45
501	110	200	-69
502	107	197	-59
600	118	28	-27
700	103	13	-39
800	64	154	-70
1000	67	337	-31
2000	52	142	-21
3000	169	259	-81

Source: SRK, 2018

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 69

14.8	Estimation Methodology

The estimation strategy for the resource estimate was to estimate as closely as reasonable mineralization that is associated with bedding planes. As the Bolivar mineralization is undulating, and in some cases folded, it is important to guide the estimation along these variations. This is undertaken by using dynamic anisotropy as implemented by Datamine™ software.

The first step in the estimation process is to generate dip and dip direction vectors that can be estimated into the domain block model. SRK used the footwall and hanging wall wireframe surfaces that define the domain solid model. A Datamine™ process converts each wireframe surface triangle into a dip and dip direction vector. This vector is then estimated into the domain block model using nearest neighbor or a Datamine™ process that uses inverse distance estimation for this data. For this estimation SRK used the following a three-pass nested search:

•	First Pass: 100 m spherical search, minimum number of points 3, maximum of 8;
•	Second Pass: 200 m spherical search, minimum number of points 3, maximum 10; and
•	Third Pass: 400 m spherical search, minimum number of points 2, maximum 20.

The dynamic anisotropy values for dip and dip-direction are used for the estimation of metals. The estimation search ellipsoid is oriented according to these values for each block estimate and should result in the estimate that reasonably follows mineralization trends.

Three domains were not estimated using dynamic anisotropy because they were very small, 1830 and Northwest 2 and 5 domains as they are relatively flat tabular solids.

Metal grades are interpolated using ordinary kriging. Each metal is interpolated in four nested passes. Variogram parameters for El Gallo Inferior, La Increíble, and the two Chimenea domains are used in the estimations in these areas. For all other estimates, the variogram parameters for the Chimenea domains are assumed for each metal, with the exception that the orientation of the variogram is replaced by the mineralization trend of each domain.

Estimation search ellipse ranges are developed based on trials of estimation parameters, using a combination of variogram ranges, data spacing and in some cases adjustments to for the size or configuration of the domain. Five estimation range types have been assigned to each domain as outlined in Table 14-15. The first estimation run has an ellipsoid range of 15 m x 15 m x 5 m and is used to estimate mineralization trends at a small scale in areas with close spaced drilling. This run also limits the influence of channel samples as a combined file of capped composites and channel samples is used only with this run. The following estimation passes, 2 to 4 are estimated with capped composites from drilling data only. SRK did not find indications that silver, gold, copper, lead or zinc mineralization was significantly different between the two data types, considering the highly variable drill hole spacing over each domain. Variography, although limited in terms of numbers of data points for the domains, may indicate a high variability in grade distributions and possible continuity of grades that may be less than the average drill hole spacing. Based in these observations, the same search ellipsoid ranges have been applied to each of the six metals estimated.

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Table 14-15: Domain Mineralization Trends

						Ranges
Variable	Estimator	Domain	Estimation Run	Minimum	Maximum	SVx (m)	SVy (m)	SVz (m)	Maximum Composites Per Drill hole
Cu, Au,	Ordinary	100,	1	3	5	15	15	5	3
AG, Zn,	Kriging	301 – 306,	2	3	10	25	25	5	3
Pb		1000,	3	3	10	75	75	15	3
		2000	4	3	10	200	200	40	3
Cu, Au,	Ordinary	401,	1	3	5	15	15	5	3
AG, Zn,	Kriging	402	2	3	10	25	25	10	3
Pb			3	3	10	38	38	38	3
			4	1	10	200	200	80	3
Cu, Au,	Ordinary	501, 502	1	3	5	15	15	5	3
AG, Zn,	Kriging		2	3	10	25	25	25	3
Pb			3	3	10	75	75	75	3
			4	3	10	200	200	200	3
Cu, Au,	Ordinary	600,	1	3	5	15	15	5	3
AG, Zn,	Kriging	700,	2	3	10	25	25	5	3
Pb		800	3	3	10	75	75	15	3
			4	3	10	200	200	40	3
Cu, Au,	Ordinary	3000	1	3	5	15	15	5	3
AG, Zn,	Kriging		2	3	10	25	25	15	3
Pb			3	3	10	75	75	45	3
			4	3	10	200	200	120	3

Source: SRK, 2018

14.9	Model Validation

SRK has validated the resource estimate using visual comparison, comparing nearest neighbour estimate means with capped composite means and swath plots. In addition to the above validation tests SRK also plotted model and composite means by reblock the selected domain models at a larger block size 40 m x 40 m x 20 m. This analysis indicated reasonable results however size and extent of larger selected domain models was too small to provide a good analysis.

The optimal validation procedures for the Bolivar project is visual comparison and similarly while swath plot developed for the project are reasonable many domains are too limited in size for this analysis. SRK considers that visual comparison of composites and block models reflect the grades and the stratigraphic control of the mineralization.

14.9.1	Visual Comparison

A visual comparison of the blocks to the composite grades for the various elements was conducted to review the distribution of grade and assess geologic reasonableness of the model. This comparison was conducted both in section and level plan maps. SRK is of the opinion that the visual comparison of the Bolivar area is a reasonable and appropriate for the deposit type. An example of this the El Gallo Domain shown in Figure 14-13. This domain shows good continuity of copper grades with the block model and composites in a 3D perspective view and in section.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 71

Source: SRK, 2018

Figure 14-13: Bolivar Visual Comparison

14.9.2	Comparative Statistics

SRK reviewed block averages, composites and the mean of nearest neighbor estimate of copper for each domain. SRK considered nearest neighbor declustering for the composites for this analysis. However, plots of declustered and un-declustered data showed enough similarity to consider just composites for this analysis. The analysis indicates a reasonable similarity between copper means for block model, composites and nearest neighbor estimates. Examples of this are presented for domains El Gallo Inferior, Bolivar Northwest 6 and Chimenea 1 in Figure 14-14. Some domains such as La Increíble, Northwest 2 and 3 are have moderately higher nearest neighbor or block estimate means. However, these domains are typically small, have a limited set of drill holes or have a sharp contrast in closely spaced drilling and widely spaced drilling which adversely affects the mean comparison. Overall SRK considers the results for this analysis as a reasonable validation of domain estimates. There are no indications of systematic bias for the estimate.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 72

Source: SRK, 2018

Figure 14-14: Copper Mean Plot of Domain Estimate, Composites and Nearest Neighbor Estimate

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14.9.3	Swath Plots

Swath plots provide local comparison between the blocks to and the composites is made using swath plots. These plots show both the varying means of the block and composites (declustered and not declustered) along swaths. The swath plots are an indication that there are no significant local biases in the estimation that cannot be explained by composites along strike or dip that are influencing the estimation in areas where the drill spacing is very wide. Composite trends can be more variable than estimation trends but on average they block model trends. However, the trends should be similar. Departures from this trend can occur in areas of widely spaced drilling. For the Bolivar project drilling spacing can be variable and therefor plots may more variability in the composite plots can be expected. Overall swath plots for Bolivar show a reasonable similar trend for estimated block grades and composite grades. Swath plots for Bolivar West A and B are presented in and Figure 14-17.

These plots are approximately parallel to the mineralization trend. Swath plots are used mainly for the large domains at Bolivar.

SRK is of the opinion that the swath plots illustrate the reasonableness of the estimation for each area and support the validity of the estimate.

Source: SRK, 2018

Figure 14-15: Swath Plot for Silver, Bolivar West A

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 74

Source: SRK, 2018

Figure 14-16: Swath Plot for Copper, Bolivar West B

14.10	Resource Classification

Mineral resource classification is a subjective concept, and industry best practices suggest that resource classification should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating all of these concepts to delineate regular areas of similar resource classification.

SRK is satisfied that the geological modelling honours the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource estimation. The sampling information was acquired primarily by core drilling.

Significant factors affecting the classification include:

•	Lack of historic and consistent QA/QC program;
•	Lack of downhole surveys for most drill holes and measured deviations from planned and actual azimuths;
•	Lack of density tests of the different mineralization and rock types for all the areas;
•	Spacing of drilling compared to observed geologic continuity;
•	Geostatistical factors suggesting ranges of reasonable influence between sampling; and
•	Bolivar is a producing mine with a successful operating history dating more than 10 years.

In order to classify mineralization as an Indicated Mineral Resource, “the nature, quality, quantity and distribution of data” must be “such as to allow confident interpretation of the geological framework and to reasonably assume the continuity” (CIM, 2014). SRK has based this classification both on the continuity observed in well-drilled areas of the Project, as well as geologic continuity observed from underground exposures of the mineralization. The classification is generally based on the block estimation passes using the amount of data and ranges of interpolation from the nested passes to flag blocks, which are then considered to guide a manually digitized polygon to assign the final classification and eliminate local inconsistencies in the block-by-block classification of the estimation pass.

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The general category for classification is as follows:

•	Indicated: Blocks estimated by any of the first three estimation passes (up to 75 m) forming clusters of mineralization, nominally containing five drill holes. Areas define by fewer than three drill holes were excluded; for smaller domains the criteria were relaxed to three drill holes. Further, only areas with approximately three or more drill holes from 2016 to 2017 were classified as Indicated to address any concerns about QA/QC deficiencies in older drill holes.
•	All estimated blocks not assigned to the Indicated category were assigned to the Inferred category.

14.11	Depletion for Mining

Bolivar has been actively mined since 2007. Ending in 2017, most of the production areas were surveyed using a Total Station (TOPCON GTS-305) to generate the points cloud to generate the solids of the exploited areas using AutoCAD®, MineSight™ and MeshLab software.

SRK used wireframes from a recently completed survey to deplete the El Gallo Superior, Inferior, and Chimenea 1 and 2 block models for reporting resources. This model of depleted areas provides the best coverage for these domains. The depletion model and a wireframe surface of the domains are shown in Figure 14-17 and, Figure 14-18.

Source: SRK, 2018

Figure 14-17: El Gallo Domains and Depletion Model, Looking South-Southeast

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Source: SRK, 2018

Figure 14-18: Chimenea Domains and Depletion Model, Looking Southwest

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14.12	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) defines a mineral resource as:

“A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. To assess this at Bolivar, SRK has calculated an economic value for each block in terms of US dollars ($) based on the grade of contained metal in the block, multiplied by the assumed recovery for each metal, multiplied by pricing established by Sierra Metals for each commodity. Costs for mining and processing are taken from data provided by Día Bras for their current underground mining operation.

The 31 October 2017 consolidated mineral resource statement for the Bolivar Mine area is presented in Table 14-16. These resources have been stated in undeveloped areas of the deposits as well as within surveyed pillar shapes in the existing mined out areas, using a lower CoG to reflect the fact that they have been exposed through previous mining. A detailed break-down of the mineral resources by mineralized area is presented in Table 14-16.

Table 14-16: Consolidated Bolivar Mineral Resource Estimate as of 31 October 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.
(2)	Mineral resources are reported at variable metal value CoG’s based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.95/t), processing costs (US$8.33/t), and general and administrative costs (US$2.41/t).
(3)	The metal value CoG for the Bolivar Mine is US$29 No mineral resources are not reported for remaining pillars.

* Metal price assumptions considered for the calculation of metal value are: US$3/lb Cu, US$18.25/oz Ag, and US$1,291/oz Au.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

14.13	Mineral Resource Sensitivity

SRK generated a grade-tonnage chart to illustrate the fluctuations of tonnage and CuEq grades as a function of metal value cut-off (Figure 14-19). Table 14-17 and Table 14-18 provide tonnage and grade sensitivity for Indicated and Inferred Resources, respectively.

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Source: SRK, 2018

Figure 14-19: Sensitivity Analysis Copper Grades and Tonnage Indicated and Inferred Resources

Table 14-17: Tonnage and Grade Sensitivity Indicated Resources

Cut-off (US$)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Quantity (t)	Ag (oz)	Au (oz)	Cu (lb)	Pb (lb)	CuEq (%)
5	19.6	0.25	0.90	0.01	16,033,954	10,111,00	131,000	144,000	9,000	1.19
10	20.0	0.26	0.92	0.01	15,672,978	10,070,000	130,000	144,000	8,000	1.21
20	21.1	0.27	0.98	0.01	14,622,224	9,903,000	127,000	143,000	8,000	1.28
24	21.7	0.28	1.00	0.01	14,032,141	9,793,000	126,000	141,000	8,000	1.32
27	22.2	0.29	1.02	0.01	13,563,212	9,616,000	124,000	139,000	7,000	1.35
29	22.5	0.29	1.04	0.01	13,267,270	9,616,000	124,000	138,000	7,000	1.36
32	23.1	0.29	1.06	0.01	12,763,844	9,479,000	121,000	135,000	7,000	1.39
35	23.9	0.31	1.09	0.01	12,118,562	9,324,000	119,000	132,000	7,000	1.44
40	25.2	0.32	1.15	0.01	11,088,508	9,000,000	113,000	127,000	6,000	1.51
60	31.5	0.36	1.36	0.02	7,494,487	7,578,000	87,000	102,000	7,000	1.80
70	35.4	0.39	1.49	0.02	5,915,156	6,729,000	73,000	88,000	6,000	1.97
100	49.1	0.49	1.89	0.03	2,607,727	4,115,000	41,000	49,000	3,000	2.53
150	71.9	0.81	2.51	0.04	742,636	1,718,000	19,000	19,000	1,000	3.49
200	101.4	0.76	3.61	0.07	183,745	600,000	4,000	7,000	1,000	4.82

Source: SRK, 2018

Table 14-18: Tonnage and Grade Sensitivity Inferred

Cut-off (US$)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Quantity (t)	Ag (oz)	Au (oz)	Cu (lb)	Pb (lb)	CuEq (%)
5	19.5	0.36	0.82	0.01	9,966,061	6,240,000	115,000	82,000	4,000	1.16
10	20.0	0.26	0.92	0.01	9,490,802	6,121,000	114,000	81,000	4,000	1.20
20	21.1	0.40	0.90	0.01	8,822,243	5,987,000	112,000	79,000	3,000	1.27
24	21.8	0.41	0.93	0.01	8,410,958	5,885,000	110,000	79.000	3,000	1.31
27	22.2	0.42	0.95	0.01	8,158,836	5,813,000	110,000	78,000	3,000	1.34
29	22.4	0.42	0.96	0.01	8,011,772	5,779,000	109,000	77,000	3,000	1.35
32	22.9	0.43	0.98	0.01	7,787,782	5,725,000	108,000	76,000	3,000	1.37
35	23.7	0.44	1.00	0.01	7,408,846	5,653,000	105,000	74,000	3,000	1.41
40	24.9	0.46	1.04	0.01	6,869,260	5,492,000	102,000	72,000	3,000	1.47
60	29.5	0.54	1.19	0.01	4,924,374	4,675,000	85,000	58,000	2,000	1.69
70	33.2	0.59	1.29	0.01	3,755,104	4,006,000	72,000	49,000	2,000	1.85
100	42.0	0.69	1.67	0.01	1,532,727	2,070,000	34,000	26,000	1,000	2.35
150	59.7	0.79	2.39	0.01	366,108	703,000	9,000	9,000	0	3.27
200	69.9	0.55	3.38	0.03	80,712	182,000	1,000	3,000	0	4.23

Source: SRK, 2018

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14.14	Previous Resource Estimates

A resource estimate for the Bolivar Mine was reported in September 2016 by SRK Consulting (U.S), Inc. The MRE is summarized in Table 14-19.

Table 14-19: Consolidated Bolivar Mineral Resource Estimate as of September 30, 2016–SRK Consulting (U.S.), Inc.

Category	Tonnes	Ag	Au	Cu	Ag	Au	Cu
	(000’s)	(g/t)	(g/t)	(%)	(koz)	(koz)	(t)
Indicated	9,335	18.1	0.30	0.90	5,440	91	83,885
Inferred	9,055	17.9	0.33	0.86	5,200	97	77,830

Source: SRK, 2016

Compared to the previous 2016 estimated mineral resources, Indicated tonnage has increased by 31% (3,932kt), silver and copper grades have increased by 19% (4.4 g/t Ag) and 12% (0.14% Cu, Au has slightly decreased by 5% (0.1 g/t Au), metal content increased 44% (4.176 oz Ag) for silver, 27% 33 oz Au) for Au and 40% (53,652 t) copper.

These changes can be attributed a net increase in mineralization volume and extensive drilling in high grade areas in Bolivar West and Northwest areas as well as other areas. Increases in tonnage and grade also reflect upgrading previous Inferred areas to Indicated with closely spaced drilling. Slight decrease in Au grades may be attributed to generally low-grade values and high variability at these grades. Increased volumes of mineralization together with delineating more high grades mineralization has resulted in increasing contained metal significantly, particularly copper Inferred resources tonnages has decreased by 11% (1,043 kt), silver gold and copper grades have increased by 19% (4.5% Ag), 21% (0.09 g/t Au) and 10% (0.10% Cu) respectively, metal content increased for 11% (579 oz Ag) for silver and 12% (1,056 t Cu) for copper, with a marginal increase for gold (12 oz Au).

The previous resource estimation also included a small amount of Measured resource in pillars of El Gallo which were mapped and surveyed. SRK was not provided with the updated survey information for these pillars for this study, and thus no Measured resources were stated in these areas.

14.15	Relevant Factors

There are no other factors pertinent to the mineral resource statement other than those stated in the above sections which SRK would expect to have a material impact on the statement.

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15	Mineral reserve estimates

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Resource. It includes diluting material and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Prefeasibility or Feasibility level as appropriate that include application of Modifying Factors.

A Mineral Reserve has not been estimated for the Project as part of this PEA.

The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

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16	Mining Methods

The conceptual mine plan considered in this PEA includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

16.1	Introduction

Mineral resources as reported by SRK (Effective October 31st, 2018) are estimated at 13.3 Mt of indicated and 8.0 Mt of inferred based on a cut-off value of US$ 29.00/t. This resource is the basis for the mine plan considered in this PEA.

Room and pillar and sublevel stoping mining methods are currently used throughout the mine to achieve 3,000 tpd output. The method used varies according to geotechnical constraints, mineralization trends, dimensions and mine production targets.

Using the SRK resource depleted up to October 2017, Redco Mining Consultants (Redco) performed a growth analysis to determine how and if the Bolivar mine could achieve a sustainable production of 5,000 tpd. The Redco analysis (Redco, 2018) indicates that 5,000 tpd production target could be realised if sublevel stoping was used throughout the mine and new areas of the mine were brought in to production.

Sublevel stoping would improve mine recovery and increase productivity compared to the room and pillar method.

16.2	Current Mining Methods and Mine Operation

The Bolivar Mine is currently mined by two methods, room and pillar is the principal method and sublevel stoping is the secondary method. The mining method applied to an area of the mine is determined based on geotechnical constraints, mineralization trends, dimensions and mine production targets. Generally, shallower dipping bodies are exploited by room and pillar and steeper bodies are exploited by sublevel stoping.

The current distribution of mining method by area is summarized in Table 16-1 .

Table 16-1 Current Mining Methods by mine areas

ID	Mineralised Body	Mining Method
100	1830	Room & Pillar
120	Bolivar NW 6	Room & Pillar
150	Bolivar NW ZN 4	Room & Pillar
160	Bolivar West A	Room & Pillar
170	Bolivar West B	Sublevel Stoping
180	Chimenea 1	Sublevel Stoping
190	Chimenea 2	Sublevel Stoping
210	Bolivar NW 1	Room & Pillar
220	El Gallo Superior	Room & Pillar
260	La Sidra FW Ramal	Room & Pillar
280	La Sidra	Room & Pillar

16.2.1	Room & Pillar

The room-and-pillar mining method is applied to sub horizontal orebodies of relatively uniform thickness. Mineral is extracted across a horizontal plane, creating horizontal arrays of rooms and pillars which act as support. Subsequently it may be possible to recover some or all of the support pillars.

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Sierra Metals use the parameters given in Table 16-2 to mine design:

Table 16-2 Room & Pillars Parameters

Parameter	Value	Units
Pillar Width	7.00	m
Stope Width	12.00	m
Stope Height	4.00	m
Sill Pillar Height	4.00	m

In addition to the parameters in Table 16-2, 10.00 m wide and 4.00 m high sill pillars are left between stopes, sill pillars are a significant source of lost mineral. A typical room & pillar schematic is shown in Figure 16-1.

Figure 16-1 Room and Pillar Illustration – Source SRK

16.2.2	Ventilation

Currently, the Bolivar Mine relies on natural ventilation and airflow through the mine because of which air quantity, quality and flow direction varies with fluctuations in external atmospheric conditions. Air flow modelling is not currently available for the Bolivar mine.

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16.2.3	Mining Equipment

The current Bolivar mine fleet is summarised in Table 16-3:

Table 16-3 Current Mining Fleet

Equipment	Brand	Model	Capacity	Units
Scooptram	Joy Global	LT – 270 (Year 2015)	1.50	yd3
Scooptram	Joy Global	LT – 270 (Year 2015)	1.50	yd3
Scooptram	Joy Global	LT – 270 (Year 2015)	1.50	yd3
Scooptram	Tamrock	EJC 65	1.25	yd3
Scooptram	Wagner	ST 2D	2.00	yd3
Scooptram	Jci-125 (Mti)	JCI-125	1.50	yd3
Scooptram	Mti (Lt-210)	LT-210	1.25	yd3
Scooptram	Mti	JCI-250	2.50	yd3
Scooptram	Mti	LT-350 (Year 2014)	2.50	yd3
Scooptram	Joy Global	LT-350 (Year 2015)	2.50	yd3
Truck	Jarvis Clarck	JDT 413	10.00	t
Truck	Jarvis Clarck	JDT 413	10.00	t
Truck	Mti	JCI-1304	13 – 16	t
Truck	Sandvick	EJC-417	17.00	t
Truck	Mti	DT-1604	16.00	t
Truck	International		16.00	t
Loader	Case	721 C	3.00	yd3
Bulldozer	Caterpillar	D6 C	na	na

16.2.4	Mine Access and Materials Handling

The copper rich El Gallo Inferior body is currently the main source of mineral from the Bolivar mine, the overlying, zinc rich, El Gallo Superior body is effectively exhausted of mineral (Figure 16-2). Mineral is transported through the mine in “ore trucks” and deposited at surface in stockpiles close to the portal. Loaders transfer mineral to road trucks which transported the mineral by road to the Piedras Verdes processing plant approximately 8.2 south of the mine.

Figure 16-2: Perspective view of the El Gallo Superior and Inferior bodies and main mine access

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16.2.5	Parameters relevant to mine development and planning

16.2.6	Geomechanics

Mineralization at Bolivar is a Cu-Zn skarn style (much of the zinc mineralization is mined), current production is sourced from bodies with average widths of 12 to 20 m and average dips of 35° to 75°.

Faults, including La Increíble and El Gallo, influence ground stability around the Bolivar mine, in particular, the La Increíble fault is associated with the development of wedges which need to be considered when designing the mine.

16.2.6.1	In situ Stress Estimation

Benchmarking developed by Flores & Karzulovic (2002), indicates that in-situ stresses in underground mines typically have the following magnitudes:

•	Major principal Stress, σ1: 30-40 MPa
•	Minor principal Stress, σ3: 10-20 MPa

It is common to assume that the vertical stress, σV, is proportional to depth (Hoek & Brown (1980)):

Where (y) represents rock density and (z) the depth at which the vertical stress is evaluated.

It is common practice to assume that horizontal stress (σH) is proportional to the vertical:

Where K represents that relation.

•	The average value of the stress ratio (KMEAN) is delimited by the following upper and lower limits (Hoek & Brown (1980)):

Where (z) is expressed in meters.

The minimum value of the stress ratio (KMIN) is delimited by the following upper and lower limits (Flores & Karzulovic (2002)):

Where (z) is expressed in meters.

The maximum value of the stress ratio (KMAX) is delimited by the following upper and lower limits (Flores & Karzulovic (2002)):

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The vertical stress (σV) must be significantly greater than the product of rock density (ρ = 2.6 Ton/m3) plus depth (h) where the excavation is evaluated.

Where (σv) = Vertical Stress (MPa): (ρ) = density [t/m3]: and (h) = height [m].

A critical (h) height for all future excavations equal to 350 m, and an average rock density of 2.6 t/m3 was considered geotechnical calculation in Bolivar Mine.

Horizontal stress (σH) values for Bolivar Mine are determined according to the abacus of stress concentrations developed by Karzulovic (Figure 16-3).

Figure 16-3 Stress Relationships (Karzulovic)

At a depth of 350 m and working with the average scenario "K = 0.4 + 800 / z", the K value determined from the Karzulovic abacus is equal to 2.70. Consequently, the Horizontal Stress for Bolivar Mine is estimated as:

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16.2.6.2	Uniaxial Compressive Strength (σc) and Tensional (σt)

Sierra Metals evaluated of rock mechanics in the El Gallo Inferior and Chimenea 1 and 2 areas of the Bolivar mine, which determined that the following characteristics.

Uniaxial compressive strength of intact rock (σc):

σc = 170MPa (rock mass) and 200 MPa (ore)

Uniaxial tension strength of intact rock n (σt):

σt = 17MPa (rock mass) and 20 MPa (ore)

The strength reduction factor "SRF" was determined based on the uniaxial compressive strength, uniaxial tension strength and in-situ stress.

The relationship between the shear stress (σθ) and the uniaxial compressive strength (σc) for Bolivar Mine is derived in the following values:

•	Shear Stress Rock Mass:
•	Shear Stress Roof and Floor:

With these relation values between the shear tension and simple compression, the tensional levels are high with very compressed structures, normally favourable for the stability of the excavations, but could be unfavourable for the backs. The value of the SRF for the Bolivar Mine would vary from 0.5 - 2.0, however, to provide a margin of stability a higher value of 2.5 is considered.

16.2.6.3	Rock Quality Classification

The RMR, Q of Barton and N 'classifications are a common method used to assess rock mass quality. These values are expressed based on the study "REPORT OF GEOMECHANICAL & GEOTECHNICAL FOR THE EXPLOITATION OF EL GALLO INFERIOR AND CHIMENEA 1, 2 - MINING UNIT BOLIVAR.pdf" (GTech), where the parameters for El Gallo Inferior and Chimenea 1 and 2 of Bolivar are reported.

Color	Classification	RQD	RMR	Q
	Very good	80-100	80-100	55-504
	Good	60-80	60-80	6-55
	Fare	40-60	40-60	1-5.9
	poor	20-40	20-40	0.1-0.6
	Very poor	0-20	0-20	0-0.1

Figure 16-4 Classification System for Rock Quality

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 87

Geotechnical modelling was undertaken based on mapping and exploration drilling.

Barton’s Q values are estimated in the range of 30-39 (GTech). This Q value ranges indicate that RMR rock quality in the area is very good to good (Table 16-4 and Table 16-5).

Table 16-4 Percentage distribution of the quality of the rock mass in veins Chimenea 1 and 2

Color	Classification	RMR	% Qual. HWall		%Qual.Mineral		% Qual. FWall
	Very good	80-100	5	36%	12	44%	4	31%
	Good	60-80	9	64%	15	56%	9	69%
	Fare	40-60	0	0%	0	0%	0	0%
	poor	20-40	0	0%	0	0%	0	0%
	Very poor	0-20	0	0%	0	0%	0	0%
			14	100%	27	100%	13	100%

Table 16-5 Percentage distribution of the quality of the rock mass in El Gallo Inferior

Color	Classification	RMR	% Qual. HWall		%Qual.Mineral		% Qual. FWall
	Very good	80-100	20	100%	37	93%	16	100%
	Good	60-80	0	0%	3	8%	0	0%
	Fare	40-60	0	0%	0	0%	0	0%
	poor	20-40	0	0%	0	0%	0	0%
	Very poor	0-20	0	0%	0	0%	0	0%
			20	100%	40	100%	16	100%

In Chimenea 1 and 2 areas, high RMR values were obtained with a trend to values in range 60 to 80 (good rock quality). In the El Gallo Inferior area RMR values range between 80 to 100 (very good rock quality).

In the absence of other information, Redco considered the geotechnical characteristics of the El Gallo and Chimenea 1 and 2 areas as representative of other mining areas.

The geotechnical parameters used by Redco in the conceptual mine plan are given in Table 16-6.

Table 16-6 Bolivar Mine Geotechnical Parameters

Parameters	Units	Bolivar
		Gallo Inferior	Chimeneas 1-2
Density	t/m3	2.60
Critical Height	M	350.00
Vertical stress	MPa	9.82
Horizontal stress	MPa	24.08
Shear Stress (Rock Mass)	MPa	2.68
Shear Stress (Roof and Floor)	MPa	62.32
Simple Compression Intact Rock	MPa	170 (H.rock) and 200 (Mineral)
Stress Intact Rock	MPa	17 (H.rock) and 20 (Mineral)
UCS	MPa	120.00
SRF	-	2.50
RMR Hanging Wall	-	[80-100] 100%	[80-100] 36% [60-80] 64%
RMR Ore	-	[80-100] 92.5% [60-80] 7.5%	[80-100] 44% [60-80] 56%
RMR Foot Wall	-	[80-100] 100%	[80-100] 31% [60-80] 69%
Q’	-	34(Wall) and 28 (Roof)
N	-	21 (Wall) and 12 (Roof)
Horizontal Seismic Coefficient	-	0.20

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 88

16.3	Proposed Mine Plan

16.3.1	Sublevel Stoping

The conceptual mine plan developed by Redco is based on the implementation of sublevel stoping throughout the Bolivar mine, Room and Pillar mining would be phased out.

Redco evaluated the relative advantages of room and pillar versus longhole stoping and determined that improved mine production and mining recoveries associated with longhole stoping outweighed the negative impact of increased dilution when apply longhole stoping to shallow dipping bodies.

Table 16-7 lists the stope design parameters applied by Redco to stope designs in the proposed mine plan. These parameters consider geotechnical characteristics and mineral distribution.

Table 16-7 Sublevel Stoping Parameters

Parameter	Value	Unit
Stope Height	8	m
Stope Width	12	m
Ore Drive Height	4	m
Ore Drive Width	4	m
Crown Pillar Width	4	m
Sill Pillar Width	7	m

Mineralised bodies will be mined with 8 m high stopes with 4 m high drives and sill pillars would be left every 16 m (Figure 16-5). Rib pillars (7x 7 x 16 m - width, length and height) would be left between stopes as support. Stope length are determined based on the width of mineralised bodies.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 89

Figure 16-5 Longhole Stoping Illustration - Source: SRK

The following mining sequence is applied to the sublevel stoping method:

Drilling

•	Carried out from drilling sublevels
•	Radial drilling jumbos with rod extensions
•	Could be in advance than blasting activities.

Blasting

•	ANFO (Ammonium nitrate fuel oil), detonating cord, non-electric detonators, electric delay detonators are used in blasting.

Loading and hauling

•	LHD equipment is used for the extraction, loading and haulage of mineral to loading bays where it is loaded into trucks and transport to the processing plant.

Ventilation

•	Good ventilation conditions are required at the production level to extract diesel fumes. Conceptual modelling considers drawing clean air in to the mine via raisebores which is distributed along levels and exhausted through ramps.

Support

•	Long hole mining method requires good rock mass conditions in hangingwall and ore zones.
•	Cross-cut drives on the extraction level are supported with cemented bolts or bolts and steel mesh.
•	In drilling sub-levels reinforcement elements can be used as required.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 90

16.3.2	Dilution and Recovery Factor

Sierra Metals provided Redco with historic unplanned dilution and mine recovery factors from longhole stoping at Bolivar mine (10% and 95% respectively). Redco applied these factors to the indicated and inferred resource to determine Potential Mill Feed (PMF) for consideration in the mine plan.

•	Mining recovery: a factor that results in the loss of mineral (tonnage reduction) due to the applied extraction method and the mineral body geometry; and
•	Unplanned and planned dilution: a factor that results in a reduction of the average grade due to the extraction of waste with the ore.

PMF grades (considering unplanned dilution and mine recovery) were reported with densities extracted from the SRK model to determine tonnages (dry tonnes). The SRK model considers an average density of 3.7 t/m3 for mineralised 2.75 t/m3 for waste.

Planned mining dilution is obtained directly from the optimization exercise and is not applied to the results of the software, unlike the mining recovery, which is applied to the results obtained from the optimization exercise.

16.3.2.1	Dilution

Dilution is defined as the ratio between the waste and the mineralized material, two types of dilution are expected: planned dilution (internal dilution); and unplanned dilution (external dilution).

•	Planned Dilution occurs when material below the cut-off grade is considered within a stope design boundary. Planned dilution is incorporated into the design when calculating the material contained within the stope design. If the average grade of the stope, including planned dilution, is less than the economic cut-off the stope should be redesigned.
•	Unplanned Dilution is introduced from low grade material from outside the stope design boundaries. Unplanned dilution is the result of over-break which results from poor drilling and blasting practices, adverse geological structures, and failure within zones of weak rock.

The mine plan presented by Redco considers a “Total Dilution” factor which incorporates both planned and unplanned dilution. Total dilution in the Redco mine plan varies between 17% to 53%, total dilution is heavily influenced by the width dip and grade distribution of mineralised bodies. Considering the longhole stoping method, shallow dipping bodies are more heavily influenced by dilution that steeper dipping bodies.

16.3.2.2	Mining Recovery

Redco applied the following calculation to determine Mining Recovery factor for each stope. Sill or crown pillars were excluded by Redco in the mine design process, pillars account for the greatest loss of mineral in the mine plan proposed for Bolivar:

Reduced Mining Recovery can result from:

•	Poor mineral breakage when during blasting mineralized material does not detach and remains in the walls of the stope;

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 91

•	Loss of mineralized material inside the stope: the blasted mineralized material is left in the stope due to poor access for the loader, buried by falls of waste rock or material blasted but does not rill from flatter angle walls.
•	Mineralized material left in pillars – in the case of Bolivar, the mineral loss due to leaving vertical pillars behind has been accounted for using the mining recovery factor.

16.3.3	Net Smelter Return (NSR)

Redco used an NSR approach was to estimate block values of PMF. NSR is defined as the revenue of the sale of mineral products after deducting off-site expenses and is usually expressed in dollars per tonne. An NSR approach is commonly used in the mining industry for polymetallic deposits and is considered best practice.

Sierra Metals provided Redco with metal price assumptions, discount factors and metallurgical recoveries based in the SRK resource and sales contracts for use in the NSR estimation (Table 16-8 and Table 16-9).

NOTE: Assumed Metal Prices and Cu Recovery to Concentrate differ from SRK Resource.

Table 16-8 NSR parameters

NSR Estimation
Parameter	Unit	Value
Metal Price
Cu Price	US$/lb Cu	3.15
Ag Price	US$/oz Ag	17.47
Au Price	US$/oz Au	1320
Recovery to Concetrate
Cu	%	85
Ag	%	78
Au	%	64
Treatment Charges / Refining Charges
Cu Conc Treatment	US$/t-conc	81.00
Cu Refining Charge	US$/lb	0.05
Ag Refining Charge	US$/oz	0.23
Au Refining Charge	US$/oz	3.90
Cu Treatment Cost	US$/t	116.07
Concentrate Transport Cost	US$/t	490.91
Total Sale Cost	US$/t	606.98

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 92

Table 16-9: NSR Estimation

NSR Estimation
Parameter	Unit	Value
Net Smelter Return
NSR Factor - Cu	US$/t/%	51.67
NSR Factor - Ag	US$/g	0.39
NSR Factor - Au	US$/g	24.25

The formula applied to obtain the NSR of each block of PMF is:

16.3.4	Cut-off

The cut off value calculation used by Redco in the proposed mine plan is based on historical information provided by Sierra Metals and considers reducing production costs associated with increased production (Table 16-10). Conceptual economic envelopes vary according to direct and indirect mining costs, processing costs, concentrate shipment and G&A costs.

Unisolated mining blocks with an average NSR value above the economic cut off value ($25.83/t) and with existing access are classified as economic and included in the conceptually economic envelope. Blocks with an NSR value above the marginal cut-off value ($21.50/t) are included in the conceptual mine plan if they are within or immediately adjacent to economic blocks and it is reasonable to expect that no significant additional development and cost (other than labour) would be needed to mine the block. Mining blocks that do not meet the criteria described above are classified as waste.

A cost breakdown used for the cut off calculation, including; mining, processing plant and general & administration, is given in Table 16-10.

Table 16-10 Cut-off grade Calculation – Sublevel stoping

Cost	Value
Development Cost ($/t)	1.87
Preparation Cost ($/t)	1.80
Drilling Cost ($/t)	2.81
Blasting Cost ($/t)	1.00
Haulage Cost ($/t)	1.26
Transport Cost ($/t)	4.31
Service Cost ($/t)	0.47
Energy Cost ($/t)	0.70
Maintenance Cost ($/t)	1.10
Employee Restaurant Cost ($/t)	0.50
Method Mine Cost ($/t)	15.83
Plant Cost ($/t)	7.50
G&A ($/t)	2.50
Economic Cut-off ($/t)	25.83
Marginal Cut-off ($/t)	21.50

16.3.5	MSO Evaluation

Redco used the Mineable Shape Optimizer (MSO) algorithm included in the Datamine software to complete an MSO evaluation based on the resource block model, conceptual NSR values, cut-off values and geotechnical constraints. The MSO evaluation is based indicated and inferred mineral resources.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 93

Tonnage and grade were diluted within the stope designs. This dilution was considered as a planned dilution. Subsequently unplanned dilution and mining recovery factors were applied to determine final tonnage and grade. Key parameters used in the MOS evaluation are given in Table 16-11.

Table 16-11: Stope Optimization Parameters for Sublevel Stoping Method

Parameter	Value	Unit
Minimum Stope Length	5.00	m
Stope Height	According to each OB	m
Sill Height	4.00	m
Stope Width	According to each OB	m
Pillar Width	According to each OB	m
Minimum stope dip	70.00	°
Maximum Stope dip	90.00	°
Span	According to each OB	m
Marginal Cut Off	21.50	US$/t
Economic Cut Off	25.84	US$/t
Stope Orientation	Perpendicular to OB	°

Stopes determined following the MSO calculation and considered in the Redco mine plan are summarised below:

16.3.5.1	Bolivar West A

Conceptually mineable stopes in the Bolivar West A area are shown in Figure 16-6 and reported in

Table 16-12. Reported tonnage and grade include a planned dilution of 33%. Planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-6: Conceptually mineable stopes Bolivar West A

Table 16-12 Bolivar West A - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	2,803,005	28.09	1.05	0.00
Sub Total	2,803,005	28.09	1.05	0.00

Inferred	272,582	16.67	0.77	0.01
Sub Total	272,582	16.67	0.77	0.01

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 94

16.3.5.2	Bolivar West B

Conceptually mineable stopes in the Bolivar West B area are shown in Figure 16-7 and reported in Table 16-13. Reported tonnage and grade include a planned dilution of 5%, planned dilution is based on the stope shapes and the in-situ resource block model.

Figure 16-7: Conceptually mineable stopes – Bolivar West B

Table 16-13 Bolivar West B - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	386,103	17.86	0.90	0.00
Sub Total	386,103	17.86	0.90	0.00

Inferred	-	-	-	-
Sub Total	-	-	-	-

16.3.5.3	Bolivar NW1

Conceptually mineable stopes are shown in Figure 16-8 and reported in Table 16-14. Reported tonnage and grade are diluted with a planned dilution of 44%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-8: Conceptually mineable stopes Bolivar NW1 area.

Table 16-14 Bolivar NW1 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	2,622,146	10.02	0.72	0.56
Sub Total	2,622,146	10.02	0.72	0.56

Inferred	2,754,151	15.17	0.71	0.40
Sub Total	2,754,151	15.17	0.71	0.40

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 95

16.3.5.4	Bolivar NW2

Conceptually mineable stopes are shown in Figure 16-9 and reported in Table 16-15. Reported tonnage and grade are diluted with a planned dilution of 46%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-9: Conceptually mineable stopes Bolivar NW2 area

Table 16-15 Bolivar NW2 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	127,380	13.28	0.59	0.22
Sub Total	127,380	13.28	0.59	0.22

Inferred	-	-	-	-
Sub Total	-	-	-	-

16.3.5.5	Bolivar NW3

Conceptually mineable stopes are shown in Figure 16-10 and reported in Table 16-16. Reported tonnage and grade are diluted with a planned dilution of 35%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-10: Conceptually mineable stopes Bolivar NW3 area

Table 16-16 Bolivar NW3 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	-	-	-	-
Sub Total	-	-	-	-

Inferred	46,996	18.75	0.96	032
Sub Total	46,996	18.75	0.96	0.32

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 96

16.3.5.6	Bolivar NW5

Conceptually mineable stopes are shown in Figure 16-11 and reported in Table 16-17. Reported tonnage and grade are diluted with a planned dilution of 43%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-11: Conceptually mineable stopes Bolivar NW4

Table 16-17 Bolivar NW4 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	227,098	16.79	0.69	0.37
Sub Total	227,098	16.79	0.69	0.37

Inferred	-	-	-	-
Sub Total	-	-	-	-

16.3.5.7	Bolivar NW6

Conceptually mineable stopes are shown in Figure 16-12 and reported in Table 16-18. Reported tonnage and grade are diluted with a planned dilution of 44%, planned dilution is calculated with the stope shapes and the in-situ resource block model.

Figure 16-12: Conceptually mineable stopes Bolivar NW6

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 97

Table 16-18 Bolivar NW6 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	233,235	41.30	0.83	0.74
Sub Total	233,235	41.30	0.83	0.74

Inferred	332,771	38.61	0.73	0.61
Sub Total	332,771	38.61	0.73	0.61

16.3.5.8	Bolivar NW7

Conceptually mineable stopes in the Bolivar NW7 area are shown in Figure 16-13 and reported in Table 16-19. Reported tonnage and grade are diluted with a planned dilution of 46%, planned dilution is calculated based on stope shapes and the in-situ resource block model.

Figure 16-13: Conceptually mineable stopes Bolivar NW7 area

Table 16-19 Bolivar NW7 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	150,053	11.23	0.58	0.41
Sub Total	150,053	11.23	0.58	0.41

Inferred	372,683	9.76	0.57	0.69
Sub Total	372,683	9.76	0.57	0.69

16.3.5.9	Bolivar ZN NW2

Conceptually mineable stopes in the Bolivar NW7 area are shown in Figure 16-13 and reported in Table 16-20. Reported tonnage and grade are diluted with a planned dilution of 33%, planned dilution is calculated based on stope shapes and the in-situ resource block model.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 98

Figure 16-14: Conceptually mineable stopes Bolivar NW7 area

Table 16-20 Bolivar NW7 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	77,771	25.96	0.35	0.18
Sub Total	77,771	25.96	0.35	0.18

Inferred	208,953	35.59	0.32	0.79
Sub Total	208,953	35.59	0.32	0.79

16.3.5.10	Bolivar 1830

Conceptually mineable stopes are shown in Figure 16-15 and reported in Table 16-21. Reported tonnage and grade are diluted with a planned dilution of 43% planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-15: Conceptually minable stopes 1830 area

Table 16-21 1830 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	-	-	-	-
Total	-	-	-	-

Inferred	129,172	44.86	1.48	0.57
Total	129,172	44.86	1.48	0.57

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 99

16.3.5.11	El Gallo Inferior

Conceptually mineable stopes are shown in Figure 16-16 and reported in Table 16-22. Reported tonnage and grade are diluted with a planned dilution of 46%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-16: Conceptually mineable stopes El Gallo Inferior

Table 16-22 El Gallo Inferior - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	3,538,873	14.57	0.77	0.21
Sub Total	3,538,873	14.57	0.77	0.21

Inferred	1,202,239	15.72	0.95	0.23
Sub Total	1,202,239	15.72	0.95	0.23

16.3.5.12	Chimenea 1

Mineable stopes are shown in Figure 16-17 and reported in Table 16-23. Reported tonnage and grade are diluted with a planned dilution of 25%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-17: Conceptually mineable stopes Chimenea 1

Table 16-23 Chimenea 1 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	166,232	49.47	2.15	0.03
Sub Total	166,232	49.47	2.15	0.03

Inferred	62,306	9.16	1.55	0.05
Sub Total	62,306	9.16	1.55	0.05

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 100

16.3.5.13	Chimenea 2

Conceptually mineable stopes are shown in Figure 16-18 and reported in Table 16-24. Reported tonnage and grade are diluted with a planned dilution of 17%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-18: Conceptually mineable stopes Chimenea 2

Table 16-24 Chimenea 2 - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	292,920	13.63	0.71	0.02
Sub Total	292,920	13.63	0.71	0.02

Inferred	312,256	25.10	0.96	0.04
Sub Total	312,256	25.10	0.96	0.04

16.3.5.14	La Increíble

Mineable stopes are shown in Figure 16-19 and reported in Table 16-25. Reported tonnage and grade are diluted with a planned dilution of 16%, planned dilution based on stope shapes and the in-situ resource block model.

Figure 16-19: Conceptually mineable stope La Increíble.

Table 16-25 La Increíble - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	-	-	-	-
Sub Total	-	-	-	-

Inferred	523,444	19.26	0.86	0.02
Sub Total	523,444	19.26	0.86	0.02

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 101

16.3.5.15	Step Out

Conceptually mineable stopes are shown in Figure 16-20 and reported in Table 16-26. Reported tonnage and grade reported are diluted with a planned dilution of 10%, planned dilution is based on stope shapes and the in-situ resource block model.

Figure 16-20: Conceptually mineable stopes Step Out

Table 16-26 Step Out - Economic envelope

Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
Measured	-	-	-	-
Indicated	-	-	-	-
Total	-	-	-	-

Inferred	89,804	11.99	0.68	0.01
Total	89,804	11.99	0.68	0.01

16.3.6	Mineral Inventory

The total mineral inventory by mineral resource category is given in Table 16-27 and Table 16-28.

The proposed mine schedule is based on these tonnages and grades, where indicated and inferred diluted resources represents 62.75% and 37.25% of total tonnage respectively.

Table 16-27 Economic Envelope – Indicated Resources

Zone	Ore body	Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
1	Bolivar West A	Indicated	2,803,005	28.09	1.05	0.00
2	Bolivar West B	Indicated	386,103	17.86	0.90	0.00
3	Bolivar NW1	Indicated	2,622,146	10.02	0.72	0.56
4	Bolivar NW2	Indicated	127,380	13.28	0.59	0.22
5	Bolivar NW3	Indicated	-	-	-	-
6	Bolivar NW5	Indicated	227,098	16.79	0.69	0.37
7	Bolivar NW6	Indicated	233,235	41.30	0.83	0.74
8	Bolivar NW7	Indicated	150,053	11.23	0.58	0.41
9	Bolivar ZN NW2	Indicated	77,771	25.96	0.35	0.18
10	1830	Indicated	-	-	-	-
11	El Gallo Inferior	Indicated	3,538,873	14.57	0.77	0.21
12	Chimenea 1	Indicated	166,232	49.47	2.15	0.03
13	Chimenea 2	Indicated	292,920	13.63	0.71	0.02
14	La Increíble	Indicated	-	-	-	-
15	Step Out	Indicated	-	-	-	-
Total		Indicated	10,624,816	18.30	0.84	0.24

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 102

Table 16-28 Economic Envelope – Inferred Resources

Zone	Ore body	Mineral Category	Tonnage	Ag (g/t)	Cu (%)	Au (g/t)
1	Bolivar West A	Inferred	272,582	16.67	0.77	0.01
2	Bolivar West B	Inferred	-	-	-	-
3	Bolivar NW1	Inferred	2,754,151	15.17	0.71	0.40
4	Bolivar NW2	Inferred	-	-	-	-
5	Bolivar NW3	Inferred	46,996	18.75	0.96	032
6	Bolivar NW5	Inferred	-	-	-	-
7	Bolivar NW6	Inferred	332,771	38.61	0.73	0.61
8	Bolivar NW7	Inferred	372,683	9.76	0.57	0.69
9	Bolivar ZN NW2	Inferred	208,953	35.59	0.32	0.79
10	1830	Inferred	129,172	44.86	1.48	0.57
11	El Gallo Inferior	Inferred	1,202,239	15.72	0.95	0.23
12	Chimenea 1	Inferred	62,306	9.16	1.55	0.05
13	Chimenea 2	Inferred	312,256	25.10	0.96	0.04
14	La Increíble	Inferred	523,444	19.26	0.86	0.02
15	Step Out	Inferred	89,804	11.99	0.68	0.01
Total		Inferred	6,307,357	18.29	0.79	0.57

Table 16-29 Mineral Inventory Distribution by Category

Mineral Category	Tonnage	Percentage
Measured	0	0.00%
Indicated	10,624,816	62.75%
Inferred	6,307,357	37.25%
Total	16,932,245	100.00%

16.4	Mine Design

Main accesses and ventilation raises were designed around the conceptually economic envelope obtained from the MSO evaluation. Pre-existing infrastructure was considered, and the following constraints were applied to the mine design:

•	Access ramps will have cross-sectional dimensions of 4.5 m x 5.0 m (width x height)
•	Access to mining areas will have cross-sectional dimensions of 4.5 m x 4.5 m (width x height)
•	Raises have a diameter of 3.0 m
•	Maximum ramp gradient of 12%

Redco calculate that 32,926 m of combined horizontal and vertical development meters are required to achieve the proposed mine plan (Table 16-30).

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 103

Table 16-30 Bolivar Mine – Development Meters Considered in the proposed mine plan

Item	Meters
Horizontal	30,673
Vertical	2,253
Total	32,926

New mine design distribution for each mine area is shown in Figure 16-21.

Figure 16-21 Mine design distribution mine workings and mineralized areas

16.5	Mine Schedule

16.5.1	Development and Production Schedule

Redco’s proposed development schedule extends over 10 years and is shown in Table 16-31. The development schedule considers 15 areas of the Bolivar mine, some of which have no existing development (listed in Table 16-32). Existing infrastructure was used and developed as far as possible in development planning.

Table 16-31 Development schedule

Item	Unit	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Horizontal Waste Development	m	5,070	5,262	4,271	3,227	3,262	2,976	2,439	2,056	1,807	304
Vertical Waste Development	m	512	611	290	203	197	140	117	86	97	-
Total	m	5,582	5,873	4,561	3,431	3,459	3,116	2,556	2,141	1,904	304

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 104

The proposed production schedule (Table 16-32 and Figure 16-22) is based on indicated and inferred resources estimated within conceptually economic envelopes following Redco’s MSO evaluation, considers the following assumptions and constraints:

•	Access ramps must be developed to stopes prior to their mining
•	Stopes of PMF in areas with pre-existing infrastructure can be exploited immediately
•	Maximum production rate of 5000 tpd
•	11-year life of mine

A total 18.65 Mt is scheduled in the proposed mine plan, 16.93 Mt of mineral and 1.72 Mt of waste throughout 11 years of mine life.

The maximum production rate of 5000 tpd would be achievable in year 4 of the production schedule (Figure 16-22).

The average grade of production scheduled is 0.82% Cu, 18.30 g/t Ag and 0.28 g/t Au. Contained metal is 137 kt of Cu 9,964 koz of Ag and 150.8 koz of Au.

Figure 16-22 Proposed Production Plan by Year

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 105

Table 16-32 Production Schedule

Item	Unit	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
PMF Mined	t	1,134,000	1,296,000	1,422,00	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	480,245	16,932,245
Waste Mined	t	285,487	296,785	239,626	180,984	182,865	166,596	136,543	115,010	101,232	16,930	-	1,722,056
Total Mined	t	1,419,487	1,592,785	1,661,626	1,980,984	1,982,865	1,966,596	1,936,543	1,915,010	1,901,232	1,816,930	480,245	18,654,301
Horizontal Waste Development	m	5,070	5,262	4,271	3,227	3,262	2,976	2,439	2,056	1,807	304	-	30,673
Vertical Waste Development	m	512	611	290	203	197	140	117	86	97	-	-	2,253
Cu (Mill feed)%		0.96	1.24	0.85	0.77	0.78	0.83	0.87	0.86	0.73	0.61	0.45	0.825
Cu (Mill feed)	t	10,937	16,065	12,124	13,920	14,052	14,997	15,748	15,491	13,176	10,967	2,160	137,477
Ag (Mill feed)	g/t	20.34	22.85	17.16	16.31	17.03	26.09	27.42	20.73	12.19	8.7	3.23	18.30
Ag (Mill feed)	oz	741,715	952,241	784,632	944,248	985,844	1,510,301	1,587,057	1,199,620	705,472	503,692	49,841	9,964,701
Au (Mill feed)	g/t	0.20	0.21	0.16	0.24	0.25	0.23	0.30	0.36	0.37	0.39	0.26	0.28
Au (Mill feed)	oz	7,142	7,748	7,413	13,895	14,441	13,072	17,088	20,859	21,664	22,490	4,045	150,856
Bolivar WA	t	56,716	159,181	340,585	226,877	169,780	364,449	444,623	480,375	469,094	363,907	-	3,075,587
Bolivar WB	t	-	-	20,472	19,318	48,110	26,976	71,830	137,583	61,814	-	-	386,103
Bolivar NW7	t	-	-	67,845	214,728	220,464	19,698	-	-	-	-	-	522,736
Bolivar NW5	t	-	-	22,742	61,343	56,200	44,371	42,442	-	-	-	-	227,098
Bolivar NW 1	t	-	-	98,094	157,731	141,390	287,102	417,705	1,088,846	1,269,092	1,436,093	480,245	5,376,297
Bolivar NW 3	t	-	-	6,719	24,454	15,823	-	-	-	-	-	-	46,996
Bolivar NW ZN2	t	-	-	26,016	42,342	43,042	42,886	84,435	48,003	-	-	-	286,724
Bolivar NW 6	t	-	14,555	36,421	46,600	103,269	102,409	260,256	2,496	-	-	-	566,006
Bolivar NW 2	t	-	-	18,984	102,736	5,661	-	-	-	-	-	-	127,380
1830	t	-	129,172	-	-	-	-	-	-	-	-	-	129,172
El Gallo Inferior	t	973,673	624,155	558,293	768,265	996,261	746,460	74,006	-	-	-	-	4,741,112
Chimenea 1	t	60,227	138,403	29,908	-	-	-	-	-	-	-	-	228,539
Chimenea 2	t	43,384	230,534	195,922	135,607	-	-	-	-	-	-	-	605,446
La Increíble	t	-	-	-	-	-	149,305	373,028	911	-	-	-	523,244
Step Out	t	-	-	-	-	-	16,342	31,676	41,785	-	-	-	89,804
PMF Mined	t/d	3,150	3,600	3,950	5,000	5,000	5,000	5,000	5,000	5,000	5,000	1,334
Waste Mined	t/d	793	824	666	503	508	463	379	319	281	47	-
Total Mined	t/d	3,943	4,424	4,616	5,503	5,508	5,463	5,379	5,319	5,281	5,047	1,334

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 106

16.6	Mining Equipment

Mine fleet requirements to support the proposed mine plan were calculated based on utilization, mechanical availability and loading factors published by manufacturers and the life of mine calculated by Redco for each equipment type (Table 16-33 to Table 16-36).

Table 16-33 Jumbo (development) performance calculation

Jumbo (Development) Face Parameters
Swell factor	30%	%
Density	2.75	t/m3
Swelled Density	2.1	t/m3
Height	4	m
Width	4	m
Perimeter	16	m
Area	16.0	m2
Volume	65	m3
Drill holes per face	60	drill hole
Drill hole Length (average)	4.5	m
Total Meters per face	270	m/blast
Drill hole Efficiency	90%	%
Effective advance	4.05	m
Tonnage per advance meter	44	t/meter
Performance
Drilled meters	270.00	m/face
Drills per jumbo	1.00	#
Instant drilling velocity	1.30	m/min
Drilling time	207.69	min
Drill change time	0.67	min/drill hole
Losses	0.50	min/drill hole
Total Average time change drill bits and scaler	5.00	min
Total drilling time	282.89	min
Equipment Spot Time	10	min
Total drilling time per face	4.88	hrs/face
Instant drilling performance	1,327.45	m/d
Mechanical availability	79%	%
Utilization	50%	%
Operational Factor	40%	%
Real drilling performance	525.7	m/d
Real drilling advance performance	8.8	m/d
Real drilling advance performance	3,154.0	m/y
Real drilling performance	385.5	t/day

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 107

Table 16-34 Jumbo (production) performance calculation

Jumbo (Production) Face parameters
Swell factor	30%	%
Density	3.7	t/m3
Swelled Density	2.8	t/m3
Height	30	m
Width	1.8	m
Perimeter	63.6	m
Area	54.0	m2
Volume	702	m3
Drill holes per face	10	drill hole
Drill hole Length (average)	14.45	m
Total Meters per face	144.5	m/blast
Drill hole Efficiency	90%	%
Effective advance	13.01	m
Tonnage per advance meter	7	t/meter
Performance
Drilled meters	144.50	m/face
Drills per jumbo	1.00	#
Instant drilling velocity	1.30	m/min
Drilling time	111.15	min
Drill change time	1.00	min/drill hole
Losses	6.06	min/drill hole
Total Average time change drill bits and scaler	7.00	min
Total drilling time	188.73	min
Equipment Spot Time	20	min
Total drilling time per face	3.48	hrs/face
Instant drilling performance	996.88	m/d
Mechanical availability	75%	%
Utilization	50%	%
Operational Factor	38%	%
Real drilling performance	373.8	m/d
Real drilling advance performance	37.4	m/d
Real drilling advance performance	13,457.9	m/y
Real drilling performance	2,489.7	t/day

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 108

Table 16-35 LHD (Scoop) performance calculation

Scoop 8yd3 Performance
Bucket capacity	8	yd3
Bucket capacity	16.8	t/bucket
Haulage distance	250	m
LHD Velocity (Loaded)	6.9	km/h
LHD Velocity (Empty)	5	km/h
Loading time	1.5	min
Dumping time	1.2	min
Travel time	5.17	min
Losses (5%)	0.39	min
Cycle time	8.27	min/cycle
Instant performance	122	t/h
Mechanical availability	85%	%
Utilization	76%	%
Loading factor	75%	%
Swelling factor	30%	%
Bucket Real Capacity	13.1	t/bucket
Real performance	61.2	t/h

Table 16-36 Truck performance calculation

Truck 30t Performance
Chute capacity	18.5	yd3
Chute capacity	30	t
Haulage distance	2000	m
Truck Velocity (Loaded)	8	km/h
Truck Velocity (Empty)	9	km/h
Loading time (cycle time scoop)	8.3	min
No. cycles to full load truck	1.7	Cycle
Total Loading Time	14.2	min
Dumping time	2	min
Travel time	28.3	min
Losses (5%)	2.73	min
Instant performance	47	t/h
Mechanical availability	79%	%
Utilization	74%	%
Loading factor	75%	%
Swelling factor	30%	%
Bucket Real Capacity	22.4	t/bucket
Real performance	13.7	t/h

The equipment profile required to achieve the proposed mine schedule is shown in Table 16-37.

Table 16-37 Equipment fleet profile

Equipment	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Jumbo (Development)	4	4	3	3	3	3	2	2	2	2	1
Jumbo (Production)	3	3	3	4	4	4	4	4	4	4	2
Scoop 8 yd3	4	5	5	5	5	5	5	5	5	5	2
Truck 30t	13	15	16	18	18	18	18	18	18	17	6
Personnel	88	98	103	122	122	121	120	118	117	112	30

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 109

16.7	Ventilation

A forced ventilation system is required to achieve the proposed mine plan. Redco calculated the airflow requirement for a forced ventilation system based on scheduled equipment and personnel usage throughout the life of mine.

Redco calculated peak air flows requirement for the life of mine based on the following assumptions ( mine. Table 16-38):

•	Each piece of operating mine equipment requires 100 cfm (0.06 m3/s per kW)
•	Each person operating in the mine requires 55 cfm (0.026 m3/s per person). For the purposes of air flow calculation Redco assumed a maximum of 122 people would be operational in the mine throughout the life of mine.

Table 16-38: Projected air requirements

Item	Count	Total Diesel Engine (HP)	Effective Utilization (%)	Personnel Requirement (cfm)	Equipment Requirement (cfm/hp)	Total (cfm)	Total (m3/s)
Truck	18	4140	74%		100	3,051	1.4
Jumbo Drill	8	809	50%		100	405	0.2
LHD	5	1171	76%		100	885	0.4
Personnel	122			55		6,710	3.2
Total						11,051	5.2

Ventilation requirements were calculated by year based on the life of mine (Table 16-39). Peak air flow requirements are reached in year 4 of the proposed mine plan, total requirements are considered with a 10% contingency some of which will be consumed with circulation losses.

Table 16-39 Air requirement per year [cfm]

Air requirement (cfm)
Equipment	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Jumbo (Development)	9.6	9.6	7.2	7.2	7.2	7.2	4.8	4.8	4.8	4.8	2.4
Jumbo (Production)	7.2	7.2	7.2	9.6	9.6	9.6	9.6	9.6	9.6	9.6	4.8
Scoop 8yd3	33.4	41.8	41.8	41.8	41.8	41.8	41.8	41.8	41.8	41.8	16.7
Truck 30t	104.1	120.1	128.1	144.1	144.1	144.1	144.1	144.1	144.1	136.1	48.0
Personnel	2.3	2.5	2.7	3.2	3.2	3.1	3.1	3.1	3.0	2.9	0.8
Total + 10%	172.2	199.2	205.6	226.3	226.3	226.3	223.7	223.6	223.6	214.6	80.0

The proposed forced ventilation system is based around the following components:

•	Fresh air is drawn in to the mine via dedicated ventilation raises to surface from upper levels of the mine (Figure 16-23)
•	Air is exhausted along access ramps.
•	Ventilation doors

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 110

Figure 16-23 General airflow schematic - Fresh air and exhaust air routing.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 111

17	Recovery Methods

The Piedras Verdes processing plant treats mineral produced from the Bolivar Mine, mineral is transported approximately 8.2 km to the plant in 14m3 trucks. Piedras Verdes operates between 15 and 18 hours a day 365 days a year (Figure 17-1). Processing rates currently average 3000 tpd.

Figure 17-1: Piedras Verdes - Process Flow Diagram

Piedras Verdes produces a copper concentrate with an insoluble copper content of <8%. Previously Piedras Verdes formerly produced a zinc concentrate, zinc is no longer recovered and associated equipment has been left idle. In 2016, Sierra Metals reported the recoveries of 81% Cu, 78.1% Ag and 52.1% Au at Piedras Verdes, recoveries of Cu and Au have since improved to 83% and 64% respectively (SRK, 2018).

With the aim of increasing throughput to 5000 tpd and improving metallurgical recoveries, Sierra Metals are working with Transmin consultants in various areas of investigation include:

1.	Improvements to the crushing circuit which include a complete overhaul of the installed conical and cone crusher as well as consideration to purchase mobile auxiliary crushers
2.	Reconditioning of existing ball mills and the introduction of a new 1200 HP ball mill (12.5’ x 16.0’) and associated hopper, hydro cyclones and pumps to increase milling capacity to 5,000 tpd.
3.	Conversion of a conditioning tank to be a flash flotation tank and the installation of a re-grinding circuit
4.	Complete overhaul of installed flotation tanks and the addition of new pulp level controllers
5.	Complete overhaul of thickening tanks and reconditioning of a plate press
6.	Design and construction of new filtered tailings dam to provide 5.4 years of tailings storage capacity when operating at 5000 tpd.

The total estimated CAPEX requirements to achieve the proposals listed above is $9.7 M for the processing plant and $4 M for the new tailings facility. Works at the processing facility will take three years to complete.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 112

Sierra Metals hired, Transmin to investigate areas of processing efficiencies and improvements to metal recoveries, the following areas are identified but are not considered in this PEA:

1.	Removal of fines ahead of primary crushing
2.	Introduction of magnetic separation
3.	Conversion of an idle conditioning tank to a flash flotation tank
4.	Introduction of a secondary milling circuit
5.	Union of milling outflow distribution to a single cluster of 10 hydro cyclones

17.1	Current Operation

Piedras Verdes Plant operates 365 days a year and processes approximately 3000 tpd (90,000 monthly) of mineral grading approximately 1.00 % Cu.

Mineral processing at Piedras Verdes consists of the following stages:

•	Crushing - A 2-stage crushing circuit operating in closed circuit with P80 equal to 10 mm in size
•	Grinding and Classification - Two ball mills operating in parallel in closed circuit with D-20 hydro cyclones that deliver a pulp with 45% less 200 mesh to the rougher flotation
•	Flotation - Flotation is carried out in two stages: Rougher-scavenger flotation using 300 ft3 cells, and cleaning-re-cleaning flotation in 100 ft3 cells, without re -grinding.
•	Thickening and Filtration - Disk filters are used to reduce the moisture content of concentrates to 12%.
•	Tailings Storage - Tailings are pumped to a conventional tailings dam (undensified), 78% of water is recovered from the tailings dam and is recycled to the plant.

Mineral reception and feeding

Mineral extracted from the Bolivar mine is trucked to a storage yard with capacity to hold approximately 25,000t of mineral. Front end loaders or excavators feed mineral to hoppers via a 24’ x 24’ static screen. A mobile rock breaker is used to ensure mineral passes through the screen before it reaches the hoppers that in turn lead to the primary crusher.

Crushing Circuit (capacity 4,000 tpd)

The crushing circuit currently operates between 15-18 hours a day, however, there is scope to increase this to 21 hours a day, a temporary shutdown to allow for a complete overhaul would be required before daily operation could be extended beyond 21 hours per day. Principle components of the crushing circuit include; a jaw crusher, two cone crushers and two screens.

Primary Crushing Circuit

An apron feeder transfers mineral from the coarse hopper to a static screen with 3” openings. Mineral over 3” is fed to a Stedman jaw crusher, size 30" x 42" with 125 HP engine. The closed side setting of the Stedman jaw crusher is set at 70 mm (approximately 2.75”).

Material that passes through the 3” screen is combined with the product of the Stedman jaw crusher and is fed through two double deck vibrating screens. The upper deck has rectangular 1" x 2" openings and the lower deck has 3/8" x 3/4" openings.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 113

Secondary and Tertiary Crushing Circuits

Material too large to pass through the upper deck of the vibrating screens is transported to a 400 HP Sandvik CH600 secondary crusher that operates with a 25 mm closed side setting (approximately 1”). Material that is too large to pass through the lower deck of the vibrating screens (greater than ⅜"x ¾") is belt fed to a METSO HP-300 cone crusher (tertiary crusher) with a closed side setting is regulated to ⅜” (approximately 9.5 mm).

Processed mineral discharged from the secondary and tertiary crushers is closed circuit, oversized material is recycled back to the beginning of the circuit.

The Sandvik CH600 crusher has reached the end of its useful life and Sierra Metals has budgeted for its replacement. Sierra Metals have budgeted for a complete overhaul of the Metso HP300 crusher.

Sierra Metals calculate that with replacement of the Sandvik CH600 crusher and the overhaul of the Metso HP300 that the crushing circuit at Piedras Verdes could operate at up to 5,500-6,000 tpd.

Final crushed product is belt fed to four hoppers with a combined storage capacity of 1000 t.

Milling and Classification (Current Capacity 3,000 tpd)

Mineral crushed to ⅜” (approximately 9.5 mm), is belt fed to the milling and classification circuit which operates in closed circuit with hydro cyclone classification. Classified product leaves the milling circuit with between 40-45% <200 mesh, equivalent to a P80 of 250 microns.

Milling Stage

The milling circuit consists of a parallel circuit of two rubber lined Dominion ball mills. Each ball mill is 9.5’ across and 14’ long and is powered by a 600 HP motor. Each mill has its own discharge box and individual hydro cyclone classification system.

Water is added to mill feed to maintain a solid load between 70 and 75%. The milling media used is 3” diameter balls, wear on the media is approximately 1.5 kg per tonne of mineral that enters the mills. Circulating loads vary between 150 to 200%, which is below the desired optimum range of 300 - 350% to maximize the use of the energy of the milling charge as an optimization opportunity.

Classification

Each mill operates with two active hydro cyclones, one with 20” and another of 26” chamber diameter, a spare hydro cyclone shared between the two mills is available to cover periods of maintenance. Currently the D-20 is operated with a 4” vortex and 3” apex. The diameter of cut D50 of the hydro cyclone ranges between 140 and 190 microns.

Cyclone pump, each mill has two Warman 8" x 6" pumps. The power of the installed pump is 75 HP and the working pressure in the classification is around 12 PSI.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 114

Flotation

Three banks of cells for rougher-scavenger flotation are installed at Piedras Verdes, two of these banks are currently active, the third bank requires overhauling before it can be brought back online.

A 10’ conditioning tank was previously used to depress sphalerite from the combined overflow material produced from the milling circuit. Zinc grades have significantly reduced recently, and the conditioning tank is no longer needed for zinc depression. Sierra Metals will adapt this tank for use as a flash floatation cell, when this adaptation is complete the 10’ tank will become the first rougher cell, significantly alleviating the flotation and improving the residence time for a future expansion.

Rougher-Scavenger Circuit

The rougher-scavenger stage consists of three banks of 300 ft3 Denver cells each bank consists of three primary rougher cells, three secondary rougher cells and two scavenger cells. Scavenger tailings are gravity fed to the tailings dam. Rougher primary and secondary concentrate progresses to the cleaner-recleaner circuit while concentrate from the scavenger cells returns to the secondary rougher.

Cleaner-Recleaner Circuit

The cleaner-recleaner circuit consists of two 300 ft3 Denver cells for cleaning and four 100 ft3 Denver Sub-A cells for recleaning Recleaner (as second and third cleaning). Cleaner concentrate feeds the recleaner cells and the recleaner concentrate of the final two recleaner cells forms concentrate with 25% copper and 8% insoluble copper.

Recleaner tails return to the Cleaner stage and the Cleaner tails return to the Rougher II, establishing the circulating charge that controls the quality of the concentrate to the release delivered by the primary mills.

Reagents

The natural pH in the flotation is 8.5 and lime is not needed to control pH levels.

At the head of the Rougher Flotation S-7583 collector is used by Cytec (previously used isopropyl sodium xanthate) and foaming agent CC-1065. Additional collector is added at the Scavenger flotation stage.

At the head of the Cleaner flotation stage, foaming agent CC-1065 at a dosage of 10 ml/min is added. No collector is used, the pH generally does not change (Table 17-1).

Table 17-1: Reagent Use in Flotation Circuit

Reagents addition Point	Cu Collector S-7583 Cytec	Foaming CC-1065 glycol
Rougher I y Rougher II	33%	33%
Scavenger Head	33%	34%
Cleaner Head	34%	33%
Total (100%)	55 g/t	35 g/t

S-7583 is a mixture of dithiophosphate with aerofin that helps the recovery of precious metals. The foaming agent is of the glycol type to help lift coarse particles.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 115

Concentrate Filtration and Drying

A 10’ x 14’ EIMCO drum filter is used for concentrate filtration prior to drying in two rotary furnaces which reduce concentrate humidity to less than 9%. The rotary furnaces are heated by liquid gas, liquid gas consumption is approximately 4000 l/d. Furnaces rotate at 5 rpm and are inclined 6 degrees.

Concentrate Transportation

Dried concentrate with 9% humidity, or less, is transported in closed gondolas to an intermediate stockpile in Bahuichivo, Chihuahua, 100 km from the mine, from Bahuichivo concentrate is trucked to the port of Guaymas on the west coast of Mexico (460 km).

17.2	Plant Expansion to 5000 tpd.

Sierra Metals have defined numerous adjustments required to achieve a processing throughput of 5000 tpd. Sierra Metals have also used Transmin to identify areas where mineral processing can be improved.

Much of equipment required to achieve 5000 tpd is installed but idle and, subject to an overhaul, can be brought back online.

Sierra Metals estimate that the Capital Requirements (CAPEX) to expand the processing capacity of Piedras Verdes to 5000 tpd, including 35% contingency is $9.6M (Table 17-3).

Crushing

Sierra Metals determined that with a complete overhaul of the Sandvik CH600 and Metso HP300 crushers the crushing circuit could theoretically process up to 5500 tpd operating 21 hrs/day, more than the current 15 to 18 hours of daily operation.

Sierra Metals recognise that operating the crushing circuit 20 hrs/day will negatively impact operational availability. To mitigate this risk Sierra Metals are considering the purchase of a METSO Locotrack-96 portable jaw crusher and a METSO Locotrack-1016 portable conical crusher to ease the burden placed on the installed crushers.

The use of mobile crushers will increase the available crushing capacity without the need to increase daily operating hours. This option allows for regular preventative maintenance of the installed crushers and does not require the civil engineering work ahead of installation of a fixed crusher option.

A further option to increase crushing capacity is the installation of a further fixed crusher such as a METSO HP400 in place of the HP300. This option has a CAPEX requirement similar to the cost of using mobile Locotracks, but with the disadvantage that the crushing operation will need to be temporarily halted to allow the reinforcement of the foundations and structures.

Grinding and Classification

The installation of a third ball mill installed in parallel with the two currently in operation is required to increase the grinding circuit capacity to 5000 tpd. A 14’ wide and 16’ long mill powered by a 1200 HP motor is considered by Sierra Metals to achieve 5000 tpd grinding capacity, this mill would have an additional motor on standby.

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The third ball mill would operate in closed circuit with a nest of 3 hydro cyclones used for classification, a further hydro cyclone will be kept on standby as backup for periods of maintenance.

Table 17-2 shows the suggested upgrades to the grinding and classification circuit required to reach the target tonnage of the expansion:

Table 17-2: Proposed Upgrades to Grinding and Classification Circuit

Case / TPD	Quantity	Mill Size	Fed Mill micron	% Critical velocity	% balls	HP Engine installed	% of HP used	Product P80 Mill
Case Base / 2800	2	9.5’ x 14’	7690	70	25	600 HP	78	187 µm
Case 1 / 2900	2	9.5’ x 14’	7641	70	35	600 HP	92	150 µm
Case 2 / 3290	2	9.5’ x 14’	6000	70	35	600 HP	94	150 µm
Case 3 / 4600	2	9.5’ x 14’	6000	72	35	600 HP	94	150 µm
New mill / 2665	1	14.5’ x 16’	7641	72	35	1200 HP	81	150 µm
New mill + Case1/ 5565	3	14.5’ x 16’ 9.5’ x 14’	7641	72	35	2400 HP	86	150 µm
Case5(new mill) / 2750	1	14.5’ x 16’	6000	72	35	1200 HP	81	150 µm
Case2+Case5 / 6040	3	14.5’ x 16’ 9.5’ x 14’	6000	70/72	35	2400 HP	88	150 µm
Primary Milling Secondary Milling	2 1	9.5’ x 14’ 14.5’ x 16’	6000 580	72 72	35 25	1200 HP 1200 HP	81 92	150 µm

Flotation

Flotation capacity can be increased to 5000 tpd with the reintroduction of a currently idle bank of Denver flotation cells, the reintroduction will require a complete overhaul of the idle.

Sierra Metals are also considered the introduction of automized foam level controllers.

Sierra Metals are also considering the converting an idle conditioning tank for use as a flash flotation and the addition of a secondary milling circuit. The flash conditioning cell would be used to extract sub optimally ground particles for additional grinding in a newly installed secondary milling circuit. Transmin calculate that flash flotation and the introduction of a secondary milling circuit will improve flotation efficiency. Flotation pulp is currently operating at 38% solids when the recommended upper limit is 35%.

Separation Solid/Liquid

Piedras Verdes currently has two thickening tanks installed (1 x 40’ and 1 x 50’), one of these tanks is currently operational, combined these tanks offer sufficient capacity to thicken concentrate production anticipated from a 5000 tpd throughput. A complete overhaul of both thickening tanks would be required prior to increasing production.

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A 10’ x 14’ EIMCO drum filter is currently used for concentrate filtration. A JWI plate filter (20 x 0.75 x 0.75 m plates) is installed at the plant but is currently idea, subject to a complete overhaul this plate filter combined with the drum filter could handle anticipated concentrate filter requirements.

Detailed calculations have not been completed to determine the vacuum requirements for the filtration requirements of concentrates associated with a 5000 tpd throughput. Sierra Metals are considering the purchase of a Nash vacuum pump that would provide a pressure of not less than 14 inches of mercury.

Table 17-3: Capital Requirements to Extend Processing Capacity to 5000 tpd

Item	Description	Cost $
1	Sandvik CH600 complete overhaul and relocation of feed chute	Completed
2	Metso HP300 corrective maintenance including hydraulic lubrication system	In progress
3	Vibrating screen cloth change (6x16 Terex/Deister) and conveyor belts adjustments	150,000
4	Purchase 12.5 x 16 Ball Mill-1250 HP with liners, feed spout, trommel discharge box	completed
5	1000 MT ore bin mill feed	250,000
6	Cyclone cluster, hydro cyclones, pumps and boxes	150,000
7	Flash flotation cell installation, Row 1-2-3	150,000
8	Pulp level control – Rougher flotation Row 1	Completed
9	Pulp level control / Rougher Flotation Rows 2-3	80,000
10	Row 3 flotation cell maintenance and installation of new cells	150,000
11	40ft dia. 50ft Día thickener maintenance including rake control	In progress
12	Filter plant maintenance (disk filters, drum filter, filter press, vacuum pump and dryers(	In progress
13	Improvements Assay Lab and Metallurgical Lab.	150,000
14	Metso HP400 or Locotracks (02)	600,000
15	Implementation of Micronics Filter Plant and starter dam	5,000,000
16	Magnetite Project	450,000
	Contingencies 35%	2,475,500
	Total (outstanding CAPEX requirement)	$9.6 M

Tailings Management

In line with the proposed mine plan, Flopac consultants defined a detailed plan to increase storage capacity until end of 2019, and Anddes consultants defined a staged, 10-year tailings management plan for the Property (Anddes, 2018), this plan is costed at $5M and considers:

•	Storage of filtered tailings in a non-lined tailings storage facility
•	The long-term facility would have a 36-hectare footprint and would be developed over the existing tailings storage facility, the facility would not interfere with existing operations and will not require the relocation of facilities (camp, processing plant etc...)
•	Assuming a density of 1.9 t/m3 and a production rate of 5000 tpd a storage capacity of 21.6 Mt is required to meet proposed tailings production (2018 to 2030). 2018 to 2020 3000 tpd throughout and 2020 to 2030 5000 tpd.
•	The design proposed by Anddes has capacity to store 14 Mt, 7.6 Mt less than projected requirements, this is the equivalent of 4.2 years of operation at 5000 tpd.

Sierra Metals have begun construction of the starter dam, the first stage of the new tailings storage facility and they expect the first stage of increased storage to be available by mid-2020.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 118

18	Project Infrastructure

Section 18 of this Report has been excerpted from the previous NI 43-101 Technical Report on the Bolivar Mine, prepared by SRK (Consulting U.S., Inc), dated June 28, 2018 and is shown in italics. Standardizations and modifications have been made to suit the format of this report and to reflect any changes implement subsequent to the completion of the Report.

The Project has fully developed infrastructure including access roads, a 329-person camp that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility, and water storage reservoir and water tanks. The site has electric power from the Mexican power grid, backup diesel generators, and heating from site propane tanks. The Project is fully functional and built out for the currently producing mine and mill. General facility locations for the Project are shown on Figure 18-1.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 119

Bolivar Northwest
Increible
10000 N
Mine Offices
Military Camp
Mine Access
Step Out
Bolivar West
El Gallo Inferior
Mine Access
9000 N
El Gallo Superior
Mine Camp
Surface Warehouse and Shop
Fresh Process Water Dam and Storage
8000 N
Surface Roads
7000 N
Piedras Verdes Mill
6000 N
Tailings Storage Facility
5000 N
9000 E
10000 E
11000 E

Source: SRK, 2017

Figure 18-1: Bolivar - Location of General Facilities

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18.1	Access and Local Communities

Access to the Bolivar Mine is by paved road approximately 305 km southwest from Chihuahua and then approximately 80 km by all-season gravel roads to the villages of Cieneguita and Piedras Verdes adjacent to the Project.

The Project is located near several small communities namely Cieneguita Lluvia de Oro (population 1,000), Piedras Verdes (population ~500), and San José del Pinal. The Project is approximately 5 km southeast of the small Ejido community of Piedras Verdes with the offices and camp known as Loma Café located about 2 km to the southwest of Piedras Verdes. The community of Piedras Verdes supports the mine by providing potable water, trash collection and disposal in the nearby Cieneguita landfill, and transportation for construction materials including sand and gravel. The water is supplied by two local springs.

The camp supports the 329 workers and contractors. The majority of the project staff live outside the local area in regional cities of Delicias, Parral, Chihuahua, Durango, San Luis Potosi, Creel, Torreon, and Sonora, and Mexico City. The company provides transportation in busses and vans from transfer locations in the City of Chihuahua, approximately seven hours’ northeast of the project and from the community of Choix, Sinaloa approximately five hours to southwest. Crew changes occur on Tuesday and Wednesday each week. Personnel living in the region work six days with one day off, usually on Sunday. Personnel living outside the region work 14 days followed by seven days off. Personnel are work one of two shifts per day, 7:00AM to 7:00PM or 7:00PM to 7:00AM.

The camp is located 2.7 km from the Bolivar Mine, and at 8.4 km from the Piedras Verdes processing plant site. The company provides transportation from the camp to the mine or mill in four busses.

18.2	Service Roads

The site has developed and functioning gravel service roads that access the mine portals, water storage reservoir, camp, and process facilities. The roads between the mine and processing plant are used daily by the fleet of contract trucks that move rock/material from the run-of-mine (ROM) pads to the processing plants.

18.3	Mine Operations and Support Facilities

The mine is accessed through various portals as described in Section 16. The mine operation is supported by the newer mine camp with rooms, change house facilities, and cafeteria. The mine office is located at the portal to the Bolivar mine. There are two mine related surface maintenance facilities. The first is a mine maintenance facility at the portal of the Bolivar mine. An additional facility is located near the portal accessing the El Gallo Inferior ore body. A third additional facility to service surface equipment and to provide storage is located at the mill area. The mine infrastructure includes a compressed air system, located at the main portal to the Bolivar Mine, with compressors and receiving tanks that supports the underground operations. Refuge chambers are located in various sections of the underground mine. There are small functional shops underground to support minor equipment repairs and servicing. A medical building is located at the portal to the Bolivar mine. A photograph of the mine maintenance shop is provided in Figure 18-2. Explosives storage for powder and primers is located in a controlled area located remotely from site.

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Figure 18-2: Bolivar General Facilities Location

18.4	Process Support Facilities

The processing area has a security shack, administrative offices, truck scales, electrical shop, maintenance shop, fuel storage, smaller camp and cafeteria, and the processing facilities as described in Section 17. Figure 18-3 shows an aerial view of the site. A photograph from the hill above the processing plant shows the location of the tailings storage area toward the right centre of the picture (Figure 18-4).

Figure 18-3: Bolivar Aerial View of the Processing Plant

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Figure 18-4: Piedras Verdes Processing Plant (looking south)

18.5	Energy

18.5.1	Propane

The site uses propane for general heating and heating of water in the camp. A local supplier, Equipos Y Gas de la Sierra from Guazapares provides the fuel in 10,000 kg tanker trucks every 15 days. The 2017 cost of propane is US$12.50/kg. The propane is stored in several tanks on the Project site. Table 181 summarizes the tanks with their location and capacities.

Table 18-1: Propane Tank Location and Capacities

Tank Location	Capacity	Units
Piedras Verde Plant	4,000	L
Piedras Verde Plant	5,000	L
Camp - Module I	5,000	L
Camp - Module L	135	kg
Camp - Module L	500	kg
Camp - Module N	135	kg
Camp - Module S	500	kg
Camp - Module D	1,000	kg
Laundry	135	kg
Cafeteria	5,000	kg

Source: Sierra Metals, 2018

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The propane use in 2016 and 2017 us summarized in Table 18-2 . The average 2017 consumption is approximately 6,000 L/m down 8% from 2016. An additional 85,000 L was used at the camp in 2017 bringing the total 2017 use to 157,107 L.

Table 18-2: Propane Consumption at the Piedras Verde Plant by Year

Month	2016 (L)	2017 (L)
January	7,945	5,347
February	7,425	6,537
March	6,589	6,612
April	5,549	5,465
May	4,325	5,543
June	4,670	6,342
July	5,412	7,265
August	6,530	7,052
September	7,560	6,023
October	6,480	5,423
November	7,750	5,512
December	7,800	4,986
Total	78,035	72,107

Source: Sierra Metals, 2018

18.5.2	Electrical Power Supply and Distribution

Power to the site is supplied by high voltage power supplied through the Comisión Federal de la Electricidad (CFE), the state-owned utility through a 33kV power line. The Project has a substation that feeds the mine and processing plant through a secondary distribution line. The connected load on site is approximately 4 MW. The system operates at a typical load of 2 MW. Backup generation is provided for the mine and processing plant with a diesel-powered generator set. The backup generator, with a capacity of 2,000 kVA is located at the processing plant location. Figure 18-5 shows the monthly power consumption for January 2016 to November 2017 as a representation of the use. The plant uses approximately 78% of the total with the mine using the remainder. Electricity has varied in unit cost averaged approximately US$0.06/kWh in 2016 and US$0.08/kWh in 2017. The monthly cost for electricity averages US$137,000.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 124

Source: Sierra Metals, 2018

Figure 18-5: Monthly Power Consumption

18.5.3	Fuel Storage

The site has diesel storage tanks on site that supply fuel for the mine underground and surface equipment as well as the backup generators. The fuel is restocked approximately every three days by with a 10,000 L tanker truck by a local vendor, Nuevo Terrazas Delicias Chihuahua from Cuauhtémoc Chihuahua. The tank storage and capacity is summarized in Table 18-3. The average price per liter for diesel and gasoline was MXN$14.52/L and MXN$13.62 respectively in July 2017.

Table 18-3: Fuel Tank Storage and Capacity Summary

Location	Tank	Quantity	Type (units)
Mine Storage	Workshop Tank	10,350	Diesel (L)
	Mine Tank	9,700	Diesel (L)
	Mine Tank	5,510	Gasoline (L)
Plant Storage	Processing Tank 1	4,500	Diesel (L)
	Processing Tank 2	4,500	Diesel (L)
	Processing Tank 3	2,000	Diesel (L)

Source: Sierra Metals, 2018

18.6	Water Supply

18.6.1	Potable Water

Potable water for use at the camp is supplied by the community of Piedras Verde from local springs through the local water utility piping at a rate of 40,000 to 50,000 L/d. The plant uses approximately 2,700 L/d of potable water.

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18.6.2	Process Water

The supply water for the processing plant is supplied from a nearby Pierdras Verdes dam, owned by Dia Bras. The reservoir has a capacity of 1.5 Mm3 and can meet the plant makeup water requirement of approximately 123,000 m3/month (based on 2015 usage) or 92,200 m3/month for nine months of 2016. The water is pumped from a pump house at the reservoir to an interim 1 Mm3 water tank located near the reservoir. The water tank then supplies water via a pipeline to a processing plant storage tanks with a capacity of 500,000 m3 approximately 1,800 m to the south. A photograph of the reservoir is shown in Figure 18 8.

Currently available water supply is sufficient to meet projected water needs of proposed mine plan

Source: SRK, 2017

Figure 18-6: Piedras Verdes Reservoir

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The site water usage for 2017 is summarized in Table 18-4. Approximately 53% of the total process water is recycled. In 2017, the process plant used approximately 1.02 m3/t processed makeup water out of the total 2.16 m3/t of ore processed.

Table 18-4: Title Site Water Use (2017)

Month	Fresh Water (m3)	Recovered Water (m3)	Consumed Water (m3)	Tonnes Milled (t)	Water Use per Tonne Processed (m3/t)
January	86,476	94,182	180,659	85,620	2.11
February	80,163	93,394	173,557	77,828	2.23
March	80,526	89,383	169,909	80,526	2.11
April	78,234	86,509	164,743	75,225	2.19
May	56,061	63,989	120,051	56,628	2.12
June	58,030	69,637	127,667	61,085	2.09
July	70,629	83,601	154,230	72,070	2.14
August	75,132	78,889	154,020	75,132	2.05
September	77,203	87,558	164,761	76,137	2.16
October	80,252	87,895	168,147	76,431	2.20
November	86,542	94,409	180,951	78,674	2.30
December	75,475	79,069	154,545	71,881	2.15
Total	904,724	1,008,515	1,913,239	887,237	2.16

Source: Sierra Metals, 2018

18.7	Site Communications

The site is equipped with a satellite communications system, including telephone and internet that allows communications between the plant and office facilities. A radio system is also in use. The mine has hard line telephone service.

18.8	Site Security

The site has a separate security force of approximately 12 people, there are typically four people on each crew. Additionally, there is a Mexican Army base located in close proximity to the Project site. The mine site guard house is located at the entrance to the Bolivar Mine. The processing site guard house is located near the scales at the processing plant.

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18.9	Logistics

The copper concentrates are loaded in 18 t trucks and shipped by road to the port at Guaymas. The concentrate is sold FOB port. The Project produced 30,555 t of concentrate in 2015 (approximately 2,500 t/m). During the first nine months of 2016, concentrate totaled 22,652 t. The 2016 average per month is approximately 2,500 t/m.

The copper concentrate is sampled and placed in a shipping truck, weighed and then covered by a tarpaulin and then shipped 530km, approximately 10 hours one way, through Bahuichivo to the port of Guaymas. Figure 18 9 shows the trucking routes to Guaymus.

All other materials required for the Project are shipped to the site via the road system by truck.

Figure 18-7: Copper Concentrate Trucking Routes

18.10	Waste Handling and Management

18.10.1	Waste Management

The site has septic systems to handle wastewater and sewage. The septic system is pumped on a quarterly basis. Trash, as previously mentioned, is hauled to the landfill at Cieneguita.

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18.10.2	Waste Rock Storage

The site has minimal waste rock storage needs as the majority of the underground waste is stored underground. What little waste that comes to the surface is placed in the permitted storage areas.

Sierra Metals indicate that waste rock storage is sufficient to support the proposed mine plan.

18.11	Tailings Management

18.11.1	Existing Tailings Facility

The existing tailings storage facility (TSF) has been in operation since the Piedras Verdes mill was commissioned in late 2011. The existing TSF1 and TSF2 can be seen in Figure 18-8 along with expansion areas, TSF3 through TSF5, adjacent to the existing facility.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 129

Source: Dia Bras, 2017

Figure 18-8: Active Tailing Area Location

The tailings management plan at the Bolivar Mine includes placement of tailings in a number of locations. The principal storage facility is TSF1. The site utilized the capacity in TSF2 and TSF3 in 2017. The remaining capacity in TSF1 is as contingency capacity. The TSF4 tailings placement is at capacity and operational modifiations are ongoing to add additional capacity to the existing TSF facilities (TSF1 through TSF4). The new system is discussed in Secion 18.11.2.

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In general, the existing tailings facility were operated by moving the tailings from the processing plant via pipelines to holding cells on the tailings area near the leading edge of the embankment. Water was drained to the back of the facility (closest to the plant). The multiple cells allow the tailings to drain while new tailings are placed in the next cell. Once drained, the higher density material is moved to the front of the embankment to build the next lift embankment with mobile equipment (excavator and dozer). The construction method is known as “upstream construction.” The sequence repeats from the front of the embankment across the TSF until the next lift is prepared to raise the TSF to the next level. A sump exists at the bottom of the tailing facility that captures any seep or runoff water and is returned for use at the processing plant. Figure 18-9 shows the dewatering cells and the general shape of the TSF operational area.

Source: Dia Bras, 2017

Figure 18-9: Active Tailing Operation

The existing permitted facility had been inspected by Burō Hidrōlogico Consultoría in 2016 and recommendations were made to modify the slopes to 30° maximum and provide 4 m benches. SRK has summarized the findings in this section and it does not take any design responsibility since SRK is not the “Engineer on Record” for the design or inspection. Additional work suggested was to maintain a drainage channel to keep water off the edges of the TSF, clean up and reestablish the edges of the TSF on solid rock, address erosion, and add cover over a pipe under an access road. Additional items were identified later in 2017 that continue to be addressed. Dia Bras provided survey data showing the slope corrections and these can be seen in the photograph in Figure 18-10. The design parameters and as-built can be seen in Figure 18-11.

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Source: SRK, 2017

Figure 18-10: Photograph of the Active Tailings Area

Source: Dia Bras, 2016

Figure 18-11: Existing Tailings Grade and Survey

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Increased tailings storage capacity is essential to realizing a sustainable throughput of 5000 tpd. Anddes are engineering a tailings storage solution which is projected to add 14MT of dry stack storage capacity by December 2020. Final plans on a first stage starter dam will be defined by Q3-2019, construction of this first phase is expected to be completed by December 2019.

Initial costing by Sierra Metals indicate that the new dry stack tailings facility will cost $4 M.

Table 18-5: Tailings Cost Estimate

Existing capacity Flotation tails 3000 tpd	Future capacity Filtered tails 5000 tpd
Cell 1-2-3 400,000 m3 Cell 4-5 172,229 m3 Total 572,229 m3 Date January 2020	Micronics Filter Plant 3Q-2019 Basic Eng. Design 3Q-2019 Starter dam (Anddes) Dec-2019 Capacity (14Mt) Dec-2027 Fe3O4 project Dec-2029
Bolivar’s OpEx CapEx (2018) $1.4M CapEx (2019) n.a.	Estimated OpEx 1.0 $/t CapEx (Micronics) $4.0M(*) Fe3O4 project $0.45M
Contingency 0	Contingency 0

(*) internal cost estimate (2018)

18.11.2	Tailings Facility Expansion

Dia Bras has contracted with Burō Hidrōlogico Consultoría and JDF Construction Mineras SA de CV (JDF) for the geotechnical evaluation, design, costing and construction of a TSF expansion program that allows the processing of ore beyond the reserves stated in this report. The current status and planned sequence of expansion is described in this section. TSF5, also known as “Cañada 2” is in development with ongoing studies to prepare it for deposition in 2018.

Burō Hidrōlogico Consultoría, in June 2016 and further analysis in 2017, prepared an analysis of the watershed, including rainfall analysis, and completed a review of the geology in the area in Figure 18-12 shows the area under study by Burō Hidrōlogico Consultoría. The existing TSF can be seen on the right.

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202500
202750
203000
203250
2996500
2996250
2996000
2995750
2995500
N
S
E
W
Planta Piedras Verdes
Actual Depósito de Jales
Nuevo Depósito de Jales
EXMIN
Resources Inc
SIMBOLOGIA
Actual Depósito de Jales
Nuevo Depósito de Jales
Planta Piedras Verdes
Arroyo de los Trigos
Escurrimientos
USA
Chihuahua, Chih.
México
SONORA
Chihuahua, Chih
CHIHUAHUA
Planta Piedras Verdes
"Localización del
Sitio de Estudio"
Kilometros

Source: Burō Hidrōlogico Consultoría, 2016

Figure 18-12: View of Burō Hidrōlogico Consultoría Study Area

Figure 18-13 shows the location of the TSF expansion areas, the location of a New TSF to the west, and the location of additional infrastructure.

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Figure 18-13: Overview of TSF Expansion Locations and Infrastructure

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As part of the overall management plan, the site is also installing infrastructure to recover additional process water and reduce the water content of the final tailings. Current tailings are approxmiately 40% solids. Process tailings are delivered from the plant to a thickener via pipeline. The 60% solids tailings from the thickener will be placed, via pipeline, in TSF4.

Three filter presses have been purchased by Dia Bras. Installation of these filters is planned for completion in 2018. Two of the three filters will operate at any given time with the third filter on standby or under maintenance. Following the installation and commissioning of the thickener and filter presses, the final tailings from the Bolivar Mine will consist of 85% solids. This dry-stack material will be placed in the remainder of TSF4 and TSF5 via a conveyor after the conveyor is installed. The conveyor is planned for completion by February 2018. TSF4 and TSF5 will provide capacity to mid 2019.

Expansion beyond TSF5 will consist of the construction of the New TSF, as shown in Figure 18-3 located to the west of TSF5. This facility, when complete, will provide capacity to 2025. Dia Bras has calculated the 2025 total TSF capacity assuming 4,000 t/d ore production from Piedras Verdes.

In summary, tailings consisting of approximately 40% solids will be placed in conventional tailings storage facilities (TSF1-TSF3) were completed in 2017. Thickened tails (60% solids) were placed in TSF4 in 2017. Dry-stack tails will be placed after February 2018 in TSF4 and TSF5. Expansion around the main TSF, in TSF1-TSF5, will be utilized until mid 2019 when dry stack tailings will be placed in the New TSF to located just to the west of the existing facility.

All permits are in place for TSF1 through TSF5. Additional permitting will be required for the New TSF. Dia Bras allocated US$1 million in 2018 and US$3 million in 2019 for TSF expansion civil works.

SRK recommends that the site continue its project efforts to complete the installation of the remaining TSF support systems. Ongoing challengesFigure 18-3 with the existing TSF capacity will necessitate ensuring that all required detailed designs are completed and permits are in place for successful operation of the TSF4 “Cañada 2”, expansion of the existing TSF options, and the New TSF located to the west of the existing facility. An analysis of utilizing tailings as backfill in the mine should be carried out, and a trade-off study should be completed to optimize the size of the New TSF to confirm it will meet the LoM requirements.

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19	market studies and contracts

Bolivar is an underground mining operation producing commercial quality copper concentrate containing payable amounts of copper, silver and gold. Día Bras currently holds a contract for the sale of its concentrate. The contract was reviewed by SRK and its terms were included in the technical economic model. The terms appear reasonable and in line with similar operations SRK is familiar with.

The metals produced from the Bolivar concentrate are traded on various metals exchanges. Metal prices were provided by Sierra Metals and have been derived from January 2017 BMO Capital Markets Street Consensus Commodity prices. In SRK’s opinion the prices used are reasonable for the statement of mineral resources. The metal price assumption is presented in Table 19-1.

Table 19-1 Metal Prices

Commodity	Value	Unit
Au	1,283	$/oz
Ag	18.30	$/oz
Cu	2.43	$/lb

Source: Sierra Metals, 2017

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20	enviromental studies, permitting and social or community impact

20.1	Environmental Studies and Background Information

SRK’s environmental specialist did not conduct a site visit of the Bolivar Mine. As such, the following information is predicated on a review of available documentation and direct communications with the operator.

The Bolivar Mine consists of a 2,400 t/d underground Cu, Ag and Au mining operation. The mined material is transported 5 km to the 3,000 t/d Piedras Verdes Mill. The mine is located within 14 contiguous mineral concessions covering a total of 6,800 ha. The Bolivar Mine, Piedras Verdes Milling operation and the 14 concessions (the Project) are owned by Sierra Metals through its ownership of the various operating entities. Until December 2012, Sierra Metals was formerly named DIA BRAS Exploration Inc.

Limited data and documents were available for the project. Those that were provided for review have not been officially or completely translated, and SRK was obliged to employ electronic translation software to convert many of them from the native Spanish, thus limiting the efficiency of the review. In addition, several of the documents were conceptual or only available in draft form and may not accurately reflect the final design conditions of the facility.

20.2	Environmental Studies and Liabilities

Detailed information regarding environmental studies related to the Bolivar Mine was not made specifically available for this assessment. Based on communications with representatives from Día Bras, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves.

From previous assessments (Gustavson, 2013), known environmental liabilities include unreclaimed exploration disturbances (i.e., roads, drill pads, etc.) and small residual waste rock piles from historical mining operations.

As observed by SRK personnel during the site visit, dust emissions generated because of haulage traffic from the mine to mill could become an issue with several adjacent landowners in the future. Development of a mitigation plan prior to any regulator involvement is recommended.

20.3	Environmental Management

20.3.1	Tailings Disposal

The current tailings disposal facility has capacity until mid-2019. Dia Bras intends to build additional tailings capacity concurrent with mine operations. The expansion will require additional permitting effort.

20.3.2	Geochemistry

Geochemical characterization of the Bolivar Mine tailings has been conducted annually by a qualified third-party laboratory in Mexico as part of the monitoring and reporting requirements of NOM-141- SEMARNAT-2003. The testing includes leach testing for metals and acid-base accounting (ABA).

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Acid-base accounting (ABA) testing is a static test procedure designed to measure the long-term potential for waste rock and/or tailings to generate acid.

Net-neutralization potential (NNP) consists of two measurements: (1) neutralization potential (NP) and (2) the acid-generating potential (AP). NNP is defined as the difference between these two measurements (NNP = NP – AP). The NP/AP ratio is also used to describe the acid-producing potential of mine waste. ABA classifications for mine-waste samples are based on both NNP and NP/AP and are divided into three categories including acid-generating, uncertain, and non-acid generating.

According to the Nevada Division of Environmental Protection report on Waste Rock, Overburden, and Ore dated February 2014, if the ratio is less than 1.2:1, the material is considered potentially acid generating (PAG). If the ratio is greater than 1.2, no additional testing is required.

The testing results for 2014 and 2015, provided to SRK, indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton), however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

20.3.3	Emission and Waste Management

In 2015, an authorization for the Unique Environmental License (Licencia Ambiental Unica [LAU]) was granted by SEMARNAT to EXMIN in order to carry out mineral processing and other metallurgical activities (beneficiation) at the Bolivar mill site.

The document establishes the environmental obligations to be met by the company. It establishes that EXMIN operations must adhere to the authorizations provided by the LAU in the matter of atmospheric emissions and generation/management of hazardous wastes.

Several key conditions of the LAU include:

•	EXMIN must submit its Annual Operating Card (Cédula de Operacion Anual) between March 1st and June 30th of each year;
•	Discharges of wastewater to natural water reservoirs or sewers, without CONAGUA approval, is prohibited;
•	The operation shall develop and maintain a contingency plan (not provided to SRK);
•	For point sources of atmospheric emissions (end of pipe), all emission sampling ports shall be installed and maintained in good conditions;
•	Emissions must meet the Maximum Permissible Limits (Limites Maximos Permisibles [MPL]) established by the NOM-085-SEMARNAT-2011 and NOM-043-SEMARNAT-1193;
•	Emissions of Volatile Organic Compounds (VOCs) should be kept to a minimum, since there is no any normative regulating emissions at this time; and
•	Records of the operation and maintenance of equipment that generates emissions shall be maintained.

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20.4	Mexican Environmental Regulatory Framework

20.4.1	Mining Law and Regulations

Mining in Mexico is regulated through the Mining Law, approved on June 26, 1992 and amended by decree on December 24, 1996, Article 27 of the Mexican Constitution.

Article 6 of the Mining Law states that mining exploration; exploitation and beneficiation are public utilities and have preference over any other use or utilization of the land, subject to compliance with laws and regulations.

Article 19 specifies the right to obtain easements, the right to use the water flowing from the mine for both industrial and domestic use, and the right to obtain a preferential right for a concession of the mine waters.

Articles 27, 37 and 39 rule that exploration; exploitation and beneficiation activities must comply with environment laws and regulations and should incorporate technical standards in matters such as mine safety, ecological balance and environmental protection.

The Mining Law Regulation of February 15, 1999 repealed the previous regulation of March 29, 1993. Article 62 of the regulation requires mining projects to comply with the General Environmental Law, its regulations, and all applicable norms.

20.4.2	General Environmental Laws and Regulations

Mexico’s environmental protection system is based on the General Environmental Law known as Ley General del Equilibrio Ecológico y la Protección al Ambiente - LGEEPA (General Law of Ecological Equilibrium and the Protection of the Environment), approved on January 28, 1988 and updated December 13, 1996.

The Mexican federal authority over the environment is the Secretaría de Medio Ambiente y Recursos Naturales - SEMARNAT (Secretariat of the Environment and Natural Resources). SEMARNAT, formerly known as SEDESOL, was formed in 1994, as the Secretaría de Medio Ambiente Recursos Naturales y Pesca (Secretariat of the Environment and Natural Resources and Fisheries). On November 30th, 2000, the Federal Public Administration Law was amended giving rise to SEMARNAT. The change in name corresponded to the movement of the fisheries subsector to the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación – SAGARPA (Secretariat of Agriculture, Livestock, Rural Development, Fisheries and Food), through which an increased emphasis was given to environmental protection and sustainable development.

SEMARNAT is organized into a number of sub-secretariats and the following main divisions:

•	INE – Instituto Nacional de Ecología (National Institute of Ecology), an entity responsible for planning, research and development, conservation of national protection areas and approval of environmental standards and regulations.
•	PROFEPA - Procuraduría Federal de Protección al Ambiente (Federal Attorney General for the Protection of the Environment) responsible for law enforcement, public participation and environmental education.
•	CONAGUA – Comisión Nacional del Agua (National Water Commission), responsible for assessing fees related to water use and discharges.
•	Mexican Institute of Water Technology.

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•	CONANP – Comisión Nacional de Areas Naturales Protegidas (National Commission of Natural Protected Areas).

The federal delegation or state agencies of SEMARNAT are known as Consejo Estatal de Ecología – COEDE (State Council of Ecology).

PROFEPA is the federal entity in charge of carrying out environmental inspections and negotiating compliance agreements. Voluntary environmental audits, coordinated through PROFEPA, are encouraged under the LGEEPA.

Under LGEEPA, a number of regulations and standards related to environmental impact assessment, air and water pollution, solid and hazardous waste management and noise have been issued. LGEEPA specifies compliance by the states and municipalities, and outlines the corresponding duties.

Applicable regulations under LGEEPA include:

•	Regulation to LGEEPA on the Matter of Environmental Impact Evaluations, May 30, 2000;
•	Regulation to LGEEPA on the Matter of Prevention and Control of Atmospheric Contamination, November 25, 1988;
•	Regulation to LGEEPA on the Matter of Environmental Audits, November 29, 2000;
•	Regulation to LGEEPA on Natural Protected Areas, November 20, 2000;
•	Regulation to LGEEPA on Protection of the Environment Due to Noise Contamination,
•	December 6, 1982; and Regulation to LGEEPA on the Matter of Hazardous Waste, November 25, 1988.

Mine tailings are listed in the Regulation to LGEEPA on the Matter of Hazardous Waste. Norms include:

•	Norma Official Mexicana (NOM)-CRP-001-ECOL, 1993, which establishes the characteristics of hazardous wastes, lists the wastes, and provides threshold limits for determining its toxicity to the environment;
•	NOM-CRP-002-ECOL, 1993 establishes the test procedure for determining if a waste is hazardous;
•	On September 13, 2004, SEMARNAT published the final binding version of its new standard on mine tailings and mine tailings dams, NOM-141-SEMARNAT-2003. The new rule has been renamed since the draft version was published in order to better reflect the scope of the new regulation. This NOM sets out the procedure for characterizing tailings, as well as the specifications and criteria for characterizing, preparing, building, operating, and closing a mine tailings dam. This very long (over 50 pages) and detailed standard sets out the new criteria for characterizing tailings as hazardous or non-hazardous, including new test methods. A series of technical annexes address everything from waste classification to construction of the dams. The rule is applicable to all generators of non-radioactive tailings and to all dams constructed after this NOM goes into effect; and
•	Existing tailings dams will have to comply with the new standards on post-closure. The NOM formally went into effect 60 days after its publication date.

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PROFEPA “Clean Industry”

The Procuraduría Federal de Protección al Ambiente (the enforcement portion of Mexico's Environmental Agency, referred to as PROFEPA), administers a voluntary environmental audit program and certifies businesses with a “Clean Industry” designation if they successfully complete the audit process. The voluntary audit program was established by legislative mandate in 1996 with a directive for businesses to be certified once they meet a list of requirements including the implementation of international best practices, applicable engineering and preventative corrective measures.

In the Environmental Audit, firms contract third-party, PROFEPA-accredited auditors, considered experts in fields such as risk management and water quality, to conduct the audit process. During this audit, called “Industrial Verification,” auditors determine if facilities are in compliance with applicable environmental laws and regulations. If a site passes, it receives designation as a “Clean Industry” and is able to utilize the Clean Industry logo as a message to consumers and the community that it fulfils its legal responsibilities. If a site does not pass, the government can close part, or all of a facility if it deems it necessary. However, PROFEPA wishes to avoid such extreme actions and instead prefers to work with the business to create an “Action Plan” to correct problem areas.

The Action Plan is established between the government and the business based on suggestions of the auditor from the Industrial Verification. It creates a time frame and specific actions a site needs to take in order to be in compliance and solve existing or potential problems. An agreement is then signed by both parties to complete the process. When a facility successfully completes the Action Plan, it is then eligible to receive the Clean Industry designation.

PROFEPA believes this program fosters a better relationship between regulators and industry, provides a green label for businesses to promote themselves and reduces insurance premiums for certified facilities. The most important aspect, however, is the assurance of legal compliance through the use of the Action Plan, a guarantee that ISO 14001 and other Environmental Management Systems cannot make.

According to Dia Bras, the company has initiated the PROFEPA “Clean Industry” application process for the Bolivar mill site. The site is currently preparing for the third-party, external audit, and anticipated obtaining the certification in 2017.

SIGA

Many companies in Mexico adopt the corporate policy, Sistema Integral de Gestión Ambiental (SIGA) (Integral System of Environmental Management), for the protection of the environmental and prevention of adverse environmental impacts. SIGA emphasizes a commitment to environmental protection along with sustainable development, as well as a commitment to strict adherence to environmental legislation and regulation and a process of continuous review and improvement of company policies and programs. The companies continue to improve their commitments to environmental stewardship through the use of the latest technologies that are proven, available, and economically viable.

SRK is not aware if the Bolivar Mine participates in the SIGA program at this time, but recommends that they do so.

Other environmental/social industry programs that the mine could participate in include:

•	Seeking accreditation under the voluntary self-management program for health and safety with the Mexican Department of Labor and Social Welfare (PASST); and strive to receive the Social Responsible Company (ESR) Distinctive, which is awarded by the Mexican Center of Philanthropy.

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20.4.3	Other Laws and Regulations

Water Resources

Water resources are regulated under the National Water Law, December 1, 1992 and its regulation, January 12, 1994 (amended by decree, December 4, 1997). In Mexico, ecological criteria for water quality is set forth in the Regulation by which the Ecological Criteria for Water Quality are Established, CE-CCA-001/89, dated December 2, 1989. These criteria are used to classify bodies of water for suitable uses including drinking water supply, recreational activities, agricultural irrigation, livestock use, aquaculture use and for the development and preservation of aquatic life. The quality standards listed in the regulation indicate the maximum acceptable concentrations of chemical parameters and are used to establish wastewater effluent limits. Ecological water quality standards defined for water used for drinking water, protection of aquatic life, agricultural irrigation and irrigation water and livestock watering are listed.

Discharge limits have been established for particular industrial sources, although limits specific to mining projects have not been developed. NOM-001-ECOL-1996, January 6, 1997, establishes maximum permissible limits of contaminants in wastewater discharges to surface water and national “goods” (waters under the jurisdiction of the CONAGUA).

Daily and monthly effluent limits are listed for discharges to rivers used for agricultural irrigation, urban public use and for protection of aquatic life; for discharges to natural and artificial reservoirs used for agricultural irrigation and urban public use; for discharges to coastal waters used for recreation, fishing, navigation and other uses and to estuaries; and discharges to soils and to wetlands. Effluent limitations for discharges to rivers used for agricultural irrigation, for protection of aquatic life and for discharges to reservoirs used for agricultural irrigation have also been established.

Ecological Resources

In 2000, the National Commission of Natural Protected Areas (CONANP) (formerly CONABIO, the National Commission for Knowledge and Use of Biodiversity) was created as a decentralized entity of SEMARNAT. As of November 2001, 127 land and marine Natural Protected Areas had been proclaimed, including biosphere reserves, national parks, national monuments, flora and fauna reserves, and natural resource reserves.

Ecological resources are protected under the Ley General de Vida Silvestre (General Wildlife Law). (NOM)-059-ECOL-2000 specifies protection of native flora and fauna of Mexico. It also includes conservation policy, measures and actions, and a generalized methodology to determine the risk category of a species.

Other laws and regulations include:

•	Forest Law, December 22, 1992, amended November 31, 2001, and the Forest Law Regulation, September 25, 1998;
•	Fisheries Law, June 25, 1992, and the Fisheries Law Regulations, September 29, 1999; and
•	Federal Ocean Law, January 8, 1986.

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Regulations Specific to Mining Projects

All aspects related to Mine Safety and Occupational Health are regulated in Mexico by NOM-023-STPS-2003 issued by the Secretariat of Labor. Appendix D of this regulation refers specifically to ventilation for underground mines, such as Bolivar Mine, and establishes all the requirement underground mines should comply with, which are subject of regular inspections.

New tailings dams are subject to the requirements of NOM-141-SEMARNAT-2003, Standard that Establishes the Requirements for the Design, Construction and Operation of Mine Tailings Dams. Under this regulation, studies of hydrogeology, hydrology, geology and climate must be completed for sites considered for new tailings impoundments. If tailings are classified as hazardous under NOM-CRP-001-ECOL/93, the amount of seepage from the impoundment must be controlled if the facility has the potential to affect groundwater. Environmental monitoring of groundwater and tailings pond water quality and revegetation requirements is specified in the regulations.

NOM-120-ECOL-1997, November 19, 1998 specifies environmental protection measures for mining explorations activities in temperate and dry climate zones that would affect xerophytic brushwood (matorral xerofilo), tropical (caducifolio) forests, or conifer or oak (encinos) forests. The regulation applies to “direct” exploration projects defined as drilling, trenching, and underground excavations. A permit from SEMARNAT is required prior to initiating activities and SEMARNAT must be notified when the activities have been completed. Development and implementation of a Supervision Program for environmental protection and consultation with CONAGUA is required if aquifers may be affected. Environmental protection measures are specified in the regulations, including materials management, road construction, reclamation of disturbance and closure of drill holes. Limits on the areas of disturbance by access roads, camps, equipment areas, drill pads, portals, trenches, etc. are specified.

20.4.4	Expropriations

Expropriation of ejido (an area of communal land used for agriculture) and communal properties is subject to the provisions of agrarian laws.

20.4.5	NAFTA

Canada, the United States and Mexico participate in the North American Free Trade Agreement (NAFTA). NAFTA addresses the issue of environmental protection, but each country is responsible for establishing its own environmental rules and regulations. However, the three countries must comply with the treaties between themselves; and the countries must not reduce their environmental standards as a means of attracting trade.

20.4.6	International Policy and Guidelines

International policies and/or guidelines that may be relevant to the Bolivar Mine include:

•	International Finance Corporation (Performance Standards) – social and environmental management planning; and
•	World Bank Guidelines (Operational Policies and Environmental Guidelines).

These items were not specifically identified and included in SRK’s environmental scope of work; however, given that Sierra Metals is a Canadian entity, general corporate policy tends to be in compliance with IFC, World Bank and Equator Principles.

SRK recommends that a more comprehensive audit of the Bolivar Mine be conducted with respect to these guidelines and performance standards.

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20.4.7	The Permitting Process

Environmental permits are required from various federal and state agencies. The general process for obtaining authorization to construct a new industrial facility is shown in Figure 20-1, Figure 20-2, Figure 20-3.

Submit Informe Preventivo
Environmental Impact Assessment
-General
-Intermediate
-Specific
SEMARNAT Requests Modality
Risk Assessment
-Preliminary
-Detailed*
*Risk assessment is only required at the request of SEMARNAT
Present Assessment to SEMARNAT
Does SEMARNAT Require Additional Information?
No
Yes
Provide Additional Information or Control Measures
Construction Authorization Letter Issued
Begin Construction of New Facility
Prepare to Obtain Operating Authorizations (1 year)
A

Figure 20-1 – Authorization Process – Part 1

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A
Apply to SEMARNAT for Operating License & Air Permit
Present to SEMARNAT a Hazardous Waste Registration
-Training Plans
-Emergency Procedures
-Technician Accreditation
Will Facility Discharge Wastewater
No
Yes
Does Wastewater Discharge to a Municipal Sewer?
No
B
Yes
Make Arrangements with Local Authorities for Discharge Standards & Fee Payment
C

Figure 20-2 - Authorization Process – Part 2

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B
Submit to SEMARNAT a Discharge Registration Application
Submit to CAN a Particular Conditions of Discharge Application
Submit to the State CAN a Fee Registration Application
C
Follow-up on Each Submission to Obtain Registration, Authorization or Permit
Have all Obligations been Received within 1 Year of Receiving Authorization to Construct?
No
Yes
Begin Operations
Request Construction Extension from SEMARNAT

Figure 20-3 - Authorization Process – Part 3

20.4.8	Required Permits and Status

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained. SRK has not conducted an investigation as to the current status of all the required permits. At this time, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites. The following information in Table 20-1 and Table 22-1 regarding the exploration and mining permits was provided by Dia Bras.

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Table 20-1 Exploration and mining permits

Permit	Agency	Approval Date (or anticipated Approval Date)
Mining Law Concession	President via the Minister of Commerce and Industrial and the General Directorate of Mines Promotion – Mexican Secretaría de Economía	See Table 20-2
Manifestación de Impacto Ambiental (MIA) – Environmental Impact Statement	Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) - Secretariat of the Environment and Natural Resources

The operating mines of the Bolivar project are exempt from having to apply for the MIA according to the document SG.IR.08-2009 / 191 from SEMARNAT dated May 2009 that recognizes the exception since Día Bras proved that the mining concessions predated the 1988 law. Any other concession will need a MIA or prove pre-existence.

The new mines of the Bolivar Project have MIA

authorization document SG.IR.08-2015 / 271 from SEMARNAT dated October 2015.

The plant site has a MIA, document SG.IR.08-2010 /106.

The MIA for the power line and substation is the

document number SG.IR.08-2013 /004.

Análisis de Riesgo - Risk Analysis Report	Dirección Estatal de Protección Civil Chihuahua (with assistance from external consultant)	A risk analysis focusing on the security on the use of explosives, was conducted and approved in D.O. 901/2015. Additional studies have recently been completed, but not yet submitted to SEMARNAT.
Operating License (and Air Quality Permit)	SEMARNAT	The Bolivar mine area has no atmospheric emissions. The Bolivar plant area has a Licencia Unica Ambiental (unique environmental license) dated October 14, 2015, and approved under SG. CA.08-2015/075.
Cambio de Uso de Suelo - Land Use Change Permit	SEMARNAT	The operating concessions in the Bolivar Project are exempt from having to apply for the Cambio de Uso de Suelo, according to the document SG.IR.08-2009 / 191 from SEMARNAT dated May 2009, since Día Bras proved that the mining concessions existed prior to the 1988 law. For the proposed mines, Día Bras has presented the studies and solicitation, and is expecting a resolution in the next few weeks.
Concession Title for Underground Water Extraction	Comisión Nacional del Agua (CONAGUA) - National Water Commission)	Mine dewatering is regulated under the Mining Law and no permit is required to extract mine water.
Authorization for Utilization of National Surface Water	CONAGUA	For decades, new water appropriations in the area have been under moratorium; which was recently lifted by CONAGUA. Día Bras has applied for new water appropriations and is expecting a response in April 2017.
Wastewater Discharge Permit	CONAGUA	For the Bolivar mine offices, there is a title permit BOO.906.01-1341 dated June 21, 2015. For the Bolivar plant, there are documents No B00.E.22.4.-420 and No B00.906.01-1340 dated June 21, 2015.
Hazardous Waste Registration	SEMARNAT	The last update to this registration is dated September 18, 2015. The site reviews annually to determine if additional updates are necessary.
Explosives Use Permit	Secretaría de la Defensa Nacional (SEDENA)	Permit Number 4042. This permit is reviewed and updated annually, with the last one issued on December 1, 2016.
Permit	Agency	Approval Date (or anticipated Approval Date)
Archeological release letter	Instituto Nacional de Antropología e Historia (INAH)	Updated in November 2013. No sites of interest for the INAH
Contract for Land Use	Local Ejido	The original contract was updated January 28, 2015.

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Table 20-2 Exploration and mining permits holding companies

Holding Company	Name	Type	Area	File No.	Tittle No.	Enrolled	Expiry
Día Bras Mexicana (DBM)	La Cascada	Exploration	1,944	016/32259	222720	8/27/2004	8/26/2054
Javier Bencomo Muñoz 50%, DBM 50%	Bolivar III	Exploitation	48	321.1/1-64	180659	7/14/1987	7/13/2037
Javier Bencomo Muñoz 50%, DBM 50%	Bolivar IV	Exploitation	50	321.1/1-118	195920	9/23/1992	9/22/2042
Día Bras Mexicana	Piedras Verdes	Exploration	92	016/31958	220925	10/28/2003	10/27/2053
Día Bras Mexicana	Mezquital	Exploration	2,475	016/32157	223019	10/5/2004	10/4/2054
Día Bras Mexicana	Mezquital Fracc. 1	Exploration	5	016/32157	223020	10/5/2004	04/10/2054
Día Bras Mexicana	Mezquital Fracc. 2	Exploration	2	016/32157	223021	10/5/2004	10/4/2054
Día Bras Mexicana	Mezquital Fracc. 3	Exploration	975	016/32157	223022	10/5/2004	10/4/2054
Día Bras Mexicana	El Gallo	Exploration	252	016/32514	224112	4/8/2005	4/7/2055
Día Bras Mexicana	Bolivar	Exploitation	64	321.1/1-100	192324	12/19/1991	12/18/2041
Día Bras Mexicana	La Chaparrita	Exploitation	10	1/1.3/00882	217751	8/13/2002	8/12/2052
Día Bras Mexicana	La Mesa	Exploration	719	016/32556	223506	1/12/2005	1/11/2055
EXMIN, S.A. DE C.V.	Moctezuma	Exploration	67	1/1/01432	226218	01/12/2005	01/12/2055
EXMIN, S.A. DE C.V.	San Guillermo	Exploration	96	099/02161	196862	13/08/1993	12/08/2043

20.4.9	MIA and CUS Authorizations

In 2009, SEMARNAT agreed that a MIA for the Bolivar Mine was not necessary since the area has been under exploration and exploitation since 1979, but that DIA BRAS was still subject to the applicable environmental regulations according to article 29 of the LGEEPA. However, in the event that modifications to the existing operation were proposed, SEMARNAT would need to be consulted to determine the appropriate procedures for authorization.

In a resolution between SEMARNAT Chihuahua (Brenda Ríos Prieto) and DIA BRAS MEXICANA (Arturo Valles Chávez) dated October 2015, the agency conditionally authorizes the Bolivar Mine consisting of opening five (5) shafts for underground mines, 11 boreholes, waste dumps, material stock yard, tailings dam, and infrastructure construction (roads, substation, dining room, electricity distribution line, two (2) powder kegs and temporary waste store; based on the information presented in the Environmental Impact Manifestation (Manifestación de Impacto Ambiental (MIA)) submitted in August 2015.

The area covered by the Land Use Change (Cambio de Uso de Suelo (CUS)) is 9.7570 Hectares (24.11 acres) and the total construction area is 11.448 Hectares (28.28 acres).

The resolution has a validity of 15 years and can be renewed through an advance request to SEMARNAT, accompanied by a verification issued by PROFEPA.

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20.4.10	PROFEPA Inspection

In 2014, the enforcement branch of SEMARNAT, PROFEPA, conducted an inspection of several streams and arroyos near the EXMIN property (Bolivar Mine). SRK understands from the documentation provided that tailings from the beneficiation plant had spilled into these drainages during heavy rains on December 20 and 21, 2013. The affected streams included:

•	Arroyo Los Alisos (also known as Arroyo Agua Caliente or Arroyo Tubares). The affected area covers 12.9 km above the river bed by 2.5 m wide. In total, an area of 32,250 m2 was affected with tailings deposited on the stream bed; and
•	Rio Fuerte (also known as Rio Urique, Rio Batopilas). Arroyo Los Alisos joins with this river, tailings were found in an area of 1,750 m2 over the river bed.

Follow-up correspondence references a proposed remediation plan submitted by Arturo Valles Chávez, legal representative of EXMIN, to SEMARNAT. SRK was not provided a copy of this plan for review. However, according to EXMIN, the clean-up was performed over a period of several months, and any residual testing showed that the materials in the streams met with Mexican Norms. No further action appears to have been ordered by PROFEPA or SEMARNAT.

20.5	Social Management Planning and Community Relations

As part of the project review by SEMARNAT, the MIA document was made available to the public for review and comment prior to the issuance of the conditional authorization. SRK is not aware of any other public consultation or stakeholder engagement activities on the part of Dia Bras.

20.6	Closure and Reclamation Plan

Current regulations in México require that a preliminary closure program be included in the MIA and a definite program be developed and submitted to the authorities during the operation of the mine (generally accepted as three years into the operation). These closure plans tend to be conceptual and typically lack much of the detail necessary to develop an accurate closure cost estimate. However, Dia Bras has attempted to prescribe the necessary closure activities for the operation.

In February 2017, Treviño Asociados Consultores presented to Dia Bras, S.A. de C.V. a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine shown in Table 20-3.

Table 20-3: Closure Activities

Closure Activity	Cost Estimate (MXN$)
Waste Rock Piles (regrading, soil preparation, revegetation) (2 ha)	105,430
Exploration Drill Pads (remove contaminated soils, soil preparation, revegetation, erosion control) (4Ha)	48,300
Roads (Border reconstruction, ditches, revegetation) (8 ha)	96,600
Building Demolition (camps, plant, mill – dismantle, remove, soil remediation, soil preparation, revegetation)	7,653,250
Tailings Impoundment (regrading, soil cover and preparation, revegetation) (6ha)	316,020
Power Line Corridor (soil preparation, revegetation) (12 ha)	62,218
Power Line Removal (850 poles; 12.64 km cable)	977,500
Total (MXN)	9,259,318
Total (USD)	453,888

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SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison. SRK recommends that Dia Bras conduct an outside review of this estimate, with an emphasis on benchmarking against other projects in northern Mexico.

While Mexico requires the preparation of a reclamation and closure plan, as well as a commitment on the part of the operator to implement the plan, no financial surety (bonding) has thus far been required of mining companies. Environmental damages, if not remediated by the owner/operator, can give rise to civil, administrative and criminal liability, depending on the action or omission carried out. PROFEPA is responsible for the enforcement and recovery for those damages, or any other person or group of people with an interest in the matter. Also, recent reforms introduced class actions as a means to demand environmental responsibility from damage to natural resources.

20.6.1	Closure and reclamation costs to be used in this study

Further to the work previously completed by SRK and Treviño Asociados Consultores regarding the anticipated costs for closure and reclamation, Sierra Metals have elected to use a figure of USD 5,000,000 in the financial modelling which is well in excess of the previous estimate and is considered a conservative and low risk approach at this stage of the study.

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21	capital and operating costs

Capital and operating cost estimates for underground mining were prepared by Redco to support the proposed mine plan.

Mining capital infrastructure, materials and labour cost estimates are based on vendor quotes and data relevant to the region.

The estimated Capital (CAPEX) requirement for mine equipment, infrastructure and processing plant required to achieve the 11-year LoM and 5000 tpd including mine closure is $96.07M, line items are presented in Table 21-1,

Projected operational expenses (OPEX) for the mine, plant and general and administrative areas, based on historic figures and projected efficiencies associated with the change in mining methodology and tonnage increases are presented in Table 21-1, Note that these are slightly different compared to the costs used to calculate the mineral resource cut-off grade, as certain all-in mining costs are not incorporated in this calculation.

Table 21-1: OPEX Estimation

Opex Total	Total [kUS$]	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Mine	203,122	18,257	20,477	19,197	19,980	19,980	19,980	19,980	19,980	19,980	19,980	5,331
Plant	131,963	11,340	11,146	11,376	13,500	13,500	13,500	13,500	13,500	13,500	13,500	3,602
G&A	23,604	1,931	2,071	2,127	2,476	2,479	2,458	2,421	2,394	2,377	2,271	600
Total	358,689	31,528	33,693	32,700	35,956	35,959	35,938	35,901	35,874	35,857	35,751	9,533

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Table 21-2: CAPEX Estimation

CAPEX	Total [US$]	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Development	30,673,211	5,069,733	5,261,563	4,270,802	3,227,404	3,261,849	2,976,064	2,438,957	2,055,750	1,807,079	304,009	-
Ventilation	4,506,439	1,023,546	1,222,224	580,448	406,545	394,580	279,962	233,848	171,367	193,918	-	-
Equipment	27,300,000	4,620,000	960,000	480,000	1,260,000	6,720,000	4,320,000	960,000	480,000	1,680,000	5,820,000	-
Exploration	2,707,000	1,207,000	1,500,000	-	-	-	-	-	-	-	-	-
Plants	101,000	101,000	-	-	-	-	-	-	-	-	-	-
Plant Expansion	9,600,000	2,335,135	1,816,216	5,448,649	-	-	-	-	-	-	-	-
Installation of tails storage facility	4,007,000	1,007,000	3,000,000	-	-	-	-	-	-	-	-	-
TSF Growth PEA	12,171,864	-	-	-	1,944,000	1,944,000	1,944,000	1,944,000	1,944,000	1,944,000	507,864	-
Closure	5,000,000	-	-	-	-	-	-	-	-	-	-	5,000,000
Total	96,066,514	15,363,414	13,760,004	10,779,899	6,837,949	12,320,429	9,520,026	5,576,805	4,651,117	5,624,997	6,631,873	5,000,000

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Table 21-3: Capital Requirements to Extend Processing Capacity to 5000 tpd

Item	Description	Cost $
1	Sandvik CH600 complete overhaul and relocation of feed chute	Completed
2	Metso HP300 corrective maintenance including hydraulic lubrication system	In progress
3	Vibrating screen cloth change (6x16 Terex/Deister) and conveyor belts adjustments	150,000
4	Purchase 12.5 x 16 Ball Mill-1250 HP with liners, feed spout, trommel discharge box	completed
5	1000 MT ore bin mill feed	250,000
6	Cyclone cluster, hydro cyclones, pumps and boxes	150,000
7	Flash flotation cell installation, Row 1-2-3	150,000
8	Pulp level control – Rougher flotation Row 1	Completed
9	Pulp level control / Rougher Flotation Rows 2-3	80,000
10	Row 3 flotation cell maintenance and installation of new cells	150,000
11	40ft dia. 50ft Diameter thickener maintenance including rake control	In progress
12	Filter plant maintenance (disk filters, drum filter, filter press, vacuum pump and dryers(	In progress
13	Improvements Assay Lab and Metallurgical Lab.	150,000
14	Metso HP400 or Locotracks (02)	600,000
15	Implementation of Micronics Filter Plant and starter dam	5,000,000
16	Magnetite Project	450,000
	Contingencies 35%	2,475,500
	Total	$9.6 M

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 154

22	economic analysis

The economic analysis is based on mineral resources and includes inferred mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. This PEA is preliminary in nature and there is no certainty that the PEA will be realized.

The main economic factors and assumptions used in the economic analysis include the following:

•	Gold Price of 1,291 US$/oz, Silver Price of 18.25 US$/oz and Copper Price of 3.00 US$/lb.
•	Discount rate of 8%.
•	Average grades of Au 0.28 g/t, Ag 18.30 g/t and Cu 0.83%.
•	Life of Mine of 11.0 years.
•	Ordinary Mining Entitled Royalty of 220,000 US$/yr.
•	Extraordinary Mining Entitled Royalty of 0.5% applied to precious metals revenues.
•	Variable Special Mining Royalty rate depending on the operating margin.
•	Taxes rate of 30%.
•	Numbers are presented on a 100% ownership basis and do not include financing costs.

The economic analysis is based on mine schedule, CAPEX and OPEX estimation, and assumptions detailed above.

Copper ores from Gallo Inferior, El Salto, Bolivar West and Bolivar North West in flotation laboratory tests float readily in the first 2 to 4 minutes with finer grinding (55 to 60% minus 200 mesh) achieving rougher recovery between 85% to 90%. It is recommended to use 85% Cu recovery since the installation of the third ball mill is currently in progress and planned to be on line Q1-2019. Therefore, the metallurgical recoveries used in the evaluation are 85% Cu, 78% Ag and 64% Au.

The PEA calculates a Base Case after-tax NPV of US$ 214 M, with an after – tax Return on Investment of 550% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$ 96 M. The payback period for the Life of Mine (LoM) capital is estimated at 3.4 years. Operating costs of the life of mine total US$ 359 M, equating to an operating cost of US$21.18 per tonne milled.

A sensitivity analysis was done in the project to analyse the impact of change in the main drivers; Mining cost, processing costs, metal prices, and discount rate. This is shown in Table 22-2 and shown graphically in Figure 20-1.

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Table 22-1: Economic Analysis Key Values

PEA Highlights Base case of $1,291/oz Gold, $18.25/oz Silver, $3.00/lb. Copper	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	214
Return on Investment	%	550
Mill Feed	Tonnes (Mt)	16.9
Peak Mining Production Rate	t/year	1,800,000
LOM Project Operating Period	Years	11
Total Life of Mine (LoM) Capital Costs	US$ M	96
Net After – Tax Cashflow	US$ M	303
Total Operating Unit Costs	US$/t	21.18
LOM Gold Production (Payable)	oz	86,472
LOM Silver Production (Payable)	oz	7,013,157
LOM Copper Production (Payable)	t	114,537

Table 22-2: Sensitivity Analysis – Values

Sensitivity Analysis	-40%	-30%	-20%	-10%	0%	+10%	+20%	+30%	+40%
Discount rate	243,709,265	235,578,657	227,869,399	220,554,978	213,610,798	207,014,021	200,743,432	194,779,303	189,103,286
Mining Cost	251,674,962	242,158,921	232,642,880	223,126,839	213,610,798	204,094,757	194,578,716	185,062,675	175,546,634
Processing Cost	238,064,374	231,950,980	225,837,586	219,724,192	213,610,798	207,497,404	201,384,010	195,270,616	189,157,222
G&A	217,996,338	216,899,953	215,803,568	214,707,183	213,610,798	212,514,413	211,418,028	210,321,643	209,225,258
Price Cu	60,203,234	101,534,167	138,912,720	176,261,759	213,610,798	250,959,837	288,308,876	325,657,916	363,006,955
Price Ag	189,295,516	195,374,336	201,453,157	207,531,977	213,610,798	219,689,619	225,768,439	231,847,260	237,926,080
Price Au	193,898,604	198,826,653	203,754,701	208,682,750	213,610,798	218,538,846	223,466,895	228,394,943	233,322,992
Price all Metals	11,641,039	65,952,485	116,898,982	165,254,890	213,610,798	261,966,706	310,322,614	358,678,523	407,034,431

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 156

Figure 22-1: Sensitivity Analysis - Spider Graph

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 157

23	adjacent properties

Sierra Metals are not aware of any adjacent properties to the Bolivar mine as defined under NI 43-101.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 158

24	Other relevant data and information

Sierra Metals knows of no other relevant data at this time.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 159

25	Interpretation and Conclusions

Sierra Metals make the following interpretations and conclusions:

The proposed mine plan and economic analysis presented in the PEA indicate that the Property could operate profitably at 5000 tpd. The proposed mine plan requires a capital requirement of U$ 96 M over the life of mine, efficiencies associated with higher throughputs are expected drive a reduction in operating costs on a per tonne basis. This PEA indicates that the benefit of operating the Property at 5000 tpd is US$ 303 M.

•	The proposed mine plan is conceptual in nature and would benefit from further, more definitive, investigation.
•	The Piedras Verdes processing plant can be adapted to process 5000 tpd and would require:

o	Temporary shutdown to overhaul equipment

o	Purchase of mobile jaw and cone crushers

o	Overhaul and reintroduction of idle equipment

•	The availability of tailings storage capacity is a critical risk to the proposed mine plan. Designs for tailings storage need to be finalized and permitted and refined mine planning should be aligned to the availability of tailings storage capacity.
•	The PEA calculates a Base Case after-tax NPV of US$ 214 M, with an after – tax Return on Investment of 550% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$ 96 M. The payback period for the Life of Mine (LoM) capital is estimated at 3.4 years. Operating costs of the life of mine total US$ 359 M, equating to an operating cost of US$21.18 per tonne milled.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 160

26	Recommendations

The Economic Analysis of related to increased mine production and mineral processing presented in the PEA is positive and further, more definitive, investigation of the proposed plan is warranted, including:

•	Definition of long term tailings storage solution
•	Geotechnical investigation should be extended to areas of the mine that are not currently in production but are considered in the mine plan
•	Ventilation in the Bolivar mine is based on natural air flow which is influenced by atmospheric conditions. Proposed production increases and associated machinery movement are likely to have a negative impact on air quality, to ensure safety in the mine air flow modelling is recommended based on which a ventilation plan should be defined
•	The resources considered in the proposed mine plan are either inferred or indicated. Further drilling and exploration should be undertaken to increase confidence in the resources used in the mine plan. The mine proposed mine plan should be re-evaluated when additional information is available
•	The classification of mining blocks based on NSR value and proximity to other blocks could exclude potential mine feed from the proposed mine plan, subsequent revisions of the mine plan should consider blocks above the NSR marginal cut-off that are not necessarily immediately adjacent to other mine blocks above the NSR marginal cut off. A ratio of development meters required for access compared to tonnes could be used to determine conceptual costings
•	Longhole stoping is considered in area where bodies dip up to 70 degrees, this introduces significant dilution, other mining methods should be considered in such areas as they could reduce dilution
•	Could ramp gradients be increased to reduce development meters?
•	Improvements and efficiencies could be introduced to mineral processing including:
•	Fines could be separated from mineral before it enters the Primary crusher
•	The circulating load in the milling circuit is between 150 to 200%, which is below the desired optimum range of 300 - 350% and results in over milling and increased power consumption per tonne milled. By controlling the circulating load there is potential to reduce cost per tonne processing costs.
•	The introduction of a flash floatation tank in combination with a re-grinding circuit at the cleaner-recleaner circuit has the potential to improve flotation efficiency and improve metallurgical recoveries at Piedras Verdes
•	The introduction of a new and large ball mill will allow for primary grinding and secondary grinding. With the introduction of a third ball mill there is an opportunity to operate a single cluster of 10 hydro cyclones, 8 operating and 2 on standby, this will improve efficiencies
•	Recovery improvement. Pilot tests have been made to improve the milling and recovery of copper including magnetic concentration to separate magnetite before the copper flotation.

Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico	Page 161

27	References

CIM, 2014 - Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014.

Gustavson, 2013 - NI 43-101 Technical Report Bolivar Mine, Chihuahua State, Mexico. Prepared for Sierra Metals Inc., by Gustavson Associates, Donald E. Hulse, Zachary Black, Karl D. Gurr, and Deepak Malhotra, Lakewood, Colorado, USA, May 31, 2013, 188pp.

Meinert L.D., (2007) - Unpublished internal company reports. Prepared by Lawrence D. Meinert, Department of Geology, Smith College, Northampton, MA, January 2007.

Benchmarking developed by Flores & Karzulovic (2002).

Redco, 2018 – PEA Analysis – Bolivar Mine, May, 2018.

GTech - "Report of Geomechanical & Geotechnical for the Exploitation of El Gallo Inferior and Chimenea 1,2 - MINING UNIT BOLIVAR.pdf".

Anddes, 2018 – Informe Ejecutivo Depósito de Jales Sierra Metals SA, UM Bolivar y Cusi Revision B.

SRK Consulting (U.S) Inc., 2018 - Resource Estimation.

Redco Mining Consultants, 2018 - Increase mine output to 2700 tpd.

Sierra Metals (SM), 2018 - Increase Piedras Verdes Capacity to 5000 tpd.

Transmin, 2018 - Improvement to the Piedras Verdes Plant.

Anddes Consulting (AC), 2018 - Expansion of tailings storage capacity.

Flopac, 2018 - Tailings Capacity 2018-2019.